SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June 2005	Commission File Number: 1-31402

CAE INC.

(Name of Registrant)

2025 Logistics Drive
Mississauga, Ontario
Canada L5S 1Z9
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: June 1, 2005	By:	/s/ Hartland J. Paterson
		Name:	Hartland J. Paterson
		Title:	Vice President Legal, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Proxy Information Circular

99.2	Annual Report

Exhibit 99.1

PROXY INFORMATION CIRCULAR

NOTICE OF ANNUAL
AND SPECIAL MEETING
OF SHAREHOLDERS
JUNE 22, 2005

Take notice that the Annual and Special Meeting of the Shareholders of CAE Inc. (the “Corporation”) will be held at the International Civil Aviation Organization Conference Centre, Room 3, 999 University Street, Montreal, Quebec, on Wednesday, the 22nd day of June, 2005, at 10:00 a.m. (Eastern Time) for the following purposes:

(a)	to receive the consolidated financial statements for the year ended March 31, 2005, together with the auditors’ report thereon;

(b)	to elect Directors;

(c)	to appoint auditors and authorize the Directors to fix their remuneration;

(d)	to consider and, if deemed appropriate, adopt a resolution (see “Special Business of the Meeting – Change of Registered Office” in the accompanying Proxy Information Circular) approving the change of the registered office of the Corporation from being located in the Province of Ontario to being located in the Province of Quebec; and

(e)	to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Proxy Information Circular.

The Board of Directors has specified that proxies to be used at the Meeting or any adjournment thereof must be deposited in Toronto with the Corporation or Computershare Trust Company of Canada, as agent for the Corporation, not later than 10:00 am. (Eastern Time) on June 21, 2005.

DATED at Montreal, this 12th day of May, 2005.

By Order of the Board,

Hartland J. A. Paterson
Vice President, Legal,
General Counsel and Corporate Secretary

Note: If you are unable to be present personally, kindly sign and return the form of proxy in the enclosed postage-paid envelope.

01	Solicitation of Proxies

01	Appointment and Revocation of Proxies

01	Voting of Proxies

01	Electronic Access to Proxy-Related Materials and Annual and Quarterly Reports

01	Voting Shares and Principal Holders Thereof

02	Shareholders Entitled to Vote

02	Election of Directors

03	Appointment of Auditors

03	Special Business of the Meeting: Change of Registered Office

04	Statement of Corporate Governance Practices

11	Report on Executive Compensation

16	Executive Compensation

20	Directors’ and Officers’ Liability Insurance

20	Interest of Informed Persons in Material Transactions

20	Management Contracts

20	Auditor Independence

21	Other Matters

21	Shareholder Proposals

21	General Information

21	Appendix A

> CAE / PROXY INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Proxy Information Circular (the “Information Circular”) is furnished in connection with the solicitation by management of CAE Inc. (“CAE” or the “Corporation”) of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying notice of the Meeting. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by the officers and Directors of the Corporation at nominal cost. The cost of solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are Directors of the Corporation. Shareholders desiring to appoint some other person as their representative at the Meeting may do so either by inserting such other person’s name in the blank space provided or by completing another proper form of proxy and, in either case, delivering the completed proxy to the Corporation at 8585 Côte-de-Liesse, Saint-Laurent, Quebec H4T 1G6 or to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, not later than 10:00 a.m. (Eastern Time) on June 21, 2005. Unless otherwise indicated, the information in this Information Circular is given as of May 12, 2005, and all dollar references are in Canadian dollars.

     A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing, and deposited at the office of the Corporation, 8585 Côte-de-Liesse, Saint-Laurent, Quebec, H4T 1G6, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of such Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

VOTING OF PROXIES

The persons named in the accompanying form of proxy will vote or withhold from voting the shares in respect of which they have been appointed on any ballot that may be called for in accordance with the directions of the shareholder as specified in the proxy. In the absence of such direction, such shares will be voted: (a) FOR the election as Directors of the persons designated in this Information Circular as nominees for such office; (b) FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and for the authorization of the Directors to fix their remuneration; and (c) FOR the resolution to confirm the change of the registered office of the Corporation.

     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting, or other matters that may properly come before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

     Shareholders who are unable to attend the annual meeting in person may vote by proxy in one of four ways: by telephone, by mail, on the Internet or by appointing another person to attend and vote at the meeting on their behalf. However, certain shareholders must vote their proxy by mail. Refer to the enclosed form of proxy for instructions.

ELECTRONIC ACCESS TO PROXY-RELATED MATERIALS AND ANNUAL AND QUARTERLY REPORTS

We offer our shareholders the opportunity to view proxy information circulars, annual reports and quarterly reports through the Internet instead of receiving paper copies in the mail. If you are a registered shareholder you can choose this option by following the instructions on your form of proxy. If you hold your common shares through an intermediary (such as a bank or broker), please refer to the information provided by the intermediary on how to choose to view our proxy information circulars, annual reports and quarterly reports through the Internet.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of the date hereof, there are 248,273,728 outstanding common shares of the Corporation. Each shareholder is entitled to one vote for each common share that is registered in his or her name on the list of shareholders which is available for inspection during usual business hours at Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, and at the Meeting. The list of shareholders will be prepared as of May 16, 2005, the date (the “Record Date”) fixed for determining shareholders entitled to receive notice of the Meeting.

     To the knowledge of the Directors and officers of the Corporation, there are no persons who beneficially own or exercise control or direction over shares carrying more than 10% of the voting rights attached to shares of the Corporation.

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SHAREHOLDERS ENTITLED TO VOTE

Only common shareholders of record at the close of business on the Record Date are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat.

ELECTION OF DIRECTORS

Under the articles of the Corporation, the Board of Directors may consist of a minimum of three (3) and a maximum of twenty-one (21) Directors. The Directors are to be elected annually as provided in the Corporation’s by-laws. Each Director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws. In accordance with the by-laws, the Board of Directors has fixed the number of Directors to be elected at the Meeting at thirteen (13).

     The following table states the name of each person proposed to be nominated for election as a Director, all other positions and offices with the Corporation now held by him, if any, his principal occupation or employment, the period of service as a Director of the Corporation and the number of common shares and deferred share units of the Corporation beneficially owned by him or over which he exercises control or direction as of the date hereof.

	BECAME	NUMBER OF	NUMBER OF
NAME	DIRECTOR	COMMON SHARES	DEFERRED UNITS

Brian E. Barents, Andover, Kansas, is a Director of Kaman Corporation, Eclipse Aviation Corporation, the Nordam Group and Aerion Corporation, as well as a board member of the Flight Safety Foundation and a member of the Board of Trustees of Embry-Riddle Aeronautical University. A former Air National Guard Brigadier General and still an active pilot, Mr. Barents was the President, CEO and co-founder of Galaxy Aerospace Company, LP from 1997-2001 and before that Chairman, President and CEO of Learjet, Inc. from 1989-1996. Mr. Barents is a member of the Compensation Committee.	2005	—	1,163

Robert E. Brown, Westmount, Quebec, is President and Chief Executive Officer of the Corporation and a member of the Executive Committee. He succeeded Derek H. Burney as President and Chief Executive Officer of the Corporation on August 12, 2004. Prior to joining CAE, Mr. Brown was Chairman of the Board of Air Canada from May 2003 to October 2004, and before this, Mr. Brown was President and Chief Executive Officer of Bombardier Inc. from February 1999 to December 2002. Mr. Brown is a Director of Nortel Networks Corporation, Allen-Vanguard Corporation and ACE Aviation Holdings Inc.	2004	174,000*	136,157

John A. (Ian) Craig, Ottawa, Ontario, is a business consultant. Mr. Craig is also a Director of Bell Canada International Inc., Arris Group Inc., XPU Capital and the Ottawa Heart Institute. Mr. Craig is a member of the Audit Committee.	2000	30,000	17,739

Richard J. Currie, O.C., Toronto, Ontario, is non-executive Chairman of Bell Canada Enterprises Inc. and of Telesat. He is a Director of Staples, Inc. and Petro-Canada and Chancellor of the University of New Brunswick. Mr. Currie is a member of the Audit Committee.	2001	100,000	23,357

H. Garfield Emerson, Q.C., Toronto, Ontario, is National Chairman and a senior partner of the national law firm of Fasken Martineau DuMoulin LLP. Mr. Emerson is also the Chairman of the Board of Rogers Communications Inc. and the Vice-Chairman of the Board of Rogers Wireless Communications Inc. He is also a Director of Canada Deposit Insurance Corporation, Rogers Cable Inc., Rogers Media Inc., Wittington Investments, Limited and Sunnybrook & Women’s Health Sciences Centre. Mr. Emerson is a member of the Governance Committee.	1992	16,600	25,990

Anthony S. Fell, O.C., Toronto, Ontario, is Chairman of RBC Dominion Securities Inc. Mr. Fell is also Chairman of Munich Reinsurance Company of Canada, a Director of BCE Inc., Bell Canada, Loblaw Companies Limited and Telesat, and Chairman of the Board of Trustees of University Health Network. Mr. Fell is the Chairman of the Governance Committee.	2000	50,000	28,366

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	BECAME	NUMBER OF	NUMBER OF
NAME	DIRECTOR	COMMON SHARES	DEFERRED UNITS

Paul Gagné, CA, Montreal, Quebec, is a Director of Textron Inc., Inmet Mining Corporation, Wajax Limited, Fraser Papers Inc. and several private companies. Between 1998 and 2002, Mr. Gagné served as a consultant to Kruger Inc. and a Director of its UK Tissues Group. Prior to that, he was sequentially the Vice President Finance, Chief Operating Officer, Chief Executive Officer and Chairman of Canadian Pacific Forest Products Limited and Avenor Inc. Mr. Gagné is a member of the Audit Committee.	2005	—	1,163

The Honourable James A. Grant, P.C., C.M., Q.C., Montreal, Quebec, is a partner in the legal firm of Stikeman Elliott LLP (Montreal). Mr. Grant is a Director of Canadian Imperial Bank of Commerce, Shire Pharmaceuticals Group plc and various charitable and social organizations. Mr. Grant is a member of the Compensation and Executive Committees.	1991	10,000	13,480

James F. Hankinson, Toronto, Ontario, is President and Chief Executive Officer of Ontario Power Generation Inc. He is also a Director of Maple Leaf Foods Inc., Ontario Power Generation Inc. and Chair of the Board of Trustees of ROW Entertainment Income Fund. Mr. Hankinson is the Chairman of the Audit Committee and a member of the Governance Committee.	1995	4,018	36,394

E. Randolph (Randy) Jayne II, McLean, Virginia, is a Senior Partner in Heidrick & Struggles International, Inc., an executive search firm (1996-present) and is currently the Office Managing Partner of the firm’s Tysons Corner, VA office. Mr. Jayne is a member of the Compensation Committee.	2001	—	23,799

James W. McCutcheon, Q.C., Toronto, Ontario, is Counsel to the law firm of McCarthy Tétrault LLP. Mr. McCutcheon is a Director of Dominion of Canada General Insurance Company, Empire Life Insurance Company (Chairman 1991-1997), Guardian Capital Group Limited and Noranda Inc. Mr. McCutcheon is a member of the Audit Committee.	1979	100,292	—

Lawrence N. Stevenson, Toronto, Ontario, is Chief Executive Officer of Pep Boys, a NYSE-listed U.S. automotive services company. Mr. Stevenson is also a Director of SNC-Lavalin Group Inc. Mr. Stevenson is Chairman of the Compensation Committee.	1998	45,038	25,567

Lynton R. Wilson, O.C., Oakville, Ontario, is Chairman of the Board of the Corporation. Mr. Wilson is the Chairman of Nortel Networks Corporation and of Allergen NCE Inc. and is also a Director of DaimlerChrysler AG, Mercedes-Benz Canada Inc., and DaimlerChrysler Canada Inc. He is the Chairman of the Executive Committee and is a member of the Compensation and Governance Committees.	1997	2,308,300	21,926

*	Mr. Brown also holds 1,000,000 options to acquire shares of the Corporation. Mr. Brown joined the Board of Air Canada two weeks before it filed for protection under the Companies’ Creditors Arrangement Act on April 1, 2003, to help manage the financial crisis in which that company found itself.

If any of the above nominees is for any reason unavailable to serve as a Director, proxies in favour of management will be voted for another nominee, in their discretion, unless the shareholder has specified in the proxy that his or her shares are to be voted for another nominee or are to be withheld from voting in the election of Directors.

APPOINTMENT OF AUDITORS

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, Montreal, Quebec (“PwC”) be appointed as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders and that the Directors of the Corporation be authorized to fix their remuneration. PwC was first appointed as auditors of the corporation in 1991.

SPECIAL BUSINESS OF THE MEETING

CHANGE OF REGISTERED OFFICE

The Board and management request that you consider and, if you consider it appropriate, approve the change in the Corporation’s registered head office from the Province of Ontario, Canada to the Province of Quebec, Canada.

     The Corporation moved its registered head office from the Province of Quebec to the Province of Ontario in the late 1970s. The Corporation has concluded the implementation of a strategic plan to sell non-core divisions and focus on its main activities

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of simulation products and related training and other services. The Toronto-based registered office, which has in the past few decades served as a holding company head office, became redundant. CAE’s operating headquarters and its corporate functions have over the past several years become fully consolidated in the main manufacturing and administrative offices of the Corporation located in Saint-Laurent, Quebec. It is appropriate that this fact be recognized through the designation of the Quebec premises as the Corporation’s registered head office.

     The text of the resolution confirming the change in the Corporation’s registered head office is set forth in Appendix A hereto. If a two-thirds majority of the votes cast by holders of common shares present in person or represented by proxy approve the resolution, it shall become effective.

     The Board of Directors of the Corporation recommends the adoption of this special resolution.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s Board of Directors and management support the Guidelines for Corporate Governance (the “TSX Guidelines”) adopted by the Toronto Stock Exchange (“TSX”) in 1995 and the Corporation’s approach to corporate governance complies with the TSX Guidelines.

     In October 2004, the Canadian Securities Administrators republished the proposed National Policy 58-201, which details best practices relating to corporate governance standards. It is expected that once the proposed national policy is implemented, the TSX will withdraw its current corporate governance guidelines. The proposed policy is similar to the NYSE rules with which CAE already complies. Although they are not in effect, the Corporation already meets substantially all of the best practices under the proposed policy and will take additional actions as required to meet all of them when they come into force.

     The New York Stock Exchange (“NYSE”) in November 2003 made numerous changes to its standards for companies listed on the NYSE, such as the Corporation. Most of the NYSE corporate governance listing standards are not mandatory for the Corporation as a non-U.S. company, but the Corporation is required to disclose the significant differences between its corporate governance practices and the requirements applicable to United States companies listed on the NYSE. Except as summarized on CAE’s Web site (www.cae.com), the Corporation is in compliance with the NYSE requirements in all significant respects. The Corporation also complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the United States Securities and Exchange Commission (“SEC”) pursuant to that Act.

     CAE, throughout its more than 50 years of operations, has maintained high standards of corporate governance. We believe that good corporate governance practices can contribute to the creation and preservation of shareholder value. The Governance Committee of the Board of Directors and CAE management continue to closely monitor all regulatory developments in corporate governance and will take appropriate action in response to any new standards that are established.

     The Board of Directors of the Corporation has determined that it comprises “independent” and “unrelated” Directors, except for the President and Chief Executive Officer, as defined under the listing requirements of the NYSE and the TSX Guidelines, respectively, and taking into account all relevant facts and circumstances. The Board of Directors has a non-executive chairman. With the exception of the Executive Committee of the Board, Mr. R. E. Brown does not sit on Board Committees, and all Committees are composed of only “independent” and “unrelated” Directors (see below).

     Directors are informed of the business of the Corporation through, among other things, regular reports from the President and Chief Executive Officer, and reviewing materials provided to them for their information and review for participation in meetings of the Board of Directors and its Committees. Certain of the Board meetings in fiscal 2005 were held by telephone to enable the Board to receive brief updates on recent developments in the business and to approve more pressing matters between regularly scheduled meetings.

During fiscal 2005, the Board of Directors held 10 meetings (94% aggregate Director attendance).

The Committees of the Board of Directors of the Corporation are:

•	the Audit Committee (which held four meetings in fiscal 2005; 94% aggregate Director attendance);

•	the Executive Committee (which held one meeting in fiscal 2005; 100% aggregate Director attendance);

•	the Governance Committee (which held two meetings in fiscal 2005; 100% aggregate Director attendance); and

•	the Compensation Committee (which held two meetings in fiscal 2005; 88% aggregate Director attendance).

All directors had a 75% or better attendance ratio at Board and Committee meetings during fiscal 2005 except for Mr. Elliott in respect of the Board (70%) and Mr. Grant in respect of the Compensation Committee (50%; 90% Board and 100% Executive Committee).

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The following states the Corporation’s existing corporate governance practices with specific reference to the TSX Guidelines and applicable provisions of the Sarbanes-Oxley Act of 2002.

TSX CORPORATE GOVERNANCE GUIDELINES	COMPLY	COMMENTS

1. Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:	Yes	The Board of Directors of the Corporation is responsible for choosing the Corporation’s Chief Executive Officer and for supervising the management of the business and affairs of the Corporation, and its Committees have adopted mandates describing their responsibilities. The Board reviews, discusses and approves various matters related to the Corporation’s strategic direction, business and operations, and organizational structure, including the approval of acquisitions, dispositions, investments, and financings that exceed certain prescribed limits.

a) Adoption of a strategic planning process	Yes	The duties of the Board of Directors include a strategic planning process. This involves the annual review of a multi-year strategic business plan that identifies business opportunities in the context of the business environment and related corporate objectives, the approval of annual operating budgets and the examination of risks associated with the Corporation’s business.

b) Identification of principal risks, and implementing risk management systems	Yes	The Board of Directors oversees the identification of the principal risks of the business of the Corporation and the implementation by management of appropriate systems and controls to manage such risks. The Audit Committee reviews the adequacy of the processes for identifying and managing financial risk.

c) Succession planning and monitoring senior management	Yes	The Board of Directors has delegated to its Compensation Committee initial responsibility to review the Corporation’s processes for succession planning, reviewing succession plans for key members of senior management, and monitoring the performance of senior executives except for the President & Chief Executive Officer. The Board reviews and assesses the performance of the President and Chief Executive Officer of the Corporation, as well as the quality and effectiveness of the senior management team. Based upon that review, the Compensation Committee reviews and makes a recommendation to the Board for the approval of the salary, short-term and long-term incentive award for the President and Chief Executive Officer.

d) Communications policy	Yes	The disclosure policy and procedures of the Corporation are reviewed annually by the Board of Directors. The objectives of the policy include continuing to ensure that communications of material information to investors are timely and accurate and are broadly disseminated in accordance with all applicable securities laws and stock exchange rules. The Corporation has a Corporate Communications and Investor Relations Department that responds to investor inquiries. The Corporation’s transfer agent, Computershare Trust Company of Canada, has a toll-free number (1-800-564-6253) to assist shareholders. Shareholders may also send comments via email to investor.relations@cae.com. In addition, CAE provides detailed information on its business on its Web site (www.cae.com) and its filing with the Canadian securities regulators and the SEC can be accessed at www.sedar.com and www.sec.gov respectively.

e) Integrity of internal control and management information systems	Yes	The Audit Committee is responsible for the oversight of the reliability and integrity of accounting principles and practices, financial statements and other financial reporting, and disclosure practices followed by management. The Audit Committee has oversight responsibility for the establishment by management of an adequate system of internal controls and the maintenance of practices and processes to assure compliance with applicable laws.

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TSX CORPORATE GOVERNANCE GUIDELINES	COMPLY	COMMENTS

2. Majority of Directors should be “unrelated” (independent of management and free from conflicting interests)	Yes	The Board has determined that 12 of the 13 nominees for election as Directors of the Corporation are “unrelated” Directors within the meaning of the TSX Guidelines; as CAE’s President and Chief Executive Officer, Mr. R.E. Brown is considered to be a “related” Director under those guidelines. Certain of the Corporation’s Directors may be partners in or officers of entities that provide financial, legal or other services to the Corporation and/or its subsidiaries. The Board considers these Directors to be unrelated because:

• such services are provided in the ordinary course, on customary commercial terms and are fully disclosed to the Audit Committee which in turn reports on them to the Board

• no such service is considered material to the Corporation or its subsidiaries, and could be sourced from other suppliers of a similar quality standard

• the amount of fees received by any such entity for services to the Corporation or its subsidiaries is not material to such entity.

3. a) Appoint a committee of Directors responsible for proposing to the full Board new nominees to the Board and for assessing Directors on an ongoing basis	Yes	The Governance Committee is responsible for reviewing the effectiveness of the Board and the Corporation’s corporate governance system. As part of this broad mandate, duties of the Governance Committee include: (i) reviewing with the Chairman of the Board on an annual basis the performance of the Board of Directors and its Committees; (ii) monitoring conflicts of interest, real or perceived, of both the Board of Directors and management and ensuring that the Corporation’s Code of Business Conduct is implemented throughout the Corporation; (iii) reviewing methods and processes by which the Board of Directors fulfills its duties, including the number and content of meetings and the annual schedule of issues for the consideration of the Board of Directors and its Committees; (iv) monitoring the communication process between the Board of Directors and management; (v) reviewing the size and composition of the Board of Directors; (vi) establishing selection criteria for Board members; (vii) evaluating the contribution of each Director, and recommending annually to the Board of Directors the slate of Directors (including new nominees) for shareholder approval; (viii) assessing the adequacy and form of compensation of Directors; and (ix) reviewing and approving the Corporation’s Donation policy.

The Governance Committee is also responsible for: providing the Board of Directors with an appropriate succession plan for Board members; providing an orientation program for new Board members; and monitoring compliance with the Board Member’s Code of Conduct.

b) Composed exclusively of outside (non-management) Directors, a majority of whom are unrelated	Yes	The members of the Governance Committee of the Board are A.S. Fell (Chairman), H.G. Emerson, J.F. Hankinson and L.R. Wilson, all of whom are outside and “unrelated” Directors. Royal Bank of Canada, the parent entity of RBC Dominion Securities Inc. (of which latter company Mr. Fell is Chairman), provided routine non-advisory lending and foreign exchange-related services to the Corporation in fiscal 2005 and continues to provide such services to the Corporation. The bank’s fees to the Corporation are less than 2% of the bank’s annual consolidated gross revenues.

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TSX CORPORATE GOVERNANCE GUIDELINES	COMPLY	COMMENTS

4. Implement a process for assessing the effectiveness of the Board, its committees and individual Directors	Yes	The Governance Committee of the Board has primary responsibility for corporate governance matters (see Item 3(a) above). That Committee reviews annually the effectiveness of the Board and its Committees, and each Director.

5. Provide an orientation and education program for new Directors	Yes	New Directors of the Corporation receive an induction package comprising information on the Corporation, its Code of Business Conduct, the Board Member’s Code of Conduct and other relevant materials and executive briefing sessions. The Board also receives presentations from senior management on the Corporation’s performance and issues relevant to the business of the Corporation, the industry and the competitive environment in which it operates.

6. Consider reducing Board size, with a view to improving effectiveness	Yes	The Board of Directors is of the view that its size (13 members) is conducive to efficient decision-making.

7. Board should review compensation of Directors in light of risks and responsibilities	Yes	The Governance Committee of the Board annually reviews the adequacy and form of compensation (cash or stock-based) received by Directors to ensure that the compensation received by the Directors is competitive and accurately reflects the risks and responsibilities involved in being an effective Director.

8. Committees of the Board should generally be composed of outside (non-management) Directors, a majority of whom are unrelated Directors	Yes	Each of the Committees of the Board of Directors is currently composed entirely of outside Directors, all of whom are “unrelated” Directors, except the Executive Committee (two of the three members of which are outside Directors). During the interval between meetings of the Board of Directors, the Executive Committee may, subject to any regulations which the Board of Directors may from time to time impose and limitations provided by statute and the Corporation’s by-laws, exercise all of the powers of the Board in the management and direction of the operations of the Corporation. The members of the Executive Committee are R.E. Brown, L.R. Wilson (Chairman), and J.A. Grant.

Current mandates for each of the Committees are available on CAE’s website www.cae.com.

9. Board should assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues	Yes	The Governance Committee is responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance including the effectiveness of the Board and its Committees. The Corporation has a Code of Business Conduct that governs the conduct of CAE’s officers, employees, contractors and consultants, as well as a Board Member’s Code of Conduct that governs the conduct of CAE’s Directors. The Code of Business Conduct and the Board Member’s Code of Conduct are available on the Corporation’s Web site (www.cae.com). This Committee is responsible for the Statement of Corporate Governance Practices included in this Proxy Information Circular. The Governance Committee monitors best practices among major North American companies to help ensure CAE continues to meet high standards of corporate governance.

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TSX CORPORATE GOVERNANCE GUIDELINES	COMPLY	COMMENTS

10. a) Define limits to management’s responsibilities by developing mandates for: (i) the Board	Yes	In addition to fulfilling all statutory requirements, the Board of Directors oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the compensation and benefit policies; (iv) management development and succession planning; (v) business development initiatives; (vi) the communications policies and activities, including shareholder communications; (vii) the integrity of internal controls and management information systems; (viii) the monitoring of the corporate governance system; and (ix) the performance of the President and Chief Executive Officer. The Board acts in a supervisory role and expects management to be responsible for the day-to-day operations of the Corporation and to implement the approved corporate objectives and strategic business plan within the context of authorized budgets, specific delegations of authority for various matters, and corporate policies and procedures. Management is expected to report regularly to the Board of Directors in a comprehensive, accurate and timely manner on the business and affairs of the Corporation. Any responsibility that is not delegated to senior management or to a committee of the Board remains with the Board of Directors. The Board regularly receives and considers reports and recommendations from its Committees and, where required, from outside advisors (see Item 1).

In addition to the mandates of the Audit, Governance and Executive Committees elsewhere described herein, the Board of Directors has also established a mandate for the Compensation Committee, as described below.

COMPENSATION COMMITTEE

The Compensation Committee reviews and approves the design and administration of all compensation and benefit plans and policies for the Corporation other than in respect of the President and Chief Executive Officer, whose compensation arrangements are reviewed and approved by the Board of Directors based on recommendations from the Compensation Committee. The Compensation Committee is also responsible for the administration of the Corporation’s executive pension plans, the monitoring of the Corporation’s pension fund investments and for management development and succession planning. The Compensation Committee consists of L.N. Stevenson (Chairman), J.A. Grant, E.R. Jayne II, B.E. Barents, and L.R. Wilson, of whom all are outside and unrelated Directors.

(ii) the Chief Executive Officer	Yes	The Board of Directors sets objectives for the Chief Executive Officer of the Corporation and reviews the CEO’s performance against those objectives at least annually. These objectives include the general mandate to implement the approved corporate objectives and the strategic business plan (see Item l(a)).

b) Board should approve the Chief Executive Officer’s corporate objectives	Yes	See Item 10(a)(ii).

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TSX CORPORATE GOVERNANCE GUIDELINES	COMPLY		COMMENTS

11. Establish procedures to enable the Board to function independently of management	Yes	Mr. L.R. Wilson, the current non-executive Chairman of the Board, is responsible for ensuring that the Board of Directors discharges its responsibilities independently of management. The unrelated Directors meet separately at each regularly scheduled meeting of the Board of Directors. Their meetings are chaired by the non-executive Chairman. The Board has access to information independent of management through the external and internal auditors. The Board believes that sufficient processes are in place to enable it to function independently of management.

12. a) Establish an audit committee with a specifically defined mandate	Yes	The Board of Directors has long had an Audit Committee with a specifically defined mandate. Each member of the Audit Committee is an outside and unrelated Director.

b) All members should be no management Directors		According to the TSX, “financial literacy” is the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto; “accounting or related financial experience” is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles. All of the members of the Audit Committee are “financially literate” as set out above and one member of the Audit Committee has accounting or related financial experience.

SEC rules require the Corporation to disclose annually whether its Board of Directors has determined that there is at least one “audit committee financial expert” on its audit committee, and if so, the name of the audit committee financial expert. The rules define an “audit committee financial expert” to be a person who has:

		•	an understanding of financial statements and, in the case of the Corporation, Canadian generally accepted accounting principles;

		•	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

		•	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

		•	an understanding of internal controls and procedures for financial reporting; and

		•	an understanding of audit committee functions.

One Audit Committee member, Mr. J.F. Hankinson, has been determined by the Board to be an “audit committee financial expert” as defined by the SEC.

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TSX CORPORATE GOVERNANCE GUIDELINES	COMPLY	COMMENTS

The SEC rules also require that each member of Audit Committee be independent. In order to be considered independent for these purposes, a member may not, other than in his capacity as a member of the Audit Committee, the Board of Directors or any other Committee:

• accept any consulting, advisory or other compensatory fee from CAE or any subsidiary thereof; or

• be an affiliated person of CAE or any subsidiary thereof.

All of the Audit Committee members are “independent” as defined by the SEC.

The Audit Committee reviews, reports, and where appropriate, makes recommendations to the Board of Directors on: (i) the internal audit plan and the adequacy of the system of internal controls; (ii) the external audit plan, the terms of engagement and fees and the independence of the external auditors; (iii) the adequacy of the processes for identifying and managing financial risk; (iv) the integrity of the financial reporting process; and (v) material public financial documents of the Corporation, including the annual and interim consolidated financial statements, the interim management’s discussion and analysis, the annual information form and management’s discussion and analysis contained in the annual report.

The Audit Committee has oversight responsibility for the qualifications, independence and performance of the external auditors, any non-audit engagements given to the external auditors and the maintenance of practices and processes to assure compliance with applicable laws. The Audit Committee reviews the independence of the external auditors and confirms to the Board the independence of the external auditors in accordance with applicable regulations.

The external auditors are accountable to the Audit Committee and to the Board as representatives of the shareholders. The Audit Committee meets regularly, without management present, with the internal auditors and external auditors to discuss and review specific issues as appropriate.

The Audit Committee consists of J.F. Hankinson (Chairman), J.A. Craig, R.J. Currie, J.W. McCutcheon and Paul Gagné. More information about the audit committee will be available in the Corporation’s Annual Information Form for the year ended March 31, 2005.

13. Implement a system to enable individual Directors to engage outside advisors, at the corporation’s expense	Yes	The Governance Committee oversees a system that enables an individual Director to engage an outside advisor at the expense of the Corporation in appropriate circumstances. All Committees may engage outside advisors at the expense of the Corporation.

All of the current Directors of the Corporation are either shareholders or holders of deferred share units or both.

This corporate governance report has been reviewed by the Governance Committee and approved by the Board of Directors of the Corporation.

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REPORT ON EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

Much of CAE’s success in developing and growing its worldwide business is attributable to a highly motivated, entrepreneurial executive team. The cornerstone to the executive compensation program is a pay-for-performance philosophy in which executives receive salaries, annual short-term incentive awards contingent upon attaining consolidated, divisional and individual achievements, and long-term incentive awards that motivate executives to create increasing and sustainable value for the shareholders.

The objectives of the executive compensation program are:

1. To attract, retain and motivate qualified executives.

2. To align the interests of executives with those of the shareholders.

3. To foster teamwork and entrepreneurial spirit.

4. To establish an explicit and visible link between all elements of compensation and corporate, subsidiary and individual performance.

5. To integrate compensation with the development and successful execution of strategic and operating plans.

REVIEW AND APPROVAL

The Compensation Committee reviews and approves the design and administration of all compensation and benefit plans and policies for the Corporation other than in respect of the President and Chief Executive Officer, whose compensation arrangements are reviewed and approved by the Board of Directors based on recommendations from the Compensation Committee.

BASE SALARY

The base salaries of the executives of the Corporation are competitive with like positions in other corporations with similar characteristics including the industry, revenues, assets and geographic location of operations. An executive’s salary is generally targeted at a specific range around the median level, as determined by a variety of surveys conducted by independent professional compensation consultants, and supplemented by other sources of information. Such salary, however, will vary depending on the individual’s performance, level of experience and years of service.

ANNUAL SHORT-TERM INCENTIVE AWARDS

The short-term incentive awards for executives of the Corporation are designed to recognize the Corporation’s consolidated financial performance, divisional financial performance and individual achievements. At the beginning of each fiscal year, financial performance targets and individual objectives are established. Short-term incentives are paid in the form of cash bonuses based upon a percentage of the executive’s base salary. The bonus as a percentage of salary varies by the level of the executive with target awards ranging from 10% for the lowest eligible position to 75% of salary for the President and Chief Executive Officer. Actual awards, however, could be up to 2.4 times greater than the target awards depending upon the achievement of the previously noted results and objectives. For fiscal 2005 (“FY2005”) short-term incentive awards were paid to certain executives in the first quarter of fiscal 2006 for meeting financial and individual objectives.

LONG-TERM INCENTIVE AWARDS

The long-term incentive program is designed to reward executives for their contribution to the creation of shareholder value. These awards are considered annually as part of the total compensation review. The value of the long-term incentive award varies by the level of the executive ranging from a low of 20% for the lowest eligible position to a maximum of 350% of base salary for the President and Chief Executive Officer.

     For FY2004, the long-term incentive program was changed to reduce the use of stock options with the introduction of long-term incentive deferred share units (see “Long Term Incentive Deferred Share Unit Plans”). The value of the long-term incentive awards was allocated equally between these two components. In addition, the long-term compensation award includes a three-year growth achievement incentive plan effective from April 1, 2002 to March 31, 2005, which is designed to support the growth initiatives inherent in the Corporation’s three-year strategic plan. This three-year plan will not be renewed for the period following March 31, 2005. The performance targets set for the three-year growth achievement plan were not reached and as a consequence, no incentive award has been earned by the plan participants.

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In FY2005, the Board approved additional changes to the Corporation’s structure of long-term incentive compensation, further reducing the use of stock options. The changes restricted the number of executives entitled to receive stock options to approximately 45 (being the most senior executives) and added a performance-based Restricted Share Unit (RSU) (see description below). The Board also modified the existing long-term incentive deferred share unit plan to create a new version of such units (LTU). For FY2006, the most senior executives will receive long-term compensation awards allocated in value equally between Stock Options, LTUs and RSUs. All other management entitled to long-term incentive awards will be allocated 20% LTUs and 80% RSUs.

STOCK OPTIONS

The number of options issued to each executive varies as a percentage of the executive’s base salary divided by the fair value (determined by application of the Black-Scholes option-pricing methodology) of an option at that time. Under the terms of the Stock Option Plan (ESOP), the exercise price of the stock options is equal to the closing price of the common shares on the TSX on the last trading day immediately preceding the day on which the options are granted. During FY2005, stock options were granted to certain officers of the Corporation and key executives of its subsidiaries. The amount of outstanding options as well as the other elements of the long-term incentive program are taken into account by the Compensation Committee in determining how many new options may be granted in a fiscal year. The Corporation expenses the cost of stock option grants.

     The ESOP provides for the issuance of a maximum of 11,530,046 common shares upon exercise of options granted under it, representing 4.65% of CAE’s outstanding shares as of March 31, 2005. As at March 31, 2005, 2,451,751 common shares were available for future grants of options under the ESOP. Options issued under the ESOP have an expiry term of six years and vest and are exercisable at 25% per year commencing one year after the date of grant.

     Except as set forth below, no CAE options may be exercised unless the optionee is at the time of exercise an employee of the Corporation or one of its subsidiaries and has served continuously in such capacity since the date of the grant of the options. Each option shall, during the optionee’s lifetime, be exercisable only by the optionee. Options are not transferable or assignable otherwise than by will or by operation of estate law.

     If an optionee shall die while an employee of the Corporation or one of its subsidiaries, any option held by the optionee may be exercised, if the optionee was entitled to do so at the time of death, by the person to whom the optionee’s rights under the option shall pass by the optionee’s will or by operation of estate law. Any exercise of such option shall be subject to all terms and conditions of the ESOP.

     If an optionee retires from the Corporation or one of its subsidiaries in accordance with the applicable retirement policies, unvested options held by such optionee shall, subject to the terms of the ESOP, continue to vest following the retiree’s retirement date. Such an optionee shall be entitled to (a) exercise any vested options held as of the retirement date until the termination date for each such option; and (b) exercise any options vesting after the retirement date only during the thirty day period following the vesting date of such options, after which time any such options which remain unexercised shall expire.

     If an optionee ceases to serve the Corporation or a subsidiary as an employee otherwise than by reason of death or retirement, options held by the optionee terminate once he or she leaves such service.

     The Compensation Committee may, with respect to any option, in its discretion, waive, amend or vary the requirements set forth above. Except where required by law or other applicable regulations, shareholder approval is not required for such amendments.

EQUITY COMPENSATION PLAN INFORMATION

NUMBER OF SECURITIES
REMAINING AVAILABLE
FOR FUTURE ISSUANCE
		PERCENTAGE OF	WEIGHTED-AVERAGE	UNDER EQUITY	PERCENTAGE OF
	NUMBER OF SECURITIES TO	CAE’S OUTSTANDING	EXERCISE PRICE	COMPENSATION	CAE’S OUTSTANDING
	BE ISSUED UPON EXERCISE	SHARE CAPITAL	OF OUTSTANDING	PLANS (EXCLUDING	SHARE CAPITAL
	OF OUTSTANDING OPTIONS,	REPRESENTED BY	OPTIONS, WARRANTS	SECURITIES REFLECTED	REPRESENTED BY
	WARRANTS AND RIGHTS	SUCH SECURITIES	AND RIGHTS	IN COLUMN (A))	SUCH SECURITIES

Equity compensation plans approved by shareholders	8,208,675	3.3%	$7.52	2,451,751	1%

The Corporation has no equity compensation plan that is not approved by the shareholders.

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LONG TERM INCENTIVE DEFERRED SHARE UNIT PLANS

FISCAL 2004 PLAN

In FY2004 the Corporation adopted a Long Term Incentive Deferred Share Unit Plan (“FY2004 LTUP”) for executives and managers of the Corporation and its subsidiaries. The FY2004 LTUP partially replaced the grant of options under the Corporation’s ESOP, thereby ensuring that CAE management’s long-term incentive compensation included an element directly based on the market performance of CAE common shares. Determination of the number of Long Term Incentive Deferred Share Units (“FY2004 LTUs”) to be granted to a participant were made by dividing the dollar value of the FY2004 LTU grant by the market price of CAE common shares upon the date of grant approval.

     A FY2004 LTU is equal in value to one common share of the Corporation. FY2004 LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on CAE common shares. The FY2004 LTU grants vest in 25% increments over four years, commencing one year after the date of grant. Upon termination of their employment for reasons of long-term disability, involuntary termination, retirement or death, eligible FY2004 LTUP participants with vested FY2004 LTUs will be entitled to receive the fair market value of the equivalent number of CAE common shares. On voluntary termination, participants forfeit all amounts vested under the FY2004 LTUP.

FISCAL 2005 PLAN

While the grants of FY2004 LTUs remain in effect, the FY2004 LTUP has been replaced for succeeding years by the Long Term Incentive Deferred Share Unit Plan – FY2005 (“FY2005 LTUP”) adopted in May 2004. The Long Term Incentive Deferred Share Units (“FY2005 LTUs”) are granted to a participant on the same basis as the FY2004 LTUs and are valued the same way.

     A 2005 LTU grant will vest in 20% increments over five years, commencing one year after the date of grant. Upon termination of their employment, eligible FY2005 LTUP participants with vested FY2005 LTUs will be entitled to receive the fair market value of the equivalent number of CAE common shares.

RESTRICTED SHARE UNIT PLAN

In May 2004, the Corporation adopted a performance-based Restricted Share Unit Plan (“RSUP”) for executives and managers of the Corporation and its subsidiaries. The RSUP partially replaced the grant of options under the Corporation’s ESOP as well as LTUP grants, thereby ensuring that CAE management’s long-term incentive compensation includes an element directly based on the market performance of CAE common shares. Determination of the number of performance based Restricted Share Units (“RSUs”) to be granted to a participant is made by dividing the dollar value of the RSU grant by the market price of CAE common shares upon the date of grant approval.

A performance-based RSU is equal in value to one common share of the Corporation. RSUs granted pursuant to this Plan vest after three years from the date RSUs are granted as follows:

(i)	100% of the units, if CAE shares have appreciated at least 33% (10% annual compounded growth) during that timeframe; or

(ii)	50% of the units, if CAE shares have appreciated at least 24% (7.5% annual compounded growth) but not as much as 33% during that timeframe.

No RSUs vest if the market value of the Common Shares has appreciated less than 24% during the specified timeframe. No proration in the vesting percentage of RSUs occurs for any appreciation of the market value of CAE shares of between 24% and 33% during the specified timeframe. RSUP participants with vested performance-based RSUs are entitled to receive the fair market value of the equivalent number of CAE common shares after the three-year term of each grant.

THREE-YEAR GROWTH ACHIEVEMENT PLAN

The three-year growth achievement plan focuses on three key performance criteria, which support the Corporation’s growth. These criteria are net earnings, margin increases (resulting from a combination of productivity improvements and cost savings) and revenue growth. The incentive award for an executive who achieves 100% of target will amount to 50% of the executive’s salary at the time of the award. Actual awards may be up to two times greater than the target awards based on actual performance. This plan terminated effective March 31, 2005.

DEFERRED SHARE UNIT PLAN

The Corporation has a Deferred Share Unit Plan for executives under which an executive may elect to receive any cash incentive compensation in the form of deferred share units. The Plan is intended to enhance the Corporation’s ability to promote a greater

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alignment of interests between such key executives and the shareholders of the Corporation. A deferred share unit is equal in value to one common share of the Corporation. The units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the TSX during the last ten (10) days on which such shares traded prior to the date of issue. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. Deferred share units mature upon termination of employment, whereupon a key executive is entitled to receive the fair market value of the equivalent number of common shares.

EXECUTIVE SHARE OWNERSHIP POLICY

Under the Corporation’s share ownership policy, each key executive is expected to own a minimum number of common shares of the Corporation and/or units under the Deferred Share Unit Plan, the LTUP or the RSUP. The value of the required holding in shares of the Corporation and/or units under the Deferred Share Unit Plan, LTUP or RSUP represents 200% of the CEO’s annual salary and 100% of other executives’ annual salary. The required holding may be acquired over a five year period from the date of hire or promotion into the executive position. This policy encourages all key executives to hold a meaningful ownership interest in the Corporation to further align management and shareholder interests.

DETERMINATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER’S COMPENSATION SALARY

The salary of the President and Chief Executive Officer is determined in accordance with the Corporation’s salary philosophy and policy and is reviewed and approved annually by the Board of Directors.

SHORT-TERM INCENTIVE AWARDS PROGRAM

The short-term incentive program as it pertains to the President and Chief Executive Officer focuses on the attainment of key factors required to ensure the Corporation’s continued success. Factors considered include the achievement of specific earnings, reduction in long-term debt, revenue, return on shareholders’ equity and margin targets, and the attainment from time to time of specific non-monetary objectives. For fiscal 2005, the former President and Chief Executive Officer, Mr. D.H. Burney, received $350,000, being the pro-rated short-term incentive award that he was targeted to earn as described under Annual Short-Term Incentive Awards if the Corporation had met its targets.

     For fiscal 2005, the current President and Chief Executive Officer received a short-term incentive award of $750,000 based on the short-term incentive formula as described under Annual Short-Term Incentive Awards for the Corporation’s achieving its annual plan targets:

PERFORMANCE MEASUREMENT	WEIGHTING

Earnings from Continuing Operations	40%
Revenue (Sales)	15%
Debt Reduction	15%
Operating Margins	20%
Return on Shareholder Equity	10%

The level of achievement was 112% against plan targets.

LONG-TERM INCENTIVE AWARDS PROGRAM

The President and Chief Executive Officer is eligible to be granted stock options and to participate in both the Deferred Share Unit Plan and the Restricted Share Unit Plan, in accordance with the Corporation’s long-term incentive program. For fiscal 2005, the former President and Chief Executive Officer, Mr. D.H. Burney, received $1,100,000, being a lump sum payment in lieu of any long-term incentive award to which he would otherwise have been entitled. The current President and CEO, Mr. R. E. Brown, was granted 1,000,000 options upon joining the Corporation in August, 2004. This grant covers a three year period and vests over that time as follows: 24 months from employment start date, 50%, 36 months from employment start date, 50%. The strike price is indexed upward by 5% for the first vesting and 10.25% for the second vesting. Future grants, issued in accordance with the Long Term Incentive Plan, will take into account the President and CEO’s performance when determining how many new options will be issued.

     In addition, the current President and CEO was granted 135,000 LTUs and 135,000 RSU upon joining the Corporation. He remains eligible for annual grants based on 92.5% of his base salary, with the proviso that beginning with his third year of tenure, RSUs will be replaced by LTUs.

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INDEBTEDNESS OF DIRECTORS AND MANAGEMENT

In accordance with the United States Sarbanes-Oxley Act of 2002 and the past practices of the Corporation, the Corporation does not offer its Directors or executive officers loans. None of the Corporation and its subsidiaries has given any guarantee, support agreement, letter of credit or similar arrangement or understanding to any other entity in connection with indebtedness of the Corporation’s Directors or executive officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Corporation’s Compensation Committee was an officer (within the meaning of applicable United States securities rules) or employee of the Corporation or any of its subsidiaries at any time during fiscal 2005.

     The law firm of Stikeman Elliott LLP, of which Mr. Grant is a partner, provided legal services to the Corporation in fiscal 2005 and continues to provide such services to the Corporation. The law firm’s fees to the Corporation are less than 2% of the law firm’s annual consolidated gross revenues.

     No executive officer of the Corporation serves on the Board of Directors or compensation committee of any other entity that has or has had one or more of its executive officers serving as a member of the Corporation’s Board. The composition of the Compensation Committee was altered in the course of the year by Mr. Barents’ joining the Committee in February 2005.

Submitted on behalf of the Compensation Committee:

Lawrence N. Stevenson, Chairman

James A. Grant
E. Randolph Jayne II
Lynton R. Wilson
Brian E. Barents

PERFORMANCE GRAPH

The following graph compares the cumulative shareholder return of the common shares of the Corporation with the cumulative returns of the S&P/TSX Composite Index for a five-year period commencing March 31, 2000.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN CAE INC. VS. S&P/TSX COMPOSITE INDEX

	2000	2001	2002	2003	2004	2005

CAE Inc.	$100	$178	$176	$46	$86	$90
S&P/TSX Composite Index	$100	$80	$83	$67	$91	$102

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

Assumes $100 invested in common shares of the Corporation on March 31, 2000. Values are as at March 31 of the specified years and from the S&P/TSX Composite Index, which assumes dividend reinvestment.

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EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated policy-making executives who served as executive officers of the Corporation or its subsidiaries at March 31, 2005 as well as former Officers, Messrs. Burney, Renaud and Macramallah (collectively, “Named Executive Officers”). Specific aspects of this compensation are dealt with in further detail in the following table:

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
						AWARDS	PAYOUTS
						SHARES OR
					SECURITIES	UNITS SUBJECT
EMPLOYEE NAME AND		SALARY		OTHER ANNUAL	UNDER OPTIONS/	TO RESALE		ALL OTHER
PRINCIPAL POSITION	YEAR	IN SCAN	BONUS[1]	COMPENSATION[2]	SARs GRANTED	RESTRICTIONS[3]	LTIP PAYOUTS[4]	COMPENSATION[5]

D. H. Burney	2005	$498,666	$350,000	$1,341,275	—	—	$2,880,825	$3,000
President and Chief	2004	$800,000	$240,000	—	—	387,000	—	$11,304
Executive Officer	2003	$750,000	—	—	450,000	—	—	$11,992

R. E. Brown	2005	$575,000	$1,150,000	$96,187	1,000,000	135,000	—	$4,983
President and Chief
Executive Officer

P. G. Renaud	2005	$228,626	$165,000	—	70,400	30,063	$88,323	$4,178
Executive Vice President,	2004	$315,000	$69,300	—	210,200	76,195	—	$9,011
Chief Financial Officer	2003	$300,000	—	—	84,000	—	—	$3,645
and Secretary

A. Raquepas	2005	$181,500	$160,913	$41,524	53,300	21,163	$24,420	$6,050
Vice President, Finance	2004	—	$38,303	—	35,400	12,820
and Chief Financial Officer	2003	—	$27,360	—	—	—	—	—

R. H. Macramallah	2005	$241,599	$354,592	$618,542	55,300	23,615	—	$3,364
Executive Vice	2004	$240,000	$40,315	—	139,900	50,732		—
President, Operations	2003	$227,917	$60,320	—	—	—	—	—

J. Roberts	2005	$312,500	$212,436	$93,214	60,300	25,749	—	$8,853
Group President, Civil	2004	$269,800	$57,750	$93,400	120,100	43,540	—	$5,227
Training and Services	2003	$224,203		—	51,000	—	—	$19,741

D. W. Campbell	2005	$317,500	$215,808	—	56,700	24,220	—	$2,567
Group President, Military	2004	$305,000	$100,902	—	203,500	73,776	—	$4,829
Simulation and Training	2003	$290,000	$96,976	—	87,000	—	—	$7,892

U. Aderhold	2005	$269,626	$105,390	—	15,500	5,068	—	$17,983
Managing Director,	2004	$133,023	$63,344	—	54,100	19,601	—	—
Military Simulation and
Training (Germany)

1	Amounts quoted in respect of Messrs. Brown and Raquepas include appointment bonuses paid in addition to the FY05 Short-Term Incentive Plan bonus earned in FY05 and payable in the first quarter of FY06. In respect of Messrs. Burney, Renaud and Macramallah, the amounts represent bonus payments at termination, based on their pro-rated target bonus for FY05 under the Short-Term Incentive plan provisions. In respect of other named executives, amounts quoted represent the FY05 Short-Term Incentive Plan bonus earned in FY05 and payable in the first quarter of FY06.

2	Other Annual Compensation comprises other benefit expenses and allowances paid by the Corporation that aggregate $50,000 or more or 10% of the officer’s salary or bonus and, in the case of former officers, any severance payment made upon termination.

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3	All of the indicated Units are FY2004 and FY2005 LTUs-see “Report on Executive Compensation — Long Term Incentive Deferred Share Unit Plans-Fiscal 2004 and Fiscal 2005 Plans”. 1,402,134 of these Units were outstanding as at March 31, 2005, with a value of $8,384,763 based on CAE’s closing share price of $5.98 on that date. FY2005 LTUs vest over four years’ time; accelerated vesting happens in limited circumstances (long-term disability, involuntary termination, retirement or death). Dividend equivalents are paid on FY2004 and FY2005 LTUs, in the form of incremental units.

4	Revenue indicated represents LTU redemption payments for the former CEO (based on FY2004 LTUs maturing upon retirement) and revenue from the exercise of options by the three officers.

5	Amounts quoted represent premiums paid by the Corporation for group term life insurance, health benefits and insurance, and amounts paid in respect of the Named Executive Officer’s participation in the CAE Employee Stock Purchase Plan. Under the CAE Employee Stock Purchase Plan, employees and officers may make a contribution towards the purchase of CAE common shares of up to 10% of their base salary. Under the plan, the Corporation made a matching contribution on the first $500 contributed and contributes $1 for every $3 on additional employee contributions, to a maximum of 2% of the participant’s base salary.

6	J. Roberts’ Other Annual Compensation amount includes $48,000 for a cost-of-living adjustment related to his relocation costs to Montreal from Dallas in August 2003.

7	U. Aderhold was appointed Managing Director of CAE MS&T (Germany) on October 1, 2003. The dollar values for fiscal 2004 and 2005 reflect the Canadian dollar equivalent of Euro compensation. The Euro values were translated at the rate of exchange of $1.59 for fiscal 2005 and $1.61 for fiscal 2004.

OPTION AND LTIP GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth grants to Named Executive Officers of 2005 LTUs during the financial year ended March 31, 2005.

LTIP-AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

		PERFORMANCE		PERFORMANCE
	SECURITIES, UNITS	OR OTHER PERIOD UNTIL	SECURITIES, UNITS	OR OTHER PERIOD UNTIL
NAME	OR OTHER RIGHTS (#)[1]	MATURATION OR PAYOUT[2]	OR OTHER RIGHTS (#)[3]	MATURATION OR PAYOUT[4]

D. H. Burney	—	—	—	—
R. E. Brown	135,000	16/06/2009	135,000	16/06/2007
P. G. Renaud	30,063	14/05/2009	30,063	14/05/2007
A. Raquepas	5,298	14/05/2009	5,298	14/05/2007
	15,865	11/02/2010	15,865	11/02/2008
H. Macramallah	23,615	14/05/2009	23,615	14/05/2007
J. Roberts	25,749	14/05/2009	25,749	14/05/2007
D. W. Campbell	24,220	14/05/2009	24,220	14/05/2007
U. Aderhold	5,068	14/05/2009	5,068	14/05/2007

1	All of the indicated Units are FY2005 LTUs-see “Report on Executive Compensation-Long Term Incentive Deferred Share Unit Plans-Fiscal 2005 Plan”.

2	FY2005 LTUs vest over five years time; accelerated vesting, and payment, occurs in the event of long-term disability, involuntary termination, retirement or death.

3	All of the indicated Units are FY2005 RSUs-see “Report on Executive Compensation-Restricted Share Unit Plan”.

4	FY2005 RSUs automatically pay out after 3 years provided and to the extent that performance targets are met.

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The following table sets forth grants to Named Executive Officers of stock options during the financial year ended March 31, 2005.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

				MARKET VALUE OF
		PERCENT OF TOTAL OPTIONS		SECURITIES UNDERLYING
	SECURITIES, UNDER	GRANTED TO EMPLOYEES IN	EXERCISE OR BASE	OPTIONS ON THE DATE OF
NAME	OPTIONS GRANTED (#)	FINANCIAL YEAR	PRICE (S/SECURITY)[1]	GRANT ($/SECURITY)	EXPIRATION DATE

D. H. Burney	—	—	—	—	—
R.E. Brown	500,000	25.74%	$5.89	$5.61	15/06/2010
	500,000	25.74%	$6.19	$5.61	15/06/2010
P. G. Renaud[2]	70,400	3.62%	$5.45	$5.45	14/05/2010
A. Raquepas	12,400	0.64%	$5.45	$5.45	14/05/2010
	40,900	2.11%	$5.20	$5.20	14/02/2011
H. Macramallah[2]	55,300	2.85%	$5.45	$5.45	14/05/2010
J. Roberts	60,300	3.10%	$5.45	$5.45	14/05/2010
D. W. Campbell	56,700	2.92%	$5.45	$5.45	14/05/2010
U. Aderhold	15,500	0.80%	$5.45	$5.45	14/05/2010

1	Options were granted to the Named Executive Officers on May 14, 2004 at an exercise price of $5.45 to purchase common shares of the Corporation. Exercise prices are equal to the closing price of the common shares on the TSX on the trading day immediately prior to the day the options were issued. The options vest over a period of four years commencing one year subsequent to the date of the grant. Options were granted to the current President and CEO on June 16, 2004 at exercise prices of $5.89 for the first block of 50% and $6.19 for the second block of 50%, the strike price being indexed upward from then-current market value by 5% for block 1 and 10.25% for block 2. The CEO’s options vest 50% after two years and the remaining 50% after the third year.

2	Options vested 1 year as at 31/03/2005, all unvested options cancelled following termination on October 31, 2004.

The following table sets forth details of any stock options exercised by Named Executive Officers during the financial year ended March 31, 2005, and the value of remaining exercisable and unexercisable options held by such officers.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR—END OPTION VALUES

			UNEXERCISED OPTIONS AT	VALUE OF UNEXERCISED IN-
	SECURITIES, ACQUIRED	AGGREGATE VALUE	FY-END (#) EXERCISABLE/	THE-MONEY OPTIONS AT FY-END ($)
NAME	ON EXERCISE (#)	REALIZED ($)	UNEXERCISABLE[1]	EXERCISABLE/ UNEXERCISABLE[2]

			EXERCISABLE/UNEXERCISABLE	EXERCISABLE/UNEXERCISABLE

D. H. Burney	314,000	$282,600	707,000 / 225,000	$0 / $0
R. E. Brown	—	—	0 / 1,000,000	$0 / $54,000.00
P. G. Renaud	124,550	$26,778	0 / 0	$0 / $0
A. Raquepas	22,350	$24,420	32,500 / 92,350	$0 / $87,591
H. Macramallah	—	—	203,975 / 190,225	$131,394 / $223,420
J. Roberts	—	—	55,525 / 175,875	$55,546 / $198,597
D. W. Campbell	—	—	259,375 / 267,825	$94,118 / $312,407
U. Aderhold	—	—	2,500 / 23,000	$2,275 / $15,040

1	Options were granted on (i) May 8, 2000 at an exercise price of $6.65 per share; (ii) August 21, 2000 at an exercise price of $9.20 per share; (iii) May 14, 2001 at an exercise price of $12.225 per share; (iv) May 13, 2002 at an exercise price of $12.73 per share; (v) May 23, 2003 at an exercise price of $4.13 per share; (vi) May 14, 2004 at an exercise price of $5.45 per share; (vii) June 16, 2004 at $5.89 and $6.19 per share; (viii) February 1, 2005 at an exercise price of $4.96 per share; (ix) and February 14, 2005 at an exercise price of $5.20 per share. These options vest over a period of four years commencing one year subsequent to the date of the grant and, in each case, are exercisable until the sixth year following the date of the grant, save and except for the options granted to the current President and CEO which vest in accordance with the schedule defined in the “Long Term Incentive Awards Program” section. Share prices are adjusted for the July 9, 2001 stock dividend. The Corporation did not price downward any options held by any Named Executive Officers.

2	Options are in-the-money if the market value of the shares covered by the options is greater than the option exercise price. The closing price of CAE’s common shares on the TSX on March 31, 2005 was $5.98.

PENSION BENEFITS

The Named Executive Officers (other than U. Aderhold) are members of CAE’s non-contributory defined benefit pension plan and a supplementary executive retirement arrangement. The amounts payable under these arrangements are based on “average annual earnings” where “average annual earnings” is calculated on the basis of the 60 highest paid consecutive months of salary and short-term incentives.

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> CAE/PROXY INFORMATION CIRCULAR

The Corporation is obligated to fund or provide security to ensure payments under the supplementary executive retirement arrangement upon retirement of the executive. The Corporation has elected to provide security by facilitating the acquisition of letters of credit by a trust fund established for those executives who had retired on or before March 31, 2005.

     The following table shows estimated annual pension benefits upon retirement at age 65 to Named Executive Officers covered by these pension arrangements at specified average earnings.

EXECUTIVE OFFICER PENSION PLAN TABLE

	YEARS OF SERVICE[1]
AVERAGE ANNUAL EARNINGS	15	20	25	30	35

175,000	53,000	70,000	88,000	105,000	123,000
200,000	60,000	80,000	100,000	120,000	140,000
225,000	68,000	90,000	113,000	135,000	158,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000
900,000	270,000	360,000	450,000	540,000	630,000
1,000,000	300,000	400,000	500,000	600,000	700,000

1	The supplementary executive retirement arrangement for officers provides a pension benefit upon normal retirement at age 65 so that the total pensions payable under CAE’s pension arrangements will result in an annual pension equal to 2% of “average annual earnings” for each year of pensionable service, assuming no limitation on the amount paid from a registered pension plan imposed by Canadian tax legislation. The benefits listed in the table are not subject to deduction for social security or other offset amounts such as Canada Pension Plan or Quebec Pension Plan amounts. R. E. Brown’s and D.H. Burney’s pensionable service is calculated as 1.5 times continuous service.

The credited years of pensionable service as at March 31, 2005, for the Named Executive Officers who are members of the executive pension plan and supplementary executive retirement arrangement are:

NAME	D. H. BURNEY	R. E. BROWN	P. G. RENAUD	A. RAQUEPAS	H. MACRAMALLAH	J. ROBERTS	D. W. CAMPBELL	U. ADERHOLD

Credited years of pensionable service- March 31, 2004	7.62	1.0	13.0	4.5	14.58	1.67	4.58	1.5

AGREEMENTS WITH EXECUTIVE OFFICERS

The terms and conditions, including dollar amounts, of any employment contract between CAE or its subsidiaries and a Named Executive Officer are as set out in this section of the Information Circular detailing Executive Compensation.

     The Corporation is a party to agreements with six executive officers, three of whom are Named Executive Officers, pursuant to which such executives are entitled to termination of employment benefits following a change of control of the Corporation where either (i) the executive’s employment is expressly or impliedly terminated without cause within two years following the change of control or (ii) the executive elects to resign employment within a window period of 60 days, one year following the change of control. In such case, the executive is entitled to 24 months (36 months in the case of the President and Chief Executive Officer) of annual compensation (payable as a lump sum), credited service for the purposes of any pension or retirement income plans, vesting of and payment for long-term incentive deferred share units and extension of the exercise period for stock options within parameters consistent with the foregoing.

     A change of control for the above purposes is defined to include any event as a result of or following which any person beneficially owns or exercises control or direction over voting securities carrying 35% or more of the votes attached to all outstanding voting securities of the Corporation; certain events which result in a change in the majority of the Board of Directors; and a sale of assets to an unaffiliated party at a price greater than or equal to 50% of the Corporation’s market capitalization.

> 19

> CAE/PROXY INFORMATION CIRCULAR

COMPENSATION OF DIRECTORS

Directors of the Corporation receive an annual retainer fee of $30,000. In addition, each Committee member, except for the Chairman, receives an annual Committee retainer fee of $10,000. Each member of the Executive Committee is entitled to a fee of $1,000 per meeting, but no annual retainer. The Chairman of the Audit Committee receives an annual retainer of $15,000; the Chairman of each of the Governance and Compensation Committees also receives an additional annual retainer of $5,000. L.R. Wilson receives $175,000 annually for serving as the Chairman of the Board and for service as a Director and Committee member. Directors are reimbursed out-of-pocket expenses incurred in attending meetings.

     The Corporation has taken steps to align more closely the interests of its Directors with those of its shareholders. Under the Deferred Share Unit Plan for Non-Employee Directors, a non-employee Director holding less than 20,000 common shares and/or units under the Deferred Share Unit Plan of the Corporation receives the retainer and attendance fees in the form of deferred share units. A non-employee Director holding at least 20,000 common shares may elect to participate in the plan in respect of part or all of his or her retainer and attendance fees. A deferred share unit is equal in value to one common share of the Corporation and accrues dividend equivalents payable in additional units in an amount equal to dividends paid on outstanding CAE common shares. Deferred share units mature upon the termination of service, whereupon a Director is entitled to receive the fair market value of the equivalent number of common shares, net of withholdings, in cash.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains Directors’ and officers’ liability insurance for its Directors and officers, as well as those of its subsidiaries as a group. The yearly coverage limit of such insurance is $50,000,000 for each loss and for the policy period, subject to a corporate deductible of $250,000 per claim ($1,000,000 for security suits brought in the United States; $500,000 for security suits brought in Canada). The Corporation paid an insurance premium for this coverage of $640,000 for the 12 months commencing October 1, 2004.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (including any Director or executive officer) of the Corporation, any proposed Director of the Corporation, or any associate or affiliate of any informed person or proposed Director, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Corporation and of its subsidiaries are performed by the Directors or executive officers of the Corporation or of the subsidiary.

AUDITOR INDEPENDENCE

PricewaterhouseCoopers LLP (“PwC”) is the auditor of the Corporation. PwC provides tax, financial advisory and other audit-related services to the Corporation and its subsidiaries. The Audit Committee of the Corporation’s Board of Directors has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC’s independence. The following chart shows all fees paid to PwC by the Corporation and its subsidiaries in the most recent and prior fiscal years.

FEE TYPE	2005	2004

	($ MILLIONS)

Audit services	2.3	2.0
Audit-related services	0.7	0.8
Tax services	0.3	0.7
Other services	—	0.1

	3.3	3.6

Audit-related fees include fees relating to the issuance of a prospectus and due diligence in connection with the Corporation’s acquisitions and divestitures.

> 20

> CAE/PROXY INFORMATION CIRCULAR

OTHER MATTERS

The management of the Corporation is aware of no business to be presented for action by the shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

SHAREHOLDER PROPOSALS

To propose any matter for a vote by the shareholders at an annual meeting of the Corporation, a shareholder must send a proposal to the Vice President, Legal, General Counsel and Corporate Secretary at the Corporation’s office at 8585 Côte-de-Liesse, Saint-Laurent, Quebec H4T 1G6 at least 90 days before the anniversary date of the notice for the previous year’s annual meeting. Proposals for the Corporation’s 2006 annual meeting must be received no later than February 12, 2006. The Corporation may omit any proposal from its proxy circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by the Corporation subsequent to the deadline noted above.

GENERAL INFORMATION

The Corporation shall provide to any person or company, upon request to the Vice President, Legal, General Counsel and Corporate Secretary of the Corporation:

(a)	one copy of the latest annual information form of the Corporation together with one copy of any document or the pertinent pages of any document incorporated by reference therein;

(b)	one copy of the 2005 Annual Report to Shareholders containing comparative financial statements of the Corporation for fiscal 2005, together with the Auditors’ Report thereon and Management’s Discussion and Analysis, and interim financial statements for subsequent periods; and

(c)	one copy of this Information Circular.

All such documents may also be accessed on CAE’s Web site (www.cae.com). Additional financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for the most recently completed financial year.

The contents and the sending of this Information Circular have been approved by the Directors of the Corporation.
DATED at Montreal, this 12th day of May, 2005.

Hartland J. A. Paterson
Vice President, Legal,
General Counsel and Corporate Secretary

APPENDIX A

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF CAE INC. (THE “CORPORATION”)

RESOLVED:

     That the Directors of the Corporation be and are hereby authorized to file articles of amendment with the Director responsible for the application of the Canada Business Corporations Act in order to obtain a certificate of amendment to amend the articles of the Corporation to change the Corporation’s registered head office from the Province of Ontario, Canada to the Province of Quebec, Canada.

     That any Director or officer of the Corporation be and is hereby authorized to sign the articles of amendment in connection therewith.

> 21

Exhibit 99.2

“Doing the right thing.”

> CAE ANNUAL REPORT
    FOR THE YEAR ENDED MARCH 31, 2005

CORPORATE PROFILE

CAE is a leading provider of simulation and modelling technologies as well as integrated training services for commercial and business aviation and defence customers worldwide. The Company has annual revenues of approximately C$1 billion, with operations and training facilities in 17 countries on five continents.

CAE’S NETWORK

CORPORATE

Montreal, Canada

SIMULATION PRODUCTS

Montreal, Canada
Tampa, U.S.A.
Stolberg, Germany
Burgess Hill, U.K.
Sydney, Australia
Bangalore, India

MILITARY SIMULATION AND TRAINING

Montreal, Canada
Ottawa, Canada
Tampa, U.S.A.
Stolberg, Germany
Buckeburg, Germany*
Fassberg, Germany*
Holzdorf, Germany*
Burgess Hill, U.K.
RAF Benson, U.K.
Sydney, Australia
Sesto Calende, Italy*

CIVIL TRAINING AND SERVICES

Charlotte, U.S.A.
Dallas, U.S.A.
Denver, U.S.A.
Miami, U.S.A.
Morris County, U.S.A.*
Phoenix, U.S.A.
Seattle, U.S.A.
Washington, U.S.A.
Montreal, Canada
Toronto, Canada
Vancouver, Canada
Sao Paul, Brazil
Santiago, Chile
Kuala Lumpur, Malaysia*
Singapore
Zhuhai, China
Dubai, United Arab Emirates
Amsterdam, The Netherlands
Brussels, Belgium
Madrid, Spain
Rome, Italy
Burgess Hill, U.K.
Moscow, Russia

* future expansion

02	Chairman’s Message
04	President and CEO’s Messege
08	Simulation Products
10	Military Simulation and Training
12	Civil Training and Services
14	Focus on Technology and Services
16	Review of Operations
17	2005 Financial Review
18	Management’s Discussion and Analysis
42	Selected Financial Information
43	Management and Auditor’s Reports
44	Consolidated Financial Statements
47	Notes to Consolidated Financial Statements
87	Corporate Governance
88	Community Involvement
89	Tribute to a Pioneer
90	CEO Excellence Awards
91	Board of Directors and Officers
92	Shareholder and Investors Information

> CAE ANNUAL REPORT 2005

2005
FINANCIAL HIGHLIGHTS

(amounts in millions except per share amounts)	2005	2004	2003

Operating results
Continuing operations
Revenue	986.2	938.4	976.8
(Loss) earnings	(304.7)	47.4	113.9
Net (loss) earnings	(199.9)	64.0	117.2

Financial position
Total assets	1,699.7	2,308.7	2,356.5
Total long-term debt, net of cash	285.8	529.6	757.1

Per share
(Loss) earnings from continuing operations	(1.23)	0.20	0.52
Net (loss) earnings	(0.81)	0.27	0.53
Dividends	0.10	0.12	0.12
Shareholders’ equity	2.64	3.94	3.42

01 >

> CAE ANNUAL REPORT 2005

CHAIRMAN’S MESSAGE

During the past year, CAE has undergone a substantial transformation. We not only appointed a new Chief Executive Officer, Robert E. Brown, and, under his leadership, sold our Marine Controls business in order to focus resources on simulation and training within the aerospace and defence sectors, but we also undertook a reorganization of the Company, all in the interest of improving shareholder value.

     Your directors were deeply saddened by the passing of our esteemed colleague and friend, Fraser Elliott, in January 2005. He played a very important role in CAE’s history and development for more than 50 years. Mr. Elliott became a director soon after CAE was founded and served as our Chairman for more than three decades. In 2002, we honoured Mr. Elliott’s remarkable contribution through the inauguration of the CAE–R. Fraser Elliott Modelling and Simulation Lab in partnership with two Montreal-based educational institutions. His death is an immense loss not only to his friends within the CAE family, but to Canadian business generally.

     In October 2004, Derek Burney, who had been CAE’s Chief Executive Officer for almost five years, retired from the Board of Directors. We wish to thank Mr. Burney for his outstanding leadership during his tenure, leaving CAE with a more focused product portfolio, leading-edge technology, and a solid reputation in the market.

     To fill these vacancies, Mr. Brian Barents, who served most recently as the President, CEO and Managing Partner of Galaxy Aerospace and previously as President and CEO of Learjet, and Mr. Paul Gagné, formerly Chief Executive Officer of Avenor, a major Canadian forest products company, were appointed to the Board in February 2005. We welcome Messrs. Barents and Gagné to the Board. Their extensive experience will serve the Company well.

     Along with other firms in the aerospace industry, CAE continues to operate in difficult market conditions. However, under Bob Brown’s leadership, CAE is well positioned to benefit from a recovery in civil aviation, and new opportunities in the military market. The Board remains confident of the Company’s prospects for continued growth.

(Signed)
l. r. wilson
chairman of the board
//

> 02

> CAE ANNUAL REPORT 2005

“Moving ahead with plans that will restore shareholder value.”

03 >

> CAE ANNUAL REPORT 2005

PRESIDENT AND CEO’S MESSAGE

In fiscal 2005, CAE took a number of steps that will fundamentally change the way we do business.

     Faced with the challenges of a civil aviation industry that continues to record significant losses coupled with the increased strength of the Canadian dollar and its effect on our competitive position worldwide, we made some tough choices. We believe we can sum up our actions in one underlying theme: doing the right thing to restore shareholder value and to ensure CAE’s long-term growth and stability.

     Immediately following my arrival as President and Chief Executive Officer in August 2004,1 initiated an extensive strategic review of CAE’s markets, customers and other external stakeholders as well as its internal resources and capabilities. Following this review, senior management and I adopted a plan to protect CAE’s technological leadership while at the same time fostering synergies between our various operating units and implementing sound business practices. This plan involved a number of steps.

A STRONGER FINANCIAL POSITION

First we strengthened our balance sheet. In February 2005, we completed the sale of our Marine Controls business unit, for which we recorded an after-tax gain of $ 104 million. The proceeds were used to reduce CAE’s debt, giving us greater flexibility to fund the growth of our other businesses. We also took a non-cash write-down of $443 million ($354 million net after tax) on the value of goodwill, intangible and tangible assets, thereby ensuring that our balance sheet reflects the reality of the civil aviation market. After careful consideration and to allow us greater flexibility going forward, we made the decision to reduce our dividend from $0.12 to $0.04, which our businesses. These moves are all designed to generate free cash flow and to improve our return on invested capital.

BUILDING SYNERGIES

We have accompanied these important measures to improve our financial position by a number of organizational changes. The goal of these changes is to foster synergies between our operating units and to enhance our technological leadership. Our aim is to improve significantly our competitive position in the marketplace and to increase our profitability.

     How have we gone about this? Essentially, we have broken down the silos that tended to exist between our business units by eliminating duplication and putting in place a new structure to encourage the sharing of expertise between units. We now have three business units: the Simulation Products Group, the Civil Training and Services Group, and the Military Simulation and Training Group.

     The Simulation Products Group consolidates all manufacturing activities as well as engineering, program management, global procurement, and the marketing and sales of civil simulation equipment. The Civil Training and Services Group will continue to deliver a highly cost-effective and competitive training services through more than 100 full-flight simulators in service at over 20 training centres worldwide. The Military Group will continue to service our military customers in more than 30 countries with technological excellence in simulation and modelling solutions. The presidents of each of these groups will be fully accountable for their operations, and will have profit and loss responsibility.

     As part of our program to reduce duplication and improve our cost structure, we took the difficult decision to reduce our headcount by some 450 people. This was the hardest part of our plan, but one that was essential for the continued stability of CAE. I would like to thank all of the employees who have left the Company for their many years of dedicated service.

A STRONG SENIOR MANAGEMENT TEAM

We are fortunate to have the senior management team to make this new structure work and to motivate our 5,000 employees around the world. Together, they are well qualified to ensure the long-term stability and profitability of CAE.

     Jeff Roberts continues to lead the Civil Training and Services Group. A seasoned pilot and training officer with more than two decades’ experience in the aerospace industry, Jeff joined CAE in 2002 following the acquisition of Dallas-based SimuFlite Training International (now CAE SimuFlite), where he had served as Chief Executive Officer.

     The Military Simulation and Training Group continues under the leadership of Don Campbell, who joined CAE in September 2000 after many years of distinguished service with Canada’s Department of Foreign Affairs and International Trade, where he served both as Deputy Minister of Foreign Affairs and of International Trade.

     The new Simulation Products Group is led by Marc Parent, who recently joined CAE with over 20 years’ experience in the aerospace industry. Marc was formerly Vice President and General Manager, Bombardier Aerospace.

     Another recent appointment to our senior management team is our Chief Financial Officer, Alain Raquepas. A chartered accountant who also holds a law degree, Alain knows CAE and the aerospace industry very well, having served as Vice President, Finance, of our military business and most recently, as acting Chief Financial Officer of CAE.

> 04

> CAE ANNUAL REPORT 2005

“Building on our strengths and new synergies.”

05 >

> CAE ANNUAL REPORT 2005

PRESIDENT AND CEO’S MESSAGE

BOARD OF DIRECTORS

There have been a number of changes to the Board of Directors over the past year. Sadly, Fraser Elliott, who served on CAE’s Board for 51 years, passed away in January 2005. He will be greatly missed. To the two new Board members who are joining us, Brian Barents and Paul Gagnè. I would like to extend a sincere welcome.

MOVING FORWARD: DOING THE RIGHT THING

Since CAE’s inception in 1947, we have been a recognized world leader for our technical expertise and the quality of our simulators. Our leading-edge technology will remain our trademark and a major priority as we move forward.

     For fiscal 2006, we have set three priorities that we believe are vital to the Company’s success. First, we need to ensure that the new plan is executed fully, without putting the Company at risk. By that, I mean that we intend to protect our technological leadership. Second, we will implement sound business processes throughout the organization. Third, we intend to improve the overall financial position of the Company by a) rebuilding the balance sheet to generate recurring and growing free cash flow; b) the judicious use of capital expenditure; and c) instituting more financial discipline across the board. Our intention is to end fiscal 2006 with a restructured and solid earnings base, one that can serve as a springboard to meaningful earnings growth and return on investment in the coming years.

     We believe that with our senior management team and a new organizational structure in place, the business strategy we have developed positions us well to improve our revenues and our net income in the medium term. Having said this, our near-term profitability will continue to be negatively affected by the completion of contracts awarded in a difficult pricing environment related to a slow down in the market.

     In concluding, I wish to offer my sincere thanks to the members of the Board for their support in the difficult decisions we made this year. I also want to express my appreciation to all of our employees for their hard work and dedication. Their talents and expertise have established CAE’s reputation for quality and will largely determine its success in the future.

     Finally, I would like to thank you, our shareholders, for your ongoing support of CAE. We are a world leader in the field of modelling and simulation, and we are making every effort to translate that reputation into value for your investment.

(Signed)
robert e. brown
president and
chief executive officer
//

> 06

> CAE ANNUAL REPORT 2005

“Charting our success in challenging times.”

07 >

> CAE ANNUAL REPORT 2005

SIMULATION PRODUCTS

marc parent
group president
simulation products

TALKING TO MARC PARENT

“Within the Simulation Products Group, our most important priorities are lowering costs across board and shortening our cycle times -particularly in Civil but also in Military-so that we can compete more effectively. CAE is known for its unparalleled technology, and protecting our technological leadership is naturally of the utmost importance to us. But at the same time, we need to balance that level of the innovation by bringing additional discipline and rigour into how we work. There are some processes we can put in place that will really help us to make CAE a stronger, leaner and more efficient company. By consolidating functions like global strategic sourcing in one group, we’ll be able to gain some real synergies and economies-of-scale in the way that we procure goods and services. Bringing Engineering and Project Management together within Simulation Products is another move to help leverage resources, technology and best practices across the Company.

“Flawless execution on contracts in a way that produces an acceptable return on investment is also an important priority for us. It can be a differentiator, especially on the Military side, which is an industry where cost overruns and program delays often occur. If we maintain our technological edge While managing to do things faster, with the quality and reliability that CAE is recognized for, that’s how we’ll continue to compete despite being a relatively small player in a world market dominated by large companies.

“Many of these improvements will be achieved by unleashing the power of our people. We have an incredibly talented workforce here who love the Company and who truly want to contribute. Getting people aligned in one direction and really harnessing their power could yield huge results. I think we have a unique opportunity right now. We have great people, leading-edge technology a good reputation and a market that is showing improvement. We have won numerous contracts and we have some extremely prestigious clients. At this point, we need to double our efforts to make sure that we have the best customer service in the industry, bar none.

“In terms of other ways to grow our business, we want to be more involved in making our customers successful throughout the entire life cycle of the aircraft. Technology such as advanced development tools and CAE Simfinity-based platforms will help us integrate into our customers’ value chains earlier. At the same time, high-fidelity troubleshooting tools based on the same software as our full-flight simulators will help lower the cost of operating the aircraft throughout its life. That, coupled with our experience of having developed simulators for almost every aircraft program in the world–including some high-profile prototype simulators like the Dassault Falcon 7X and the Embraer 170–will allow us to provide a significant value-add to aircraft manufacturers. We will also continue to invest in R&D, focussing on perfecting the technologies that already exist–CAE STRIVE, CAE NeTTS and Medallion-S visuals being among the most well-known–and on developing new ones that will keep us at the forefront of modelling and simulation in both traditional and emerging market spaces. Doing the right thing means we don’t develop technology for technology’s sake but that we develop technology that adds value for our customers, leads to growth opportunities, and results in strong cash flows–real money–for CAE.”

A380

cae designed, built
and delivered the world’s
first a380 full-flight simulator,
adding to the company’s
already extensive experience
in prototype simulators.

//

> 08

> CAE ANNUAL REPORT 2005

“Empowered to perform and compete more effectively.”

09 >

> CAE ANNUAL REPORT 2005

MILITARY SIMULATION AND TRAINING

don campbell
group president
military simulation
and training
//

IN CONVERSATION WITH DON CAMPBELL

“Being at the leading-edge of technology is of fundamental importance to the Military Group. We have embarked on a technological revolution through our CAE STRIVE and NeTTS technologies which, along with our Medallion-S visual system, has launched us into a new generation of simulation and training. As a result, we’re in a world-leading position. The challenge that we have is to take this technological revolution and build on it. The nature of war has changed. War used to mean that you had two armies lined up against each other along a front, and they would fight it out. Today, there is no front. You often have a number of different forces that have to work together: air, sea, land, unmanned aerial vehicles, and Special Operations. And more and more, the forces are part of a multi-national coalition. It is through communication networks and interoperability that all of these forces can be trained to work together as a cohesive team and CAE technology is critical to all of that.

“The requirements of today’s war fighters are also different from what they once were. War fighters need simulation packages that can be deployed almost instantly and that allow them to communicate seamlessly with their allies. Full-mission rehearsal has become the order of the day. CAE has kept pace with these market changes and is now a leader in the field. With our technology, we teach people not only how to fly safely but also how to perform the functions of a mission safely. What that means is that if a Special Ops group is going in to rescue a hostage or to secure a building, we can give them the ability to rehearse that task over and over again, in advance. Simulation is the only way to do this safely.

“Going forward, the Military Group must leverage the technology that we’ve developed in modelling and simulation for training into non-traditional areas. One of the ways that we’re going to do that is to come in earlier in the life cycle of defence projects, helping our customers define the nature of the threat, analyze their needs in terms of equipment and other resources, and conduct pre-acquisition modelling and simulation. We have had some success in this to date, and we intend to move further on that. We are also expanding our professional services offering. We are achieving strong margins on our contracts and we fully intend to maintain those. At the same time, the military customer is a very demanding customer with very specific needs. We’re not in a commodity business. Most contracts that we work on require new development and often, we’re called upon to design something that doesn’t even exist yet. So it’s a matter of achieving the level of customization that our customers demand, while making a profit. To me, doing the right thing means getting all the basics right, getting our costs right, and marrying engineering excellence with operational efficiency to get the right products to the right customer. I’d say we are well on the way.”

$150M OVER THE PAST THREE YEARS, CAE HAS WON MORE THAN $150 MILLION IN BUSINESS FROM THE “NIGHT STALKERS,” THE U.S. ARMY’S MOST ELITE SPECIAL FORCES. //

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“Leveraging our strength in non-traditional areas.”

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CIVIL TRAINING AND SERVICES

jeff roberts
group president
civil training and services
//

A DIALOGUE WITH JEFF ROBERTS

“At CAE, our job is to help aircraft operators enhance the safety of their operations and gain efficiencies, with the ultimate goal of making both the operators and CAE more successful. We do that by ingraining ourselves into our customers’ operations and being focussed on adding value. These are long-term relationships, whose success depends on what I call ‘an intimacy of customer’. Traditionally, CAE has operated in a volatile product environment with short cycles. In Civil Training and Services, however, we have continual interaction and involvement with the customer, playing a day-in-day-out role, staying very closely and directly tied to the client’s ongoing operations. The long-term relationships that we foster bring CAE a consistent revenue stream. To be successful, we must continually identify and distinguish ourselves as a service organization. We must differentiate ourselves by adding value in incremental, continual ways, constantly building on the culture of customer centricity that we’ve developed. Customer centricity is a catchy phrase, but what people often fail to grasp is that customer centricity has to be understood from the customer’s point of view.

“Our success lies in the many different types of relationships that we have with our customers. CAE’s “greenfield” training centres provide value to our customers in a traditional way, whereby CAE owns and operates the centre, and our customers rely on us to support their training needs. In our joint ventures and partnerships, we share the investment and find additional ways to contribute value, be it by adding CAE Simfinity-powered integrated training solutions to the airlines’ baseline training, or providing operational management, or by providing scheduling, maintenance and engineering support. Each of our customers and partners is different, and so is our relationship with them. The common element is our willingness to seek out, adapt and apply a solution that best brings value to the customer. There isn’t one solution that fits everybody. With every customer, it’s a partnership.

“Looking ahead, we will formalize and expand our services capability by working with our customers to analyze how we best bring value to them and to CAE. Examples of our increased capability are the new services we will offer in scheduling, administration, simulator maintenance, courseware development and general operating subjects, as well as training centre and program management. Based on CAE’s expertise in managing its own global network of training centres, these services will help our customers drive efficiency by keeping their manpower, spare parts, development and project costs to a minimum. In addition to expanding our service capability, we also intend to continue to broaden our customer base this year, offering more and more “wet” training solutions that leverage our current infrastructure. Beyond this, we would certainly consider additional opportunities to expand our global network of training centres, as long as they are accompanied by appropriate levels of benefit.

“Internally, we’re implementing a continuous improvement program to achieve our efficiency and productivity targets, and further reduce our costs. We have and will continue to review our global footprint and organization, making sure that we are positioned to compete effectively and to create value for the shareholders of CAE. Doing the right thing means coupling our culture of willingness and customer centricity with our leading-edge technology to create solutions that meet our customers’ two fundamental demands: “Enhance our safety and make us more efficient.” By helping our customers be more successful, we ultimately bring value to all of the stakeholders of CAE.”

100 +

cae’s global network
of training centres has more
than 100 full-flight
simulators in service, in over
20 locations worldwide.
//

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“With every customer, it’s a partnership.”

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FOCUS ON TECHNOLOGY AND SERVICES

A380 SIMULATOR

CAE designed and built the world’s first Airbus A380 full-flight simulator, delivering it to Airbus nearly a year before the super jumbo’s planned entry into service. One of CAE’s most complex full-flight simulators, the A380 can simulate 400 malfunctions. It features the CAE Tropos™ visual system, which uses satellite imagery of the entire planet to create realistic training scenarios for pilots.

     Along with the prototype simulator, CAE will deliver to Airbus a whole suite of CAE Simfinity™ training devices specific to the A380, including 3D Maintenance/Flight Training Devices (MFTDs), as well as desktop devices and briefing/debriefing stations. As a result, Airbus pilots will be able to immerse themselves in a virtual A380 cockpit environment while still in the classroom, before continuing their training on the full-flight simulator.

CAE STRIVE™

CAE developed the CAE STRIVE software suite to allow users to create a wide range of different types of simulation, from aircraft simulators to human body models. The software helps significantly shorten development cycles by allowing developers to focus on building models without the concern for how the models communicate, interact, and perform in real time. CAE will sell CAE STRIVE as a commercial off-the-shelf product, and has used it internally to design and develop a whole suite of training systems, from basic desktop trainers to full-mission simulators.

LITTLE BIRD SIMULATOR

CAE designed and manufactured the world’s first AH/MH-6 “Little Bird” combat mission simulator for use in missions involving up-close, airfire support, re-supply operations in hostile areas and personnel recovery.

     The simulator features a 24-foot dome display–the largest dome display ever placed on a motion-based flight simulator–to provide pilots with an extreme field-of-view during training. It also incorporates a six-degree-of-freedom vibration platform that works together with aural and visual cues to deliver a highly realistic cockpit environment for the aircrew.

INSIDE CAE’S	THE AIRBUS A380	USING	THE AH/MH-6
A380 SIMULATOR	SUPER JUMBO JETLINER	CAE STRIVE	“LITTLE BIRD” HELICOPTER
//	//	//	//

PROFESSIONAL SERVICES

Late in 2004, CAE acquired Greenley & Associates, an Ottawa-based consulting company. Now named CAE Professional Services, this new segment of the business will spearhead CAE’s initiatives to support defence, government and security agencies throughout the life cycle of their projects, from initial research and concept development to design and production.

     CAE Professional Services will deliver independent consulting services in project management, systems and capability engineering, human factors engineering, emergency management, and modelling and simulation solutions, helping clients to analyze and evaluate a range of scenarios and enabling them to ‘see the finish before they start’.

     Over the course of fiscal 2006, CAE intends to establish CAE Professional Services offices at each of its primary Military locations: Tampa, U.S.A.; Burgess Hill, U.K.; Stolberg, Germany; and Sydney, Australia.

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“Doing what CAE does best.”

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REVIEW OF OPERATIONS

CIVIL

Civil Simulation and Training won a total of 17 full-flight simulator orders in fiscal 2005, for a competed market share of 77 percent. Although margins were lower than expected, the year was marked by a number of encouraging “firsts” for CAE.

     Completion of the world’s first A380 simulator for Airbus was a strategic milestone for the Company. By the time Airbus unveiled its super jumbo jetliner in January 2005, CAE engineers were already flying the A380 simulator, one of the most complex that CAE has ever produced. It was delivered to Airbus a few months later, nearly a year before the aircraft’s planned entry into service. By the end of 2005, CAE will have delivered a second simulator to Airbus’s Toulouse centre.

     In the same vein, this fiscal year saw the signing of a contract between CAE and Australia’s Qantas airlines for a suite of Airbus A380 integrated training solutions, including a full-flight simulator and a CAE Simfinity™ training device. CAE was also awarded a contract for two A380 simulators by Dubai’s Emirates airlines, bringing to five CAE’s total number of A380 simulator orders to date.

     In another “first” for the Company and for the world, CAE was selected to provide a full-flight simulator for the new ARJ21 regional jet being developed by aircraft manufacturer China Aviation Industry Corporation. With entry into service planned for 2008, the ARJ21 is the first aircraft entirely designed and built in China. The project adds to CAE’s already extensive experience in designing prototype simulators for new aircraft.

     A further “first” was CAE’s selection as Dassault Aviation’s exclusive provider of entitlement training for the all-new Falcon 7X, the first fly-by-wire business jet. This agreement marks the first time that CAE has won a contract for entitlement training, the initial training that is included with the purchase of an aircraft.

And finally, when CAE was chosen as the exclusive training provider for pilots of European low-cost carrier easyJet on the Airbus A320 family of aircraft, the selection marked the first time CAE had entered the U.K. training services market, having historically been solely a training equipment provider to many U.K.-based airlines. This demonstrated the continued success of CAE in the outsourced training market and the low-cost carrier market’s increasing confidence in CAE’s training solutions.

MILITARY

Revenues for CAE’s Military business unit remained stable during fiscal 2005 as compared to 2004. The Company’s recognized leadership in the areas of military simulation and training helped it win more than C$681 million in new defence-related business during fiscal 2005.

     Of this, a large portion is attributable to CAE’s being part of a major private finance initiative (PFI) program to provide NH90 helicopter training for the German Armed Forces. Along with three consortium partners, CAE will design, develop and manufacture four NH90 full-mission simulators, build three training centres in Germany, and provide 15 years of training services.

     Another milestone achieved by the Military business unit during the year was the selection of CAE-led Landmark Training Ltd. by the U.K. Ministry of Defence as the intended preferred bidder for the British Army’s Armoured Vehicles Training Service (AVTS) program. Valued at approximately £1 billion (C$2.4 billion) over 30 years, the AVTS program is a PFI designed to provide turnkey driver, gunnery and command information systems training to crews of armoured fighting vehicles. Landmark Training Ltd., which is 65% owned by CAE, expects that if negociations are successful, an agreement with the U.K. Defence Procurement Agency may be signed in late 2005.

Smaller but no less significant military arders awarded to CAE during the year included a number of contracts from the U.S. Navy and the U.S. Army’s 160th Special Operations Aviation Regiment (Airborne). These orders call for the provision of an MH-60 Black Hawk combat mission simulator, the upgrading of two P-3C flight simulators, the development of an MH-60S tactical operational flight trainer an two MH-60S weapons tactics trainers, and the provision of a CAE Medallion-S™ visual system for two simulator upgrades. These contracts build on the already solid relationship that CAE and the U.S. Armed Forces share, positioning the Company well for further business with the U.S. and allied forces.

MARINE

Before its divestiture in February 2005, the Marine Controls unit was able to garner a number of important contracts for CAE, the most significant of which was an increase of C$222 million to a long-term contract from the U.K. Ministry of Defence to provide training services for three Astute Class nuclear submarines.

     In another high-profile contract award, CAE Valmarine was chosen to supply a complete machinery automation system and a heating, ventilation and air conditioning system for the first ship in the Ultra Voyager class, the world’s largest passenger ship.

     Proceeds of the sale of Marine Controls were used to reduce the Company’s long-term debt.

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2005
FINANCIAL REVIEW

18	Management’s Discussion and Analysis

19	Introduction

19	Cautionary Statements Regarding Forward-Looking Information

19	Non-GAAP Financial Measures

20	Business Profile and Strategy

21	Consolidated Results

29	Segmented Results

32	Acquisitions, Business Combinations and Divestitures

33	Liquidity

35	Off-Balance Sheet Arrangements

36	Financial Instruments

36	Business Risks and Uncertainties

38	Financial Statements Disclosure

41	Disclosure of Outstanding Share Data

41	Systems, Procedures and Controls

41	Additional Information

42	Selected Financial Information

43	Management and Auditors’ Reports

44	Consolidated Financial Statements

47	Notes to Consolidated Financial Statements

> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION
AND ANALYSIS

For the year ended March 31, 2005 as of May 10, 2005

For purposes of this discussion, “CAE” or the “Company” refers to CAE Inc. and its subsidiaries. This Management’s Discussion and Analysis (“MD&A”) for the year ended March 31, 2005, current as of May 10, 2005, focuses on the core businesses of CAE: Military Simulation and Training (“Military”) and Civil Simulation and Training (“Civil”).

HIGHLIGHTS OF FISCAL 2005

ORGANIZATION

•	Robert E. Brown became CAE’s new CEO on August 12, 2004 and on February 11, 2005, outlined a comprehensive restructuring plan aimed at restoring the Company’s profitability, cash flow and return on investment.

•	The restructuring plan is progressing in accordance with the initial timetable and within the estimated costs.

•	As of April 1, 2005, CAE is organized in three business groups; Civil Training & Services, Military Simulation & Training and Simulation Products, and will start reporting results under this format at the end of the first quarter of fiscal 2006.

OPERATIONS

•	Revenue from continuing Military and Civil businesses increased by 5% over last year, notwithstanding an appreciation of the Canadian dollar versus its U.S. counterpart.

•	Earnings from continued operations for fiscal 2005 reached $0.19 per share net of impairment, restructuring and other non-recurring items.

•	Net cash flow provided by continuing operating activities reached $186 million for the year.

•	During the third quarter, CAE recorded a non-cash charge of $443 million ($354 million after taxes) as a result of the impairment of goodwill, intangible and tangible assets for the Civil business.

•	As of March 31, 2005, the Company incurred $25 million in restructuring charges, tracking in line with the global $55 to $65 million restructuring plan.

•	CAE completed the divestiture of substantially the entire Marine Controls segment to L-3 Communications (“L-3”) during the fourth quarter in a transaction valued at $239 million, resulting in an after-tax gain of approximately $104 million. In accordance with the purchase agreement, L-3 will also acquire two other components of the Marine Controls segment, including the assumption of the CAE’s guarantee of £23 million of project-finance related debt for the U.K. Astute Class submarine training program.

FINANCING

•	Net proceeds of the Marine Controls divestiture were used to reduce debt.

•	Two sale and leaseback transactions for three full-flight simulators were completed, raising $44 million. The transactions also triggered the recognition of $4 million of tax benefits related to prior years’ net operating losses for tax purposes in the United States.

•	CAE’s Board of Directors took the decision to reduce the quarterly dividend to $0.01 per share, conserving $20 million of cash annually.

ORDERS / INVESTMENT

•	With an order intake of $681 million, Military reached a new record. More than 40% of fiscal 2005 equipment orders came from U.S.-based customers.

•	Military secured approximately €152 million of backlog from a contract awarded by the German Armed Forces on the new NH90 platform.

-	The €488 million program, structured as a Private Financing Initiative, will be executed through Helicopter Flight Training Services GmbH (“HFTS”), an industrial consortium consisting of CAE, Eurocopter, Rheinmetall Defence Electronics and Thales, each owning a 25 percent share.

-	The Consortium concluded the non-recourse financing of this project on April 29, 2005.

•	CAE-led Landmark Training Ltd. was selected as intended preferred bidder for the £1 billion British Army’s Armoured Vehicle Training Services program.

•	CAE and Dassault partnered for the Dassault Falcon 7X training program.

•	CAE continued deployment of its training network:

-	in Latin America: CAE signed a $40 million 10-year deal with LAN Chile S.A. airlines and acquired its training centre;

-	in Europe: CAE became easyJet’s training provider;

-	in North America: CAE expanded its footprint in the U.S. with the announcement of a new training centre in Morris County, NJ; and

-	in the Middle East: Emirates-CAE Flight Training continued its expansion.

•	For fiscal 2005, CAE was awarded 17 of 22 competed civil full-flight simulator orders (77% market share).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

Founded in 1947 and headquartered in Montreal, Canada, CAE is a leading provider of simulation and modelling technologies and integrated training services for civil aviation and defence customers worldwide. CAE employs more than 5,000 people in manufacturing operations and training facilities in 17 countries on five continents. More than 90% of CAE’s annual revenues are derived from worldwide exports and international activities.

     Prior to the sale of its Marine Controls division (“Marine”) in the fourth quarter of fiscal 2005 the Company also provided simulators and training services for sea-based activities and supplied marine automation systems for military and civil applications.

     For a further description of the Company’s core businesses please refer to Business Profile and Strategy of this MD&A.

     The MD&A, which includes a review of the operations of each business segment and the financial condition of CAE, is intended to assist in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for each business segment and should be read in conjunction with the audited consolidated financial statements and accompanying notes contained on pages 44 to 86.

     This MD&A contains statements from CAE management (“Management”) regarding CAE’s strategy, operating results and financial condition. Management is responsible for its accuracy, integrity and objectivity, and has developed, maintains and supports the necessary systems and controls to provide reasonable assurance as to the validity and completeness of the disclosures contained herein.

     CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbols CAE and CGT respectively.

     CAE’s fiscal year end is March 31, and unless otherwise indicated, all references to the current year or 2005 are for the year ended March 31, 2005, and all references to last year, prior year, or a year ago are for the year ended March 31, 2004.

     Except as otherwise indicated, all financial information related herein is determined in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts referred to herein are in Canadian dollars.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking statements with respect to CAE and the operations of each business segment based on assumptions that CAE considered reasonable at the time they were prepared and may include information concerning the Company’s future financial performance, business strategy, plans, goals and objectives. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Statements preceded by the word “believe”, “expect”, “anticipate”, “intend”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions are forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may affect the extent to which a particular projection materializes and/or could ultimately prove to be incorrect. Factors that could cause actual results or events to differ materially from current expectations are discussed herein. (Refer to Business Risks and Uncertainties of this MD&A for additional information.) The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisition or other business combinations or divestitures that may be announced or completed after such statements are made.

NON-GAAP FINANCIAL MEASURES

This MD&A provides comments on non-GAAP financial measures. Readers should be cautioned that this information should not be confused with or used as an alternative for performance measures determined in accordance with GAAP. CAE believes that these measures provide useful supplemental information to GAAP financial measures. However, these non-GAAP financial measures have no standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

EBIT

EBIT is a financial term used to report a company’s earnings as they would be without specific deductions including non-operating expenses (such as interest, taxes and other non-core expenses).

     CAE considers EBIT to be useful supplemental information since by eliminating the effects of some financing and accounting decisions, performance can be analyzed between different periods, different companies and different industries with dissimilar capital structure.

FOREIGN EXCHANGE

The Company’s reporting currency is the Canadian dollar and assets, liabilities and transactions measured in foreign currencies need to be translated to Canadian dollars at various exchange rates as required by GAAP. For the purposes of this MD&A, foreign exchange (current financial information restated at the rates in use for the same period a year ago) is presented on a consistent basis from period to period. CAE considers foreign exchange exclusion to be useful supplemental information as it provides an indication of performance comparable to a year ago excluding the impact of currency fluctuation, which can significantly affect the Company’s operations and financial results.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The year-end exchange rates used to translate assets and liabilities were as follows as at March 31:

	2005	2004	(decrease)

U.S. dollar (USD or US$)	1.2096	1.3105	(8%)
Euro (€)	1.5689	1.6109	(3%)
British pound (£ or GBP)	2.2848	2.4116	(5%)

The average exchange rates used to translate revenues and expenses were as follows for the fiscal years ended March 31:

			increase/
	2005	2004	(decrease)

U.S. dollar (USD or US$)	1.2789	1.3539	(6%)
Euro (€)	1.6064	1.5893	1%
British pound (£ or GBP)	2.3573	2.2903	3%

FREE CASH FLOW

Free cash flow is defined by Management as net cash flows provided by continuing operating activities less capital expenditures and dividends paid, plus proceeds from sales and leaseback of simulators. CAE considers free cash flow to be an indicator of the financial strength and liquidity of its business as it shows how much cash is available to repay debt and to meet its ongoing obligations.

NET DEBT

Net debt (total debt including amounts due within one year less cash and cash equivalents) is presented on a consistent basis from period to period. CAE considers net debt to be an indicator of the Company’s overall financial position.

NON-RECURRING ITEMS

Non-recurring items are items identified by their nature as outside of the normal course of business because they are infrequent and/or unusual. Management considers that highlighting non-recurring items and providing operating results excluding these items is useful supplemental information that allows for analysis of CAE’s underlying operating performance.

BUSINESS PROFILE AND STRATEGY

CAE provides a wide range of simulation and training products and services including full-flight simulators (“FFS”), full-mission simulators, visual systems, training devices and systems, flight training centres, and support services. The Company operates in two core markets: Civil and Military.

     CAE’s Civil business is the world leader in the design and manufacture of civil flight simulators and visual systems used to train airline and business jet pilots. In addition, CAE is the second largest independent civil aviation training provider, with a global network of 22 training centres equipped with 105 FFS.

     CAE’s Military business is also a global leader in the design of advanced military training systems for air, land and sea applications, having supplied the defence forces of more than 30 nations with military training systems and services. In addition to its comprehensive training services, the Company offers a range of simulation equipment and modelling and simulation software. CAE has designed one of the widest ranges of military helicopter simulators in the world and more training systems for the C-130 Hercules than any other company.

     Over the past five years, the Company transformed itself, evolving from a supplier of equipment to a provider of integrated training solutions. CAE’s strategy going forward revolves around taking the necessary steps to restore shareholder value.

     Following Robert E. Brown’s arrival as Chief Executive Officer in August 2004, an in-depth strategic review of CAE’s markets, customers and other stakeholders as well as the Company’s internal resources and capabilities was conducted. As a result of this review, the Company has reconfirmed its strategic direction. It adopted a plan intended to protect its technological leadership while at the same time fostering synergies between its various operating units, and implementing sound business practices. The plan maintains the existing Civil and Military Groups, and adds a third: Simulation Products. The reorganization, which became effective April 1, 2005, is expected to result in significant savings to the Company and to position it well to face new market realities.

     The major priorities of the newly formed Civil Training & Services (“CT&S”) Group are to increase revenue per simulator in the Company’s global network of training centres, and to deliver the most cost-effective and competitive training service in the marketplace. To this end, the CT&S Group is expected to consolidate training centres where duplication exists, and to reallocate a number of simulators to maximize yield.

     The Military Simulation & Training (“MS&T”) Group’s main goals are to service the defence market with technological excellence in modelling and simulation; to increase the Company’s market share of the military training market, and to explore opportunities in non-traditional areas of the defence market, including such areas as analysis and planning.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The newly formed Simulation Products Group consolidates all manufacturing activities and includes engineering, program management, global procurement, and the marketing and sales of Civil equipment. Its immediate focus is to substantially reduce the costs associated with manufacturing simulation equipment intended both for sale to third parties as well as for installation in the Company’s own global network of training centres.

     Fiscal year 2006 will be a transitional year for CAE while the Company addresses its business processes and cost structure, with the goal of ending the year with a restructured and solid earnings base.

     CAE’s strategy is to leverage its extensive experience in modelling and simulation to expand both vertically into other products and services within the aerospace and defence industry, as well as horizontally to pursue opportunities presented by emerging markets such as homeland defence and urban simulation. In order to be able to respond to growth opportunities, CAE must continue to invest in new and innovative technologies.

CONSOLIDATED RESULTS

STATEMENT OF EARNINGS

SUMMARY OF CONSOLIDATED RESULTS

(amounts in millions, except per share amounts)	2005	2004	2003

Revenue	$986.2	$938.4	$976.8
EBIT	(373.0)	81.3	194.4
Interest	32.1	22.4	28.1
Income taxes	(100.4)	11.5	52.4
Earnings (loss)
Continuing operations	(304.7)	47.4	113.9
Discontinuing operations	104.8	16.6	3.3
Net (loss) earnings	(199.9)	64.0	117.2
EPS from continued operations	(1.23)	0.20	0.52
Basic EPS	(0.81)	0.27	0.53

CONSOLIDATED REVENUE FROM CONTINUING OPERATIONS

For the twelve-month period ended March 31, 2005, consolidated revenue from continuing operations reached $986.2 million, representing an increase of $47.8 million, or 5% over the $938.4 million reported for the previous year. This net increase in consolidated revenue is due to a $58.4 million, or 13% increase in Civil revenues, partially offset by a $10.6 million, or 2% decreased contribution from Military.

     Consolidated revenue from continuing operations, excluding the impact of foreign currency fluctuations (mainly the decrease of the USD), would have been slightly over $1 billion, an increase of 8% over last year.

     Further analysis on each segment is provided in Segmented Results.

CONSOLIDATED EBIT FROM CONTINUING OPERATIONS

Consolidated EBIT amounted to a loss of $373.0 million, compared to earnings of $81.3 million last year. The loss is mainly due to non-recurring items, such as impairment and restructuring charges together with other unusual items that are further discussed in a separate section hereunder. Excluding the impact of these non-recurring items, consolidated EBIT would have amounted to $88.3 million, compared to $90.6 million a year ago on the same basis. On a segmented basis, Civil’s EBIT would have been $41.2 million, a marginal increase of $2.2 million from the previous year, and Military’s EBIT would have declined by 9% to $47.1 million, from $51.6 million a year ago.

Further analysis of non-recurring items is provided in Reconciliation of Non-Recurring Items.

Further analysis on each segment is provided in Segmented Results.

INTEREST

Interest expense amounted to $32.1 million compared to $22.4 million a year ago, an increase of $9.7 million. The increase results mainly from one-time costs arising from repayments of various debts with the proceeds generated from the sale of Marine. The main increase in interest expense is due to the early settlement of a long-term debt facility with a Brazilian financial institution, which resulted in the write-off of $4.7 million (non-cash) of financing costs that were deferred in the balance sheet and amortized over the term of the facility (53 months were remaining). In addition, CAE incurred a $2.5 million charge in the form of an early repayment premium which also contributed to the non-recurring increase. Both amounts are included in the interest expense line in the statement of earnings. In addition, there was a total of $2.0 million of costs associated with the unwind of one interest rate swap ($0.9 million) which converted the floating rate debt under the revolving credit facility to fixed rate debt, and the restructuring of another interest rate swap ($1.1 million) converting a floating rate debt to fixed rate debt, related to the non-recourse project financing for the MSH project. Excluding the impact of these early settlements and interest rate swaps, interest expense would have been $22.9 million for the current fiscal year, slightly above last year as a result of higher interest rates prevailing during fiscal 2005 and a lower level of interest capitalized. (Refer to Non-recourse Project Financing).

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

INCOME TAXES

Income taxes amounted to a net recovery of $100.4 million for the year compared to $11.5 million tax expense last year. This year’s tax recovery results from the various elements including non-recurring charges taken during fiscal 2005, together with the recognition of $23.5 million of tax assets. Of the $23.5 million, $12.2 million is related to the reduction in the valuation allowance on CAE’s net operating losses in the United States. The remaining amount relates to the materialization of the net capital losses in the United States as a result of the sale of Marine. The later recognition of the net capital losses was not included in the gain on disposition of Marine.

     Excluding the non-recurring items, the income tax expense would have been $18.5 million, representing a tax rate of 28% for the year, which is in line with the prior year.

     As at March 31, 2005, the Company had approximately US$101.3 million of accumulated non-capital tax losses carried forward that can be used to offset tax payable on future earnings from U.S. operations. CAE also had accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $66.8 million.

RESULTS FROM DISCONTINUED OPERATIONS

On February 3, 2005, CAE completed the divestiture of substantially all of its Marine business to L-3 Communications Corporation (“L-3”). The results of Marine have been reported as discontinued operations since the second quarter, in line with applicable GAAP requirements, and previously reported statements have been reclassified accordingly. The net earnings of these discontinued operations for the year amounted to $104.8 million and includes the recognition of a gain of $103.9 million (net of taxes of $25.1 million) on the sale of Marine. This gain includes $7.0 million of release of cumulative translation adjustments associated with the Company’s foreign investments in Marine. Excluding this gain, earnings from discontinued operations would have amounted to $0.9 million compared to $16.6 million last year. In addition, a $4.4 million charge was recorded during the current year in relation to CAE’s former Cleaning Technologies.

     For a complete discussion on the sale of the Marine segment refer to Acquisitions, Business Combinations and Divestitures.

NET (LOSS) EARNINGS

CAE reported a consolidated net loss for the year of $199.9 million compared to earnings of $64.0 million a year ago. The loss resulted mainly from an impairment, the restructuring measures announced in February 2005, and other non-recurring charges incurred during the third and the fourth quarter. These elements are partially offset by the one-time investment tax credits (“ITC”) recognition in the first quarter, the gain on the sale of Marine, and the various tax recoveries in the fourth quarter previously discussed. Excluding the impact of these non-recurring items, net earnings would have amounted to $46.9 million for the year.

EPS

Basic EPS amounted to a loss of $1.23, compared to earnings of $0.20 last year. Net of non-recurring items, basic EPS would have amounted to $0.19 and $0.21, respectively.

RECONCILIATION OF NON-RECURRING ITEMS

The table below shows how certain non-recurring items have affected the Company’s results in the respective reporting periods. The Company believes that this supplemental information is useful as it provides an indication of the Company’s underlying performance excluding these non-recurring items. Readers should be cautioned, however, that this information should not be confused with or used as an alternative for net earnings (loss) determined in accordance with GAAP as an indicator of performance.

RECONCILIATION OF NON-RECURRING ITEMS

	2005			2004

	amount	amount	per	amount	amount	per
(amounts in millions, except per share amounts)	pre-tax	after tax	share	pre-tax	after tax	share

Earnings (loss) from continuing operations	$(405.1)	$(304.7)	$(1.23)	$58.9	$47.4	$0.20
Impairment of goodwill, intangible and tangible assets	443.3	354.2	1.43	—	—	—
Restructuring charges	24.5	16.7	0.07	9.3	6.4	0.03
Additional ITC recognition (FY00–FY04)	(14.2)	(10.1)	(0.04)	—	—	—
Costs associated with the early settlement of long-term debts	9.2	8.6	0.03	—	—	—
Tax recoveries	—	(23.5)	(0.09)	—	(4.4)	(0.02)
Other non-recurring items	7.7	5.7	0.02	—	—	—

Earnings (loss) from continued operations, excluding non-recurring items (not in accordance with GAAP)	$65.4	$46.9	$0.19	$68.2	$49.4	$0.21

Each specific item highlighted in the above table is further discussed below.

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

IMPAIRMENT OF GOODWILL, INTANGIBLE AND TANGIBLE ASSETS

The Company performs the annual testing for impairment of its long-lived assets as at December 31 of each year using the two-step method prescribed under GAAP. Based on the test performed as at December 31, 2004, CAE concluded that an impairment charge was required.

     As part of the first step, the total fair value of each reporting unit (Military and Civil) was compared with its respective carrying amount (net book value), including goodwill, in order to identify a potential impairment. The fair values of the reporting units were estimated using generally accepted valuation techniques including discounted cash flow and comparable analysis. The process of determining fair values requires Management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

     If the fair value of a reporting unit is lower than its carrying amount, the goodwill of this reporting unit may be impaired and the reporting unit must proceed with a second step in order to quantify the amount of impairment, if any. Under a second step, the fair value of goodwill is determined in the same manner as the value of goodwill would be determined in a business combination context. If, after performing the second step, it is determined that the goodwill recorded is higher than the implied fair value of goodwill, an impairment charge is recorded in the period.

     During the third quarter of fiscal 2005, CAE’s Management initiated a comprehensive review of current performance and the strategic orientation of its Civil and Military business units. This strategic review revealed that several factors have emerged and/or worsened over the course of the past year that severely affect the Civil business, including:

•	the enduring adverse economic and financial environment of the airline industry creating a new market reality, including a decreased level of interest in pilot training outsourcing;

•	the appreciation of the Canadian dollar;

•	the erosion of the less than 50-seat regional jet market; and

•	the escalating cost of acquiring data, parts and avionics for the manufacturing of full-flight simulators.

Most of these elements are outside the direct control of the Company and currently show only modest signs of abatement. These elements caused Management to recalibrate some key assumptions in Civil’s strategic planning.

New Market Reality

The enduring adverse economic environment of the airline industry, first initiated in 2001 with the 9/11 terrorist attacks, and was further impacted by the SARS outbreak in Asia and by the Iraq war, was, in 2004, exacerbated by soaring fuel costs and declining yields. These factors continue to offset the extensive cost-cutting initiatives the airlines have undertaken to such a point that U.S. airlines lost an estimated US$5 billion in 2004 when less than a year ago, analysts were forecasting a break-even year. This fourth consecutive year of important losses for U.S. airlines shows that there are no immediate solutions underway. In addition, the four years of lost growth will not easily be made up as only in mid-2004 did traffic volume return to pre-9/11 levels. CAE is now in a new market reality where cost management is at the centre of all decisions. In addition, interest in training outsourcing, which could contribute to improving cost-effectiveness, is low on the airline industry’s priority list, where the focus is mainly on reducing labour and fleet costs. This new reality has translated into continued price pressures on Civil’s equipment and training businesses.

Appreciation of the Canadian Dollar

The vast majority of Civil equipment revenues are based in U.S. dollars while Civil’s manufacturing costs are primarily in Canadian dollars. Therefore, the appreciation of the Canadian dollar to over US$0.83 (or C$1.20) in calendar 2004 had a material adverse impact on the profitability of Civil’s business.

Erosion of the Less Than 50-Seat Regional Jet Market

The latter part of calendar year 2004 saw a major shift in demand for regional jets from the sub 50-seat segment to newer, larger platforms (70-to-100+ seat range). The value proposition for smaller regional jets has been severely impacted by the new low-yield market environment. In addition, legacy airlines are relaxing scope clauses, which previously restricted their use of 70-seat jets. Bombardier and Embraer have both reduced their 20-year market forecast in the less than 50-seat range and Bombardier has severely reduced its planned production for CRJ200s as evidenced by significant workforce reductions in 2004. These factors also make it less likely that production of the Dornier 328JET, for which CAE was the exclusive entitlement training provider, will be restored.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Escalating Cost of Acquiring Data, Parts and Avionics for the Manufacturing of Full-Flight Simulators

In 2002, CAE launched its next generation FFS design, which was intended to reduce manufacturing and life cycle costs. However, as the Company experienced reduced throughput in its manufacturing facilities, the anticipated savings have not materialized, which has prompted Management to make this issue a key priority to address.

     Furthermore, CAE has also incurred increased costs for acquiring data, parts and avionics in the past few years, with these costs representing a major component in its manufacturing of FFS.

     Therefore, based on the preceding factors and the results of the strategic review previously mentioned, CAE concluded its annual testing for impairment of its long-lived assets, including goodwill, intangibles and property, plant and equipment as well as certain other assets and deferred costs. The Company concluded that the carrying value of some of Civil’s tangible and intangible assets (including goodwill) were impaired and, on this basis, recorded in the third quarter of fiscal 2005 a $443.3 million impairment charge detailed as follows:

DETAILED IMPAIRMENT CHARGE

(amounts in millions)	impairment amount

Goodwill	$205.2
Customer relations	86.7
Trade names and other intangible assets	20.4
Other assets	19.3
Property, plant and equipment (simulators)	78.4
Inventories	33.3

Total before taxes	$443.3
Tax recovery	89.1

Total impairment charge, net of tax	$354.2

The 20% tax recovery rate associated with the impairment charge was a result of the non-deductibility, for tax purposes, of some of the goodwill and intangibles assets impairment charge.

     As indicated in the table above, the after-tax effect of this non-cash charge on CAE’s consolidated net earnings in the third quarter of 2005 was $354.2 million or $1.43 per share.

RESTRUCTURING CHARGES

On February 10, 2005, CAE announced a comprehensive restructuring plan (the “Plan”), that will materially change the manner in which CAE conducts its business, and is aimed at restoring the Company’s profitability, cash flow and return on investment. This Plan, to be executed over the next 18 months, results from the extensive strategic review of CAE’s markets, customers and other external stakeholders as well as its internal resources and capabilities undertaken by the Management under the leadership of the new CEO.

     The Plan, geared towards the elimination of duplication and the achievement of a more competitive cost structure, includes actions such as:

•	the rationalization of its Civil training centres footprint including the consolidation of training centres where duplication exists and relocation of a number of FFS to maximize yield and streamlining of the management structure; and

•	the consolidation, into the new Simulation Products division as of April 1, 2005, of all manufacturing activities including engineering, program management and global procurement. These functions had previously existed in various business units and regionally, resulting in duplication.

The Company is reducing headcount; as of May 10, 2005, 400 of the 450 employees have already left the Company since the announcement of the Plan.

     In addition, as part of the Plan, the Company will be implementing an enterprise resource planning system (“ERP”), a business management system that integrates all aspects of the business, including planning, manufacturing, and sales and marketing, in order to improve transparency, accountability and information flow. Finally, CAE’s compensation structure has been reoriented, with a specific emphasis on building shareholder value through focus on delivery of free cash flows and adequate return on capital invested.

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company accounts for the restructuring charges in accordance with GIGA EIC-134 Accounting for Severance and Termination Benefits and EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) as described in Note 24 of the consolidated financial statements. These CICA abstracts provide guidance on the timing of recognition and measurement of liabilities as well as disclosures for the various types of costs associated with an exit or disposal activity, including restructuring. Under EIC-135, a liability for a cost associated with a restructuring can only be recorded when that liability is incurred and can be measured at fair value. A liability is incurred when an event obligates the Company to transfer or use assets, or more explicitly, when an event leaves the Company little or no discretion to avoid transferring or using the assets in the future. Under these rules, commitment to an exit plan or a plan of disposal expresses only Management’s intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense.

     The Company intends to report as restructuring costs, all costs associated with the closure of business activities, the relocation of business activities from one location to another, the changes in management structure, and all other costs related to the restructuring as it affects the nature and focus of the operations.

     In order to comply with accounting requirements, all restructuring costs incurred by the Company prior to establishment of its “formal restructuring plan” were not included in the restructuring charge line of the financial statements and were expensed as part of the normal operations. Please refer to Other non-recurring items for further information.

     During fiscal 2005, the Company has recorded a $24.5 million restructuring charge for workforce reduction and related expenses. In line with the Plan previously announced, an additional restructuring cost in the range of $30 to $40 million should be incurred by the Company in fiscal 2006.

RECOGNITION OF ADDITIONAL ITC FOR FY00 TO FY04

While investment tax credits (“ITC”) are a normal, recurring part of CAE’s business, fiscal 2005 results from continuing operations were positively affected by the recognition, in the first quarter, of additional ITC totalling $14.2 million ($10.1 million, net of tax) for continuing operations. During the year tax authorities completed their audit of R&D expenses thereby enabling CAE to release provisions for tax expenses. Hence CAE reviewed its methodology to provide for tax expenses for fiscal 2004 and 2005.

     The additional ITC included in the fiscal 2005 EBIT of Civil and Military were, respectively, $9.8 million and $4.4 million.

EARLY SETTLEMENT OF LONG-TERM DEBT

At the end of the fourth quarter, as part of the restructuring of its balance sheet and the reduction of its debt level, CAE fully repaid the term loan related to the project financing for its training centre in São Paulo, Brazil. The one-time cost associated with these elements is further described in Interest. In addition the Company settled two swaps.

TAX RECOVERIES

Non-recurring items include the recognition of a $23.5 million tax asset from a reduction in the valuation allowance for net operating losses and for capital losses for income tax purposes in the United States. During fiscal 2004 the Company had recognized a $4.4 million tax benefit related to prior years’ tax losses in Australia.

     Refer to Income Taxes for further details.

OTHER NON-RECURRING ITEMS

The amount includes a variety of items that were not classified under restructuring charges in the statement of earnings or that are not part of the day-to-day operations of the Company, including:

•	the costs related to employees and executives who were terminated prior to the adoption of a formal restructuring plan (as defined by GAAP);

•	the costs related to the closing of the Toronto head office; and

•	the incremental costs associated with the recent strategic review.

BALANCE SHEET

The Company’s shareholders’ equity excluding currency translation adjustment (“CTA”) at the end of fiscal 2005 amounted to $717.9 million, a decrease of $213.0 million compared to $930.9 million at the end of fiscal 2004. The decrease reflects the net loss of $304.7 million from continued operations, distribution of $24.7 million in dividends offset by the $104.8 million contribution from discontinued operations (including a gain of $103.9 million net of tax), a $3.3 million adjustment resulting in the adoption of a new accounting standard and an increase of $6.3 million and $2.0 million in capital stock and contributed surplus, respectively. The following table describes the significant variances in the consolidated balance sheet from March 31, 2004 to March 31, 2005.

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     > CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

SIGNIFICANT BALANCE SHEET VARIANCES

(amounts in millions, unless otherwise noted)	increase /(decrease)	explanation

Accounts receivable	$(60.8)	During the course of the fiscal year the Company received funds on a number of large outstanding Military receivables. In addition CAE entered into a program under which it sells accounts receivable to a third party without recourse. The total amount sold as at March 31, 2005 was $16.5 million.

Inventories	(46.7)	The decrease is mainly due to a write-down of $33.3 million mainly of obsolete FFS parts for less than 50-seat aircraft.

Intangible assets	(109.0)	The decrease is mainly due to an impairment charge of $107.1 million of customer relationship and trade names-type intangible assets.

Goodwill	(208.6)	The decrease is due to an impairment charge of $205.2 million for Civil. The remaining amount of $3.4 million is due to the net effect of foreign exchange fluctuations and business acquisitions and combinations.

Assets held for sale (current and long-term)	(166.4)	The decrease is as a result of the sale of Marine in the fourth quarter of the fiscal year. The remaining assets held for sale includes mainly assets of two Marine businesses to be sold to L-3 in fiscal 2006.

Liabilities held for sale (current and long-term)	(53.5)	The decrease is as a result of the sale of Marine in the fourth quarter of the year.

Long-term debt (including current portion)	(241.4)	Proceeds received from the sale of Marine ($238.6 million) in the fourth quarter were used to reduce long-term debt levels. The reduction was slightly offset by the inclusion in the financial statements of a variable interest entity which increased long-term debt by $38.8 million.

Currency translation adjustment	(54.2)	The decrease is due mainly to the effect of changes in exchange rates during the year on net investment in self-sustaining subsidiaries, and the release of $7.0 million as a result of the sale of Marine.

VARIABLE INTEREST ENTITIES

On January 1, 2005, the Company adopted Accounting Guideline “Consolidation of Variable Interest Entities” (“AcG-15”) on a retroactive basis without restatement of prior periods. AcG-15 provides a framework for identifying variable interest entities (“VIEs”) and determining when an entity should include the assets, liabilities and results of operations of a VIE in its consolidated financial statements.

     In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

     AcG-15 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is exposed to a majority of the risk of loss from the VIEs activities, is entitled to receive a majority of the VIEs residual returns (if no party is exposed to a majority of the VIEs losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIEs assets, liabilities and non-controlling interests at fair value at the date the enterprise became the primary beneficiary. However, for variable interest entities created prior to the initial adoption of AcG-15, the assets, liabilities and non-controlling interest of these entities must be initially consolidated as if the entities were always consolidated. AcG-15 also requires disclosures about VIEs in which the variable interest holder is not required to consolidate, but it has a significant variable interest.

     A key element of CAE’s finance strategy to support the investment in its Civil training business is the sale and leaseback of certain FFS installed in the Company’s global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after the FFS has achieved certification by regulatory authorities (i.e. the simulator is installed and is available to customers for training). The sale and leaseback structures are typically structured as leveraged leases with an owner participant.

     Typically, the Company has the option to purchase the equipment at a specific period during the lease terms at a specific purchase price. Some leases include renewal options at the end of the term. In some cases, the Company has provided guarantees for the residual value of the equipment at the expiry date of the leases or at the date the Company exercises its purchase option. These Special Purpose Entities (“SPEs”) are financed by secured long-term debt and third-party equity investors who, in certain cases, benefit from tax incentives. The equipment serves as collateral for the SPEs’ long-term debt. The Company’s variable interests in these SPEs are solely through residual value guarantees and fixed purchase price purchase options. These leases expire in different periods up to 2023.

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table summarizes total assets and total liabilities of the SPEs that the Company has identified as VIEs as at March 31, 2005:

CIVIL SIMULATION AND TRAINING

sale and leaseback structures(amounts in millions)	assets	liabilities

Air Canada Training Centre -Fiscal 2000	$15.4	$15.4
Toronto Training Centre -Fiscal 2002	26.6	26.6
Denver / Dallas Training Centre -Fiscal 2003	58.7	58.7
SimuFlite- Fiscal 2004	83.1	83.1
Amsterdam Training Centre -Fiscal 2002	44.1	40.8

	227.9	224.6

Less assets and liabilities:
Newly consolidated under AcG-15	44.1	40.8

Assets and liabilities of non-consolidated VIEs subject to disclosure	$183.8	$183.8

The Company is the primary beneficiary for only one of the above VIEs. The Company’s participation in this VIE results from the acquisition of Schreiner Aviation Training B.V. in August 2001. As part of this acquisition, CAE assumed a sale leaseback transaction, for simulators in the Company’s Amsterdam Training Centre, arranged by Fortis Bank. The deal was structured through a SPE with MeesPierson XXX as owner trustee and owner participant.

     Pursuant to the adoption of AcG-15 on January 1, 2005, the consolidation of the SPE, resulted in an increase in total assets, total liability, and shareholders’ equity of $46.4 million, $43.2 million, and $3.2 million.

     Detailed impact by balance sheet element is as follows as of January 1, 2005:

(amounts in millions)	newly consolidated

Assets
Prepaid expenses	$(0.5)
Property, plant and equipment	46.9

$46.4

Liabilities
Accounts Payable and Accrued Liabilities	$0.1
Long-term debt (including portion due within one year)	41.3
Future Tax Liabilities	1.8

$43.2

Shareholders Equity
Retained Earnings	$3.3
Currency Translation Adjustment	(0.1)

$3.2

$46.4

The liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating this VIE do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Additionally, the consolidation of this VIE did not result in any change in the underlying tax, legal or credit exposure of the Company.

     For all of the other SPEs that are VIEs, the Company is not the primary beneficiary and consolidation is not appropriate under AcG-15. For additional information on the Company’s VIEs, see Note 25 of the consolidated financial statements.

STATEMENT OF CASH FLOW

The Company’s cash and cash equivalents at the end of fiscal 2005 amounted to $57.1 million, an increase of $2.4 million compared to $54.7 million at the end of fiscal 2004. In 2005, CAE generated $186.0 million of cash from continuing operating activities and $137.4 million of cash from investing activities of continuing operations, while it used $340.5 million of cash for financing activities of continuing operations. The major cash contribution during 2005 came from the divestiture of Marine.

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> CAE ANNUAL REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table summarizes the major elements of the statements of cash flow for the fiscal year ending March 31, 2005, with prior year comparatives:

STATEMENTS OF CASH FLOW

(amounts in millions unless otherwise noted)	2005	2004	explanation

Cash and cash equivalents, beginning of the year	$61.9	$17.1
Provided by (used in):
Operating activities	207.6	5.7	The majority of cash generated from operating activities is from positive non-cash working capital and cash generated from operating results. The impairment charge is non-cash and therefore has no impact on cash flow from operating activities.
Investing activities	131.6	24.5	Cash generated from investing activities is mainly a result of proceeds from disposal of discontinued operations for $239.4 million ($238.6 million relates to the sale of Marine) and proceeds from sale and leaseback of assets for $43.8 million offset by capital expenditures of $ 118.0 million and deferred costs.
Financing activities	(337.3)	17.8	Cash used by repayments of long-term debt of $588.5 million (financed in part by proceeds from disposal of discontinued operations) and dividends paid of $24.0 million offset mainly by proceeds from long-term debt.

Total cash provided in the year	$1.9	$48.0
Effect of foreign exchange rate changes on cash and cash equivalents	(2.3)	(3.2)

Cash and cash equivalents, end of year	$61.5	$61.9

CONTINUING OPERATING ACTIVITIES

Cash generated from continuing operating activities totalled $186.0 million in 2005, compared to $1.5 million in 2004. The increase in cash generated by operating activities was mainly due to an increase in operating results from continuing activities, excluding the non-cash items, together with cash generated of $85.6 million in non-cash operating working capital in 2005.

     The positive non-cash operating working capital in fiscal 2005 is mainly due to a $60.8 million decrease in accounts receivable, following large collections on several Military projects and a receivables factoring program together with a $46.7 million reduction of inventories mainly as a result of impairment write-off. The current level of working capital is low and some reversal should be expected for the first quarter of fiscal 2006.

     Accounts receivable in the previous year were enhanced by progress towards the achievement of milestones on two major programs: the German Night-Time Low-Level Flight (“NTF”) helicopter program and the Chinook helicopter simulator program for the Government of Singapore.

FINANCING ACTIVITIES OF CONTINUING OPERATIONS

Cash used in financing activities of continuing operations totalled $340.5 million in fiscal 2005, compared to a cash generation of $7.4 million in 2004. The decrease of cash generated was mainly due to lower proceeds of long-term debt in the current year and the fact that there was a common stock issuance in the prior year for $176.4 million.

     Long-term debt, including the current portion, amounted to $342.9 million as at March 31, 2005 compared to $584.3 million last year. The decrease in long-term debt was mainly due to the repayment of long-term debt with cash generated by the sale of Marine as well as the impact of the strengthening of the Canadian dollar on U.S. dollar denominated debt.

INVESTING ACTIVITIES OF CONTINUING OPERATIONS

The Company generated $137.4 million of cash for investing activities of continuing operations in fiscal 2005, compared to $36.5 million in 2004. In fiscal 2005, the Company generated $238.6 million from the sale of Marine but used $118.0 million for capital expenditures (compared to $86.8 million in fiscal 2004). Major elements included in growth are related to the expansion of the Civil training network, including deployment of FFS to CAE’s centres in China, Chile, Middle East and in the U.K. together with the progression of our investment in the Dassault Falcon 7X and Airbus A380 programs.

FREE CASH FLOW

Free cash flow from continuing operations for the year improved by $78.0 million, to reach $87.8 million. The improvement results from positive variances in non-cash working capital offset marginally by an increase in capital expenditures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

BACKLOG

CAE’s consolidated continuing operations backlog as at March 31, 2005 stood at $2.5 billion, $212.3 million higher than a year ago. These figures exclude any amounts for CAE’s contract with Dassault Aviation to provide entitlement training on its new Falcon 7X business jet.

SEGMENTED RESULTS

CIVIL

REVIEW OF OPERATIONS

Equipment Orders

CAE won a total of 17 FFS orders out of a possible total of 22 competed orders, maintaining a 77% market share.

     For the first order of fiscal 2005, CAE and Qantas signed a contract with a value of approximately $25 million for a suite of Airbus A380 integrated training solutions, including a FFS and a CAE Simfinity™ training device. This was CAE’s third A380 FFS order, further evidence of CAE’s success in developing A380 integrated training solutions.

     During the Farnborough air show in early July 2004, CAE secured a competed order from Dubai’s Emirates airline for three FFS–two Airbus A380-800s and one Airbus A340-600– for a value of approximately $65 million. These were the fourth and fifth A380 FFS orders for CAE. Under the terms of the agreement, CAE became Emirates’ exclusive provider of FFS for 10 years.

     Emirates-CAE Flight Training (“ECFT”) expanded its aviation training facility with the addition of three CAE FFS. As part of this expansion, Emirates bought two new FFS from CAE: a Boeing 777 and an Airbus A320, worth approximately $31 million. The third FFS, an Airbus A330/A340, is an existing device to be relocated from within CAE’s global network.

     In a number of contracts from airlines in the Asia-Pacific region with a total list-price value of $88 million, longstanding CAE customer Japan Airlines International purchased a CAE Boeing 777-200ER FFS; China Airlines International ordered an A330-200 FFS equipped with a new-generation CAE Tropos™ visual system; and China Eastern Airlines ordered an Airbus A330-200/A340-600 convertible FFS, also featuring the CAE Tropos visual system. As part of the latter contract, CAE undertook to provide a range of CAE Simfinity classroom training products and a second CAE Tropos visual system to upgrade an existing simulator owned by China Eastern. CAE agreed to provide an Airbus A320 FFS and an A320 CAE Simfinity Integrated Procedure Trainer (“IPT”) as well as a Boeing 737NG IPT to Zhuhai Flight Training Centre, a joint venture between CAE and China Southern Airlines. CAE was selected by Singapore Flying College, a subsidiary of Singapore Airlines, to deliver a Learjet 45 FFS and an IPT to its branch in Maroochydore, Australia.

     CAE won a contract to supply two Airbus A330/A340 FFS with the CAE Tropos visual systems to Etihad Airways, a new airline based in the United Arab Emirates, and a first-time customer to CAE. In addition, WestJet purchased a Boeing 737-700 FFS, also equipped with CAE Tropos. These contracts were valued at approximately $48.0 million.

     CAE was awarded a contract with a value of approximately $31.0 million, at list price, to provide Airbus with two new Airbus A330/A340 FFS scheduled for installation at Airbus’ training centre in Toulouse, France.

     As part of its last civil equipment simulator contract of fiscal 2005, CAE sold an Embraer 170 FFS featuring the CAE Tropos visual system to a third-party customer.

Training Contracts

CAE signed a 10-year services agreement with LAN Chile S.A. (“LAN”) to provide training on Boeing 737-200 and Airbus A320 FFS beginning in 2004 and on the Boeing 767-300ER FFS commencing in the last quarter of 2005. The total value of the contract, together with third-party revenues, is expected to be $40 million. Training takes place in Santiago, Chile, at LAN’s training centre, which CAE acquired for $0.9 million on April 22, 2004.

     CAE ratified a contract to train pilots of European low-fare carrier easyJet on the Airbus A320 family of aircraft for a minimum of seven years. The value of the agreement is expected to be in the range of $40 to $60 million.

     At the Farnborough air show CAE and Dassault Aviation signed a contract making CAE the exclusive provider of entitlement training–the initial training provided by the aircraft manufacturer with the purchase of an aircraft–for the all-new Falcon 7X, the first fly-by-wire business jet. Also included in this agreement was entitlement training for pilots, maintenance personnel and cabin crew. This was the first contract of this kind to be awarded to CAE by a business jet manufacturer.

     CAE signed a number of multi-year aviation training agreements for centres in North America and Europe. Sun Country Airlines and Skyway, a wholly owned subsidiary of Midwest Airlines, signed agreements for training at CAE’s North American centres. Baron Air, Italy First and TUI Airlines Belgium are among 13 airlines, many of them new customers, who signed agreements to train at CAE’s European centres. These agreements are cumulatively valued at about $15 million, based on expected training volume.

     ECFT is slated to become a Bell Associated Training Facility for Middle East-based operators of the Bell 412 helicopter, with Doha-based Gulf Helicopters, who signed a five-year exclusive agreement, as its first customer.

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CAE Training Centres

Following a number of new training contracts, CAE plans to open a civil aviation training centre in the area of London, U.K. Intended to be operational by fall 2006, the proposed centre will serve both airlines and business aircraft operators, beginning with anchor customers easyJet and Dassault.

     CAE is also in the process of building a new business aviation training centre in Morris County, New Jersey. The new centre is expected to be operational by summer 2006, when entitlement training will begin for the Falcon 7X business aircraft. Once the centre is operational, CAE’s global network will include four major business aviation training centres strategically located around the world: Morris County and Dallas, U.S., Dubai, U.A.E., and London, U.K.

FINANCIAL RESULTS

(amounts in millions, except operating margins in %)	2005	2004	2003	2002	2001

Revenue	$520.2	461.8	517.2	545.2	481.5
EBIT	$47.6	39.0	115.6	157.3	114.4
Operating margins	% 9.2	8.4	22.4	28.9	23.8
Backlog	$1,103.1	1,021.3	877.1	805.6	656.9
Capital expenditures	$111.5	81.7	212.1	216.7	72.9

Civil’s revenue amounted to $520.2 million for the year, up 13% over the prior year. Training revenue increased as result of the addition of the new CAE–Iberia training centre in Madrid, Spain (which contributed an additional 6.6% to Civil’s training revenue) and additional simulators in the Dubai training facility. Equipment and services revenue benefited from the higher order intake in the current year. Offsetting these gains is a $19.8 million negative foreign exchange impact. Excluding foreign exchange, revenue would have amounted to $540.0 million, $78.2 million above last year.

     Civil achieved EBIT growth of 22% compared to last year, to reach $47.6 million. This includes $9.8 million from additional ITC recognized in the first quarter, related to expenditures of prior years. Civil also absorbed approximately $3.4 million of non-recurring costs in the third and fourth quarter of fiscal 2005. Excluding the additional ITC benefit and other non-recurring items, Civil’s EBIT would have been $41.2 million, 6% higher than last year. Fiscal 2005 was marked with continued competitive pressure in the equipment market, further compounded by the stronger Canadian dollar which directly impacts on pricing. In training, EBIT growth significantly outpaced revenues despite the higher operating lease expenses associated with the Company’s ongoing FFS sale and leaseback program, offset by growth in training revenue. Excluding the impacts of foreign exchange Civil’s EBIT would have amounted to $55.9 million, $16.9 million above last year.

BACKLOG

Backlog for Civil consists of both equipment sales and training services. The training services portion includes revenue from customers under both long- and short-term contractual arrangements where training revenues are guaranteed or expected based on current customer requirements. CAE’s ability to complete contracted sales included in its order backlog is dependent in part on the long-term financial condition of the contracting customers.

     As at March 31, 2005, Civil’s backlog stood at $1.1 billion, $81.8 million higher than a year ago. Order intake amounted to $668.0 million for the year compared to $662.8 million last year.

OUTLOOK

Notwithstanding the issues discussed earlier in this MD&A under Reconciliation of non-recurring items, Management saw some signs that the civil aviation market was beginning to recover commencing late in calendar 2004, as traffic levels surpassed pre-9/11 levels for the first time and pilot hiring and aircraft deliveries were up over calendar 2003. However, the U.S. airline industry still lost an estimated US$5 billion in calendar 2004 and is forecast to lose money again in 2005.

     In the near term, the Asian and Middle Eastern markets are expected to drive the majority of equipment demand as these regions continue to expand faster than the more mature North American and European markets. Airlines in the latter markets, particularly the legacy carriers, are being affected by high fuel costs and weakening domestic yields, which Management expects will continue to limit their capital spending. The equipment demand in these markets will mainly be driven by the introduction of new platform types (e.g., Airbus A380, Embraer 170/190, Boeing 787) into airline fleets.

     Civil’s near-term priorities are to optimize returns on existing training investments while pacing its entry into developing growth markets. CAE’s immediate financial goals are to drive positive free cash flow and improve return on invested capital.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

MILITARY

REVIEW OF OPERATIONS

Equipment Orders

CAE was awarded a number of contracts that further solidify its presence in its various markets around the world.

     In the U.S., CAE USA was awarded a contract valued at approximately US$26 million by the US Army Program Executive Office–Simulation, Training & Instrumentation (“PEO STRI”) to manufacture an MH-60 Black Hawk Block 1 combat mission simulator (“CMS”) for the U.S. Army’s 160th Special Operations Aviation Regiment-(Airborne) (“SOAR(A)”). In addition, PEO STRI awarded CAE contracts valued at approximately US$9.5 million to provide its CAE Medallion–S™ visual system for two upgrades to combat mission simulators for the SOAR(A).

     When Lockheed Martin signed a contract to provide three KC-130J Weapon Systems Trainers (“WST”) to the US Marine Corps, the design, manufacture, and integration of these KC-130J WSTs was subcontracted to CAE USA in a contract valued at approximately US$34 million.

     The United States Navy awarded CAE USA a contract valued at US$60 million to develop three MH-60S tactical operational flight trainers and four MH-60S weapons tactics trainers. The contract includes options for more simulators of these types as well as support services that could bring the total value to more than US$75 million.

     CAE USA also won a contract, valued at US$12.5 million, to upgrade two P-3C flight simulators for the United States Navy. This contract includes options to upgrade four more simulators, which are expected to be exercised in 2006 and 2007 and could bring the total contract value to approximately US$23 million.

     CAE USA was also awarded contract options for the C-130J Maintenance and Aircrew Training System program as well as the C-130 Aircrew Training System program.

     In Europe, the Royal Netherlands Navy selected CAE to perform a $9 million upgrade of the Lynx helicopter full-mission flight trainer at Naval Air Station de Kooy in Den Helder, The Netherlands. CAE will add new radar and communications systems to the simulator, as well as enhance a range of other helicopter systems. Furthermore, the German Armed Forces awarded CAE a contract of approximately $33 million for on-site maintenance and support services, as well as various upgrades and modifications to flight simulation equipment. CAE also signed a subcontract with Lockheed Martin valued at $13.4 million to perform upgrades on the U.K. Royal Navy Merlin Training System.

     In line with its strategy to expand its products offering, CAE introduced a suite of CAE Simfinity integrated training solutions for the C-130 aircraft at the 2004 Airlift/Tanker Association Convention. Designed for both aircrew and maintenance training programs, CAE Simfinity integrated training solutions are based on the same high fidelity simulation software found on CAE’s full-mission simulators.

Training & Services

Eurofighter Simulation Systems GmbH awarded a contract to CAE to provide a range of engineering and on-site support services for the visual systems on the Eurofighter Aircrew Synthetic Training Aids program. The contract is valued at approximately $30 million over five years.

     CAE-led Landmark Training Ltd. was selected as the intended preferred bidder for the British Army’s Armoured Vehicles Training Services (“AVTS”) program. The program, valued at approximately £1.0 billion over 30 years, is a private finance initiative (“PFI”) designed to provide turnkey driver, gunnery and command information systems training to crews of armoured fighting vehicles. Landmark Training Ltd. is owned 65% by CAE, 25% by AgustaWestland, the Anglo-Italian helicopter company owned by Italy’s Finmeccanica, and 10% by Interserve Plc.

     In another PFI, the German government awarded a contract to Helicopter Flight Training Services GmbH (“HFTS”) to provide NH90 helicopter training to the German Armed Forces. HFTS was founded by an industrial consortium consisting of CAE, Eurocopter, Rheinmetall Defence Electronics and Thales, each owning a 25% share. HFTS will design, build, and operate three NH90 training centres in Germany. The total contract signed by HFTS is valued at €488.0 million, of which CAE’s share is €122.0 million.

FINANCIAL RESULTS

(amounts in millions, except operating margins in %)	2005	2004	2003	2002	2001

Revenue	$466.0	476.6	459.6	465.5	338.8
EBIT	$47.2	51.6	78.8	66.6	26.4
Operating margins	% 10.1	10.8	17.1	14.3	7.8
Backlog	$1,401.6	1,271.1	1,258.6	1,393.7	988.9
Capital expenditures	$6.5	5.1	12.1	14.1	1.8

Military’s revenue amounted to $466.0 million, a decrease of $10.6 million from last year. The majority of the decrease ($8.3 million) is due to a negative foreign exchange impact together with delays in contractual awards. Excluding this impact revenue would have amounted to $474.3 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

EBIT amounted to $47.2 million, a decrease of $4.4 million compared to the same period last year. The shortfall compared to the previous year was mainly attributable to higher costs to complete certain programs, particularly in the first quarter, together with the absorption of approximately $4.3 million of non-recurring costs in the third and fourth quarter and the negative foreign exchange impacts of approximately $1.2 million. This was partially offset by lower selling and marketing expenses, as well as $4.4 million of additional ITC recognition in the first quarter of fiscal 2005. Military’s cumulative EBIT, excluding the impact of additional ITC and other one-time items, would have amounted to $47.1 million, $4.5 million lower than a year ago.

BACKLOG

As at March 31, 2005, Military’s backlog stood at $1.4 billion, $130.5 million higher than a year ago. Military’s total order book for the year stands at a record $681.4 million compared to $506.7 million last year, an increase of 34%. Successes in Europe with the award of the German NH90 PFI program and in the U.S. market where Military has more than doubled its order intake over the last two years have contributed strongly to CAE’s success and underlined the criticality of local presence. Military’s backlog is strong and contains a well-balanced mix of near-term equipment delivery contracts and long-term training service contracts which provide predictable and growing cash flow.

OUTLOOK

Military experienced solid order intake ($127 million) in the last quarter of fiscal 2005 with more than 75% of orders coming from its CAE USA operation, including additional orders from the U.S. Special Operations Forces. As well, CAE USA achieved significant new business in the past year with a new customer- the U.S. Navy. CAE is well-positioned as the Navy’s provider of training solutions for the MH-60S helicopter, which should also lend credibility to CAE’s pursuit of future U.S. Navy helicopter training opportunities.

     Looking forward to next fiscal year, Military is expecting continued solid and well-balanced order intake. The first quarter is expected to bring training support services orders in Canada and a range of equipment orders in the U.S. Military will also continue to strengthen its position as a training system integrator to governments and a key lead systems integrator. In this vein, CAE-led Landmark Training Ltd. is actively engaged in the negotiations to achieve preferred bidder status for the British Army’s AVTS program.

     Military’s focus is continued growth in its core market and pursuit of growth opportunities where it can leverage its technology leadership. The recent creation of CAE Professional Services, a line of business integrated with Military, focused on modelling and simulation and homeland defence is a concrete example of CAE’s adaptation to the changing nature of warfare. These fast-growing domains, fuelled with new sources of funding, rely heavily on the application of the same simulation and modelling technology which has been a hallmark for CAE. Military has experienced successes in these areas this year, with nearly $30 million in orders and intends to grow its Professional Services capabilities at a rapid pace and in a well-focused manner throughout the next year.

     With a keen attention to customers’ satisfaction, CAE remains focused on program execution and best-in-class technology which indeed have been the driving force behind Military’s growing backlog and winning new business. Through well-targeted R&D plans, Military is committed to technology leadership and helping CAE’s customers address their security needs in dealing with terrorism and conflict situations requiring a new breed of mission rehearsal and training solutions.

BUSINESS SEGMENTS: GOING FORWARD

As described in Business Profile and Strategies, starting in fiscal 2006 CAE will provide results on a newly segmented basis. This will enable stakeholders to properly assess the operational performance, financial condition and prospects of each of the Company’s three business groups: Civil Training & Services, Military Simulation & Training, and Simulation Products.

ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES

The Company’s strategy with respect to acquisitions and dispositions is to re-align itself by divesting its non-core businesses and to focus on its two key market segments: Civil and Military. Civil training centre acquisitions enable the Company to expand its training facility network. Military acquisitions have allowed the Company to continue to expand its product offerings in the area of modelling and simulation.

MARINE CONTROLS

In the second quarter of fiscal 2005, the Board of Directors approved a plan to divest its Marine business. The plan was consistent with the Company’s strategic process of focusing on its core competency-the development and use of simulation and modelling technology to provide training solutions. On February 3, 2005, CAE completed with L-3 the sale of the substantial components of its Marine Controls segment for cash consideration of $238.6 million. This amount is subject to completion of a net working capital audit of the Marine Controls segment. CAE does not believe this provision will result in a material adjustment to the cash consideration received. In accordance with the purchase agreement, L-3 will also acquire two other components of the Marine Controls segment, including the assumption of the CAE’s guarantee of $53.0 million (£23.0 million) of project finance related debt for the U.K. Astute Class submarine training program. The sale of these components is subject to regulatory approvals and expected to be completed during fiscal 2006. The expected proceeds on the sale of these components are nominal.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The results of Marine have been reported as discontinued operations and previously reported statements have been reclassified. Interest expense relating to debt not directly attributable to the continuing operations and expected to be paid with the proceeds of the sale of the Marine business has been allocated to the discontinued operations based on their share of net assets. This transaction resulted in a gain of $103.9 million, net of taxes of $25.1 million.

     For the 10-month period starting on April 1, 2004 and ending at the closing of the transaction, Marine’s revenues amounted to $109.6 million compared to $154.8 million for the 12-month period ended March 31, 2004. Apart from the difference in the number of days between this year and last year the decline is primarily due to continuing customer delays, which consequently led to delays in recognition of revenues as well as lower volume from some of Marine’s larger programs.

     Net earnings for the divested Marine business, excluding the gain on sale, amounted to $5.5 million, $14.5 million lower than the same period last year due to the same reasons as mentioned above.

SERVICIOS DE INSTRUCTION DE VUELO, S.L.

In February 2004, CAE and Iberia Lineas Aereas de Espana, SA (“Iberia”) agreed to combine their aviation training operations in Spain after receiving regulatory clearance from the Spanish authorities to commence operations, under an agreement entered in October 2003.

     On May 27, 2004, in connection with the financing of the combined operation, CAE Servicios Globales de Instruccion de Vuelo (Espana), S.L. (“SGIV”), a wholly owned subsidiary of CAE, and Iberia contributed the net assets of their respective training centre facilities to Servicios de Instruccion de Vuelo, S.L. (“SIV”), with SGIV obtaining ownership of 80% of SIV. SIV financed the acquisition of the assets from SGIV and Iberia through an asset-backed financing transaction (refer to Note 11 of the consolidated financial statements). As part of this transaction, should the October 2003 agreement be terminated, SGIV and Iberia will be obliged to repurchase the assets they contributed, in proportion to the fair market value of the assets, for a total amount equal to the outstanding balance under the financing transaction.

GREENLEY & ASSOCIATES INC.

On November 30, 2004, the Company acquired all the issued and outstanding shares of Greenley & Associates Inc. (“G&A”), now known as CAE Professional Services, which provides services in the areas of project management, human factors, modelling and simulation. Total consideration for this acquisition was $4.4 million payable in equivalent common shares issued by CAE in four instalments as follows: 424,628 shares (representing $2.0 million) at the closing date, $0.8 million on November 30, 2005, $0.8 million on November 30, 2006 and 169,851 shares (representing $0.8 million) to be issued on November 30, 2007. The number of shares issued (to be issued) to satisfy the first and the fourth payments was calculated based on the average closing share price of CAE common shares on the Toronto Stock Exchange (“TSX”) for the 20-day period ending two days prior to November 30, 2004. The number of shares to be issued to satisfy the second and third payments will be based on the average closing share price of CAE common shares on the TSX for the 20-day period ending two days before their respective date of issuance. The purchase price is subject to an adjustment based on performance of the business for the 12-month period following the acquisition. Any changes in the total consideration will be accounted for as a change in goodwill.

FLIGHT TRAINING CENTRE CHILE S.A.

On April 22, 2004, the Company acquired from LAN Chile S.A. all the issued and outstanding shares of Flight Training Centre Chile S.A. (“FTC Chile”) located in Santiago, Chile, for a total cash consideration of $0.9 million (US$0.7 million). This acquisition expands the Company’s pilot-training operations into the growing South American market.

     These acquisitions and business combinations were accounted for using the purchase method and operating results have been included from their respective acquisition date (Refer to Note 2 of the consolidated financial statements).

LIQUIDITY

The Company’s financing needs are met through internally generated cash flow, available funds under credit facilities, and direct access to capital markets for additional long-term capital resources. CAE considers that its present and expected capital resources and current credit facilities will enable it to meet all its current and expected financial requirements for the foreseeable future.

     The Company plans to generate sufficient cash from operating activities in fiscal 2006 to pay for capital expenditures and dividends. CAE also expects to be able to repay contractual obligations maturing in 2006 and future years through cash on hand, cash generated from operations or by issuing new debt.

     During the final quarter of fiscal 2005, the Company disposed of it’s Marine segment for US$196.8 million. The proceeds of disposal were used to substantially reduce the borrowings under the revolving credit facilities as well as project financing related to its Brazil Training Centre.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

SOURCES OF LIQUIDITY

CAE maintains committed bank lines at floating rates, each provided by a syndicate of lenders. These credit facilities permit the Company and certain designated subsidiaries to borrow funds directly for operating and general corporate purposes. The total available amount of committed bank lines at March 31, 2005, was $580.3 million, of which 5% ($30.4 million) was utilized. As at March 31, 2004, the total available was $619.8 million, of which 49% ($305.3 million) was utilized. The decrease of total availability results from the fact that the committed lines are denominated in U.S. dollars and Euros and thus the appreciation of the Canadian dollar against these currencies has created a reduction in availability in Canadian dollar equivalent. The decrease in total utilization was mainly due to the repayment of debt subsequent to the disposal of the Marine business.

     In connection with the impairment charge taken during the third quarter of fiscal 2005, CAE obtained amendments to certain definitions related to financial covenants from both its banking syndicate, with respect to the unsecured revolving credit facilities, and its senior note holders. These amendments resulted in the Company being compliant with the financial covenants associated with each agreement. As at March 31, 2005 CAE is in full compliance with its financial covenants.

     CAE also has the ability to borrow under non-committed operating lines in various currencies for up to $31.0 million, of which $11.2 million was drawn as at March 31, 2005.

     As at March 31, 2005, CAE had long-term debt totalling $342.9 million. This compared to long-term debt of $584.3 million as at March 31, 2004. As at March 31, 2005, the short-term portion of the long-term debt was $35.3 million compared to $8.8 million as at March 31, 2004. The increase in the short-term portion results mainly from the classification of a June 2005 maturity of a $20 million senior notes. The decrease of total debt results from repayments of borrowings under the revolving credit facilities and the Brazil Training Centre debt offset by an increase in debt assumed for the CAE-Iberia training centre and additional debt due to the consolidation of previously treated off-balance sheet debt, subsequent to the implementation of AcG-15. Refer to Variable Interest Entities for further information.

     Under an agreement dated March 24, 2005, the Company has the possibility to sell third party receivables on a non-recourse basis to a financial institution for an amount of up to $25.0 million. Under the terms of the agreement, the Company will continue to act as collection agent. A: at March 31, 2005, $16.5 million of specific accounts receivable were sold to the financial institution pursuant to this agreement. Net proceeds of the sale were used to repay borrowings under the Company’s committed credit facilities.

DIVIDENDS

During fiscal 2005, the Board of Directors took the decision to reduce the quarterly dividend to $0.01, conserving $20 million of cash annually. With the current dividend policy and with the 248.1 million common shares outstanding as at March 31, 2005, CAE expects to pay annual dividends of approximately $10 million.

CONTRACTUAL OBLIGATIONS

In the normal course of business, CAE enters into certain contractual obligations and commercial commitments, such as debentures and notes, letters of credit and others. The table below provides a summary of the Company’s contractual obligations of the various components and maturities of the Company’s long-term debt for the year ended March 31, 2005.

CONTRACTUAL OBLIGATIONS

(amounts in millions)	2006	2007	2008	2009	2010	thereafter	total

Long-term debt	32.8	43.8	46.5	21.7	84.2	94.6	323.6
Capital lease	2.5	1.9	1.3	0.2	0.1	13.3	19.3
Operating leases	80.8	84.8	72.7	59.4	55.4	361.5	714.6
Purchase obligations	12.8	10.0	11.4	11.9	11.3	67.0	124.4
Other long-term obligations	4.3	3.4	2.2	2.2	2.1	2.5	16.7

Total	133.2	143.9	134.1	95.4	153.1	538.9	1,198.6

The long-term debt includes $30.4 million drawn under CAE’s committed credit facilities maturing in fiscal 2007. The Company has begun work on the renegotiations of the facilities on a similar basis, and intends to complete this in the course of fiscal 2006. The total availability of the committed credit facilities is equal to $580.3 million.

     Rental expense related to operating leases was $94.0 million in fiscal 2005 compared to $92.5 million in fiscal 2004. The sale and leaseback of certain FFS installed in the Company’s global network of training centres accounted for $42.7 million of the total rental expense.

     Other purchase obligations are related to agreements to purchase goods or services that are enforceable and legally binding on CAE and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Principally, the purchase obligations are related to agreements with subcontractors to provide services in the context of long-term contracts with the Company’s clients.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Other long-term obligations include a total of $10.3 million of repayments under various government assistance programs.

     As at March 31, 2005 CAE had other long-term liabilities that were not included in the table above. They consisted of some accrued pension liabilities, deferred revenue and gains on assets and various other long-term liabilities. Cash obligations of accrued employee pension liability depend on various elements such as market returns, actuarial losses and gains and interest rate.

     CAE did not include future income tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available to reduce income tax liabilities.

COMMITMENTS

CAE’s commitments for capital expenditures include investments to add new facilities to its training centre network in order to meet customer demand. R&D expenditures are incurred to provide new products to the marketplace, as alternative ways of training are developed and different types of training equipment are needed for our clients training needs.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

In the normal course of business, CAE issued letters of credit and performance guarantees for a total amount of $73.3 million at March 31, 2005, compared to $168.6 million at March 31, 2004. The reduction results mainly from the expiry of advance payment guarantees related to the completion of one major project ($36.9 million) and many smaller projects, as well as the reduction of guarantees issued in support of the project financing for the Brazil training centre ($37.0 million).

SALE AND LEASEBACK TRANSACTIONS

A key element of CAE’s finance strategy to support the investment in its Civil training business is the sale and leaseback of certain FFS installed in the Company’s global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after the FFS has achieved certification by regulatory authorities (i.e., the FFS is installed and is available to customers for training). Prior to completing a sale and leaseback transaction, CAE records the cost to manufacture the simulator as a capital expenditure, which is included as a fixed asset on the Company’s balance sheet. On the execution of a sale and leaseback transaction, CAE records the transaction as a disposal of a fixed asset. The cash proceeds received on the disposal approximate the fair market value of the FFS. The difference between the proceeds received and CAE’s cost to manufacture (approximately the margin that CAE would record if it had a completed FFS sale to a third party) is recorded under deferred gains and other long-term liabilities and is then amortized over the term of the sale and leaseback transaction as a reduction of rental expense, net of the guaranteed residual value where appropriate. At the end of the term of the sale and leaseback transaction, the guaranteed residual value is taken into income should no reduction occur in the value of the underlying FFS.

     During fiscal 2005 CAE sold and leased back three FFS for net proceeds of $43.8 million. The following is a summary as at March 31, 2005 of the existing sale and leaseback transactions for FFS’ currently in service in Civil’s training locations, accounted for as operating leases on CAE’s financial statements.

EXISTING FULL-FLIGHT SIMULATORS UNDER SALE AND LEASEBACK

		number of		initial	imputed	unamortized	residual
	fiscal	simulators	lease	term	interest	deferred	value
(amounts in millions, unless otherwise noted)	year	(units)	obligation	(years)	rate	gain	guarantee

SimuFlite	2002 to 2005	14	$211.4	10 to 20	5.5% to 6.7%	$13.1	$—
Toronto training centre	2002	2	42.7	21	6.4%	16.2	9.2
Air Canada training centre	2000	2	33.1	20	7.6%	14.9	8.3
Denver/Dallas training centres	2003	5	86.9	20	5.0%	30.9	—
China Southern joint venture[1]	2003	5	22.7	15	3.0%	—	—
Others	—	7	26.3	3 to 10	2.9% to 10.1%	15.6	15.6

		35	$423.1			$90.7	$33.1

Annual Lease Payments (upcoming 12 months)			$38.7

1	Joint venture in which CAE has a 49% interest.

Future minimum lease payments for such arrangements, amounting to $423.1 million as at March 31, 2005, are included in Note 20 “Operating Lease Commitments” to the consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-RECOURSE PROJECT FINANCING

During 1997, the Company arranged project financing for the Medium Support Helicopter (“MSH”) program it entered into with to the U.K. Ministry of Defence. The contract was awarded to a consortium, CAE Aircrew Training Services Plc (“Aircrew”). The capital value of the assets supplied by Aircrew, is in excess of $200 million. The entity that owns the assets operated by the training centre is CVS Leasing Ltd. (in which CAE has a 14% interest). CAE manufactured and sold the simulators to CVS Leasing Ltd., and CVS Leasing Ltd. then leased this equipment to Aircrew for the full term of the MSH contract. As Aircrew is majority-controlled by CAE, its financial statements are consolidated in the Company’s results. Future minimum lease payments associated with the simulators leased to Aircrew amount to approximately $187 million as at March 31, 2005, and are included in the amount disclosed in Note 20 “Operating Lease Commitments” of the consolidated financial statements as well as in the operating leases presented as contractual obligations in the liquidity section herein.

FINANCIAL INSTRUMENTS

The Company enters into forward, swap and option contracts to manage its exposures to fluctuations in foreign exchange rates, interest rates, and changes in share price. CAE assesses on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. CAE deals only with sound counter parties in executing any of its derivative financial instruments.

     CAE employs foreign exchange forward contracts to manage exposures created when sales are made in foreign currencies. The amount and timing of the maturity of these forward contracts varies according to a number of project-related factors, including milestone billings and the use of foreign materials and/or subcontractors. As at March 31, 2005, CAE had $305.0 million Canadian equivalent in forward contracts compared to $181.4 million Canadian dollar equivalent in forward contracts as at March 31, 2004. The increase is mainly due to additional hedging due to hedging of most of the new contracts signed during the last fiscal year.

     CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt at a desirable level. The mix of fixed rate versus floating rate debt on its long-term debt was 70% versus 30%, respectively, as at March 31, 2005. The variation in the mix since March 31, 2004, when it stood at 40% versus 60%, respectively, is due mainly to the decrease in borrowing under the revolving credit facility, which was mostly all, except for $35.0 million, on a floating rate basis. CAE had interest rate swaps converting mostly floating rate long-term debt into fixed rate long-term debt totalling $65.8 million, as at March 31, 2005, compared to $114.6 million as at March 31, 2004. The difference resulted from the termination of a floating to fixed swap as a result of the reduction in floating rate borrowings and partly from the lower amount of Canadian equivalent of the foreign denominated swaps due to the appreciation of the Canadian dollar.

     As well, CAE reduced its exposure to the fluctuation in its share price, which impacts the cost of the management compensation deferred share unit (“DSU”) programs. As at March 31, 2005, the hedging contract covered 600,000 shares of the Company, compared to 700,000 shares as at March 31, 2004. During fiscal 2005, the amount had been increased to 800,000 and subsequently reduced to the year-end position of 600,000 in order to reflect the variation in the amount of DSUs outstanding.

BUSINESS RISKS AND UNCERTAINTIES

CAE operates in different industry segments that involve various risk factors and uncertainties, which are carefully considered in the Company’s Management policies. The risk factors and uncertainties stated below may impact the implementation of CAE’s strategy.

EXECUTION OF THE RESTRUCTURING

CAE’s future success depends in part on the ability of its current management team to timely deploy the restructuring plan described in Restructuring Charges.

PRODUCT RELIABILITY

CAE’s success in civil aviation and military markets depends fundamentally on the reliability of its products, the quality of its services and its ability to adapt, in a timely manner, to changing customer needs and industry standards. The Company operates in different industry segments and global markets that involve various risk factors and uncertainties, including worldwide economic and political trends and developments.

CIVIL AVIATION INDUSTRY

CAE operates in the civil simulation equipment and training services markets, both of which are heavily dependent on demand for air transportation and the financial condition of commercial airlines. The major airline bankruptcies in Europe, the U.S., Canada and other CAE markets pose risks to CAE as an unsecured vendor and/or service provider to these and other potentially insolvent customers. Demand for simulation equipment tends to follow the trend established in the commercial airline industry, particularly the delivery of new aircraft. Any reduced demand may in turn lead to reduced production levels, which impacts margins negatively. The utilization of CAE’s installed base of simulators in its training network depends on the extent to which simulated aircraft types match the configuration of in-use aircraft, as well as on the overall level of commercial air traffic.

     CAE must comply with rules imposed by regulatory authorities that may change without notice, resulting in potential disruptions to sales and operations. The sale or licensing of virtually all of CAE’s products is subject to various regulatory controls that change with some frequency.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

LEVEL OF GOVERNMENT EXPENDITURES

CAE’s Military business depends heavily on government programs and contracts that ultimately reflect the level of government expenditures directed towards national defence budgets (particularly capital equipment programs), the priority of various programs within defence budgets and in certain instances, the maintenance of government programs supporting R&D. Programs may be only partially funded pending future appropriations and may contain provisions permitting termination at the government’s convenience, in whole or in part, without prior notice, upon payment of limited compensation. Government-funded military programs are also heavily regulated, and the regulation of certain government purchasing agencies limit the range of reimbursable costs in fixed-price contracts, including most financing costs and the amortization of various intangible assets.

CANADIAN DOLLAR

Fluctuations in the value of the Canadian dollar relative to foreign currencies could result in currency exchange gains and losses. Current hedging activities may not be successful.

COMPETITION

CAE operates in intensely competitive markets. Some of its competitors, particularly in military markets, possess substantially greater resources, well-established relationships with various procuring organizations and a greater in-country presence that may give them an advantage in winning contracts. Some competitors may benefit more, or suffer less, than CAE from currency fluctuations.

LENGTH OF SALES CYCLE

CAE’s often lengthy and unpredictable sales cycle could result in volatility in its operating results. The Company must invest significant amounts of time and resources educating and informing potential customers about the benefits of products and services (particularly government agencies with lengthy internal budgeting approval and competitive evaluation processes), with no guarantee of compensatory revenue.

TECHNOLOGY

CAE’s business could be harmed if its products do not successfully integrate or operate with other sophisticated and continually evolving software, computing and communications systems. If CAE experiences difficulties or does not meet project milestones in a timely manner, the Company could be obligated to devote more engineering and other resources to a particular project than originally anticipated. While CAE believes it has recorded adequate provisions for losses on fixed-price contracts, obligations under fixed-price and long-term supply contracts could subject the Company to contract losses in excess of provisions.

FINANCIAL CONDITION OF CUSTOMERS

CAE’s ability to complete contracted sales included in its order backlog is dependent on the long-term financial condition of the contracting customers. In addition, approximately 60% of the backlog is comprised of long-term contracts where revenues are guaranteed or expected, based on current customer requirements. The contracting customer may terminate these contracts, unilaterally, if it desires.

PROTECTION OF INTELLECTUAL PROPERTY

CAE’s ability to protect its intellectual property is limited and unauthorized parties may be able to use CAE’s technology or products in ways that weaken CAE’s competitive position. Reliance on the intellectual property of others, including data concerning the functions, design and performance characteristics of a product or system in the process of being simulated, could prevent or delay performance. Future litigation related to the defence of CAE’s intellectual property rights or involving infringement claims brought against CAE or a customer could be lengthy and costly, with no assurance of success.

DOING BUSINESS IN FOREIGN COUNTRIES

CAE is subject to the risks of doing business in foreign countries, including: changes to laws and regulations in host countries; the cost and complexity of using foreign representatives and consultants; the imposition of tariffs, embargoes, controls and other restrictions impeding the free flow of goods, information and capital; the difficulties of managing and operating an enterprise and complying with laws in multiple jurisdictions; and general changes in economic and geopolitical conditions.

ENVIRONMENTAL LAWS AND REGULATIONS

CAE may be subject to liabilities imposed by new environmental laws and regulations or contractual indemnities; product liability and warranty claims or liabilities arising out of accidents or disasters involving aircraft or power plants for which CAE has provided training products or services. CAE cannot be certain that existing insurance coverage, if applicable to any such claims, will be sufficient to cover one or more substantial claims.

KEY PERSONNEL

CAE’s continued success will depend in part on the ability to retain and attract key personnel with the relevant skills, expertise and experience. The Company applies a compensation policy designed to mitigate this risk.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENTS DISCLOSURE

SIGNIFICANT CHANGES IN ACCOUNTING STANDARDS-FISCAL 2003 TO FISCAL 2005

Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”)

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

On January 1, 2005, the Company adopted AcG-15 Consolidation of Variable Interest Entities on a retroactive basis without restatement of prior periods. AcG-15 provides a framework for identifying variable interest entities (“VIEs”) and determining when an entity should include the assets, liabilities and results of operations of a VIE in its consolidated financial statements.

     In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

     AcG-15 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is exposed to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party is exposed to a majority of the VIE’s losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and non-controlling interests at fair value at the date the enterprise became the primary beneficiary. However, for variable interest entities created prior to the initial adoption of AcG-15, the assets, liabilities and non-controlling interest of these entities must be initially consolidated as if the entities were always consolidated based on majority voting interest. AcG-15 also requires disclosures about VIEs that the variable interest holder is not required to consolidate, but in which it has a significant variable interest.

     The adoption of AcG-15 on January 1, 2005 resulted in an increase in total assets, total liability, and retained earnings of $46.4 million, $43.2 million, and $3.3 million, respectively and a decrease in the currency translation adjustment of $0.1 million.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

On April 1, 2004, the Company adopted CICA Handbook Section 1100 Generally Accepted Accounting Principles and Section 1400 General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources, and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying GAAP hierarchy. Section 1400 clarifies what is fair presentation in accordance with GAAP and provides general guidance on financial presentation. The adoption of these standards did not have any material effect on the Company’s consolidated financial statements.

HEDGING RELATIONSHIPS

Effective April 1, 2004, the Company adopted prospectively AcG-13 Hedging Relationships and EIC-128 Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. This guideline addresses identification, designation, documentation and effectiveness of hedging relationship for the purpose of applying hedge accounting, and the discontinuance of hedge accounting. Under this guideline, complete documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. The adoption of this guideline did not have a material impact on the Company’s financial statements.

EMPLOYEE FUTURE BENEFITS

Effective April 1, 2004, CAE adopted the CICA Handbook Section 3461 Disclosure Requirements Employee-Future Benefits. The new required disclosures include items such as a narrative description of each type of plan, the measurement date of the plan asset and liability, the effective date of the last actuarial evaluation and the detail of the plan asset by major category.

STOCK-BASED COMPENSATION

Effective April 1, 2003, CAE commenced prospectively expensing its stock-based compensation using the fair value method, as prescribed by CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments. Since that date, the compensation cost for the Company’s stock options has been recognized in net earnings, with a corresponding credit to contributed surplus (refer to Note 13 of the consolidated financial statements).

IMPAIRMENT OF LONG-LIVED ASSETS

Effective April 1, 2003, the Company adopted CICA Handbook Section 3063 Impairment of Long-Lived Assets which requires the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. It replaces the impairment provision in Section 3061 Property, Plant and Equipment. In the third quarter of 2005, the Company proceeded with a write-down of $78.4 million on its Long-Lived Assets (refer to Impairment of goodwill, intangible and tangible assets and to Note 4 of the consolidated financial statements).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

Effective April 1, 2003, the Company adopted CICA Handbook Section 3475 Disposal of Long-Lived Assets and Discontinued Operations, which provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in Section 3061 Property, Plant and Equipment, and supersedes the former Section 3475 Discontinued operations. Under this section, an asset classified as held for sale is measured at the lower of its carrying amount or fair value less disposal costs, and is not depreciated while classified as held for sale.

DISCLOSURE OF GUARANTEES

Effective March 31, 2003, the Company adopted AcG-14 Disclosure of Guarantees, which requires disclosure of information concerning certain types of guarantees that may require payments, contingent on specified types of future events (refer to Note 14 of the consolidated financial statements).

SEVERANCE, TERMINATION BENEFITS AND COSTS ASSOCIATED WITH EXIT AND DISPOSAL ACTIVITIES

Effective April 1, 2003, the Company prospectively adopted the new EIC-134 Accounting for Severance and Termination Benefits and EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) relating to exit or disposal activities after March 31, 2003. These abstracts provide guidance on the timing of recognition and measurement of liabilities as well as disclosures for the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement and costs associated with an exit or disposal activity. Under this new guidance, liabilities for these costs are to be recognized in the period when they are incurred and measured at their fair value. CAE applied these guidelines in EIC-134 for severance and other costs (as described in Note 24 of the consolidated financial statements).

REVENUE RECOGNITION

In December 2003, the Emerging Issues Committee issued EIC-141 Revenue Recognition, summarizing the principles set forth in Staff Accounting Bulletin 101 (“SAB 101”) of the United States Securities and Exchange Commission and providing general interpretive guidance on the application of revenue recognition accounting principles. These recommendations were effective for CAE’s fiscal year beginning April 1, 2004. The adoption of this abstract did not have any material effect on CAE’s consolidated financial statements.

REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES

Also in December 2003, EIC-142 Revenue Arrangements with Multiple Deliverables was issued. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which multiple revenue-generating activities will be performed. These recommendations were effective for CAE’s fiscal year beginning April 1,2004. The adoption of this abstract did not have any material effect on CAE’s consolidated financial statements.

FUTURE CHANGES IN ACCOUNTING STANDARDS

FINANCIAL INSTRUMENTS-RECOGNITION AND MEASUREMENT, HEDGES AND COMPREHENSIVE INCOME

In January 2005 the ASB issued three new standards dealing with financial instruments; (i) Financial Instruments-Recognition and Measurement; (ii) Hedges; and (iii) Comprehensive Income. The new standards are based on the US FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and on the International Accounting Standards (“IAS”) Board’s new standard, IAS 39, Financial Instruments-Recognition and Measurement. These requirements will be applicable for CAE in the first quarter of fiscal 2007. The Company is currently evaluating the impact of these new Handbook Sections on its financial statements.

     The Handbook Section 3855 Financial Instruments, Recognition and Measurement prescribes when a financial instrument is to be recognized on the balance sheet and the measurement method used, fair value or cost-based. It also specifies how financial instrument gains and losses are to be presented.

     The new Handbook Section 3865 Hedges allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation. For a fair value hedge, the gain or loss attributable to the hedged risk is recognized in net income in the period of change together with the offsetting loss or gain on the hedged item attributable to the hedged risk. The carrying amount of the hedged item is adjusted for the hedged risk. For a cash flow hedge or for a hedge of a net investment in a self-sustaining foreign operation, the effective portion of the hedging item’s gain or loss is initially reported in other comprehensive income and subsequently reclassified to net income when the hedged item affects net income.

     The ASB has issued new Handbook Section 1530 Comprehensive Income, and amended, Section 3250 Surplus to be renamed Section 3251 Equity. These standards require that an enterprise present comprehensive income and its components, as well as net income in its financial statements; and that an enterprise present separately changes in equity during the period, as well as components of equity at the end of the period, including comprehensive income.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires CAE’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period reported. On an ongoing basis, Management reviews its estimates, particularly as they relate to accounting for long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. Significant changes in estimates and/or assumptions could result in impairment of certain assets. Actual results could differ from those estimates.

     CAE’s critical accounting policies are those that it believes are the most important in determining its financial condition and results, and require significant subjective judgment by Management. See Note 1 of the consolidated financial statements for a description of the Company’s accounting policies. The Company considers an accounting estimate to be critical if the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have been reasonably used or if changes in the estimate that would have a material impact on CAE’s financial condition or results of operations are likely to occur from period to period.

     A summary of the Company’s significant accounting policies, including the critical accounting policies discussed below, is set out in the notes to the consolidated financial statements.

REVENUE RECOGNITION

Revenue from long-term contracts for the design, engineering and manufacturing of FFS is recognized, when recovery is reasonably certain, using the percentage-of-completion method. Revenue and earnings are recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date, relative to the estimated total costs to complete the contract. Accounts receivable, unbilled receivables and deposit on contract are recorded based on the payment schedule for such contracts, the terms of long-term contracts provide for progress billings based on completion of certain phases of work. Warranty provisions are recorded at the time revenue is recognized, based on past experience. Post-delivery customer support is billed separately and revenue is generally recognized over the support period.

     The Company conducts quarterly reviews of its total estimated costs on long-term contracts. The effect of any revision is accounted for by way of a cumulative catch-up in the period in which the revision takes place. Losses on contracts, if any, are recognized fully when first anticipated.

     For Military, full-flight mission simulators are more complex and the time to design and manufacture is at least two years. There are fewer repeat orders and the level of non-recurring cost in each simulator could be significant, making the predictability of total costs more difficult when compared to a Civil FFS.

     With the focus of the Civil business on training, the number and amount of long-term contracts is down considerably from prior years. The cost of a FFS is very predictable particularly for repeat or common simulator types such as an A320 or B737. No revenue is recorded for FFS built for CAE’s own training centres. The cost is reflected as a capital expenditure. Revenue derived from training is recorded when the training event occurs.

INCOME TAXES

The Company uses the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities. This method also requires the recognition of future tax benefits such as net operating loss carry-forwards to the extent that realization of such benefits is more likely than not. Future tax assets and liabilities are measured by applying enacted or substantively enacted rates and laws at the date of the financial statements for the year for which the temporary differences are expected to reverse. CAE does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

     A valuation allowance is recognized to the extent that, in the opinion of Management, it is more likely than not that the future income tax assets will not be realized (Refer to Note 15 of the consolidated financial statements).

     CAE is subject to examination by the taxation authorities in various jurisdictions. The Company provides for potential tax liabilities based on Management’s best estimates. Differences between these estimates and the ultimate amounts of tax liabilities are recorded in earnings at the time they can be determined.

VALUATION OF GOODWILL AND INTANGIBLE ASSETS

Goodwill is no longer amortized, but instead tested for impairment, at least annually or more frequently if events or changes in circumstances indicate that it might be impaired.

     The impairment test consists of a comparison of the fair value of the Company’s reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds the fair value, the Company compares, in a second step, the fair value of goodwill related to the reporting unit to its carrying value and recognizes an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more generally accepted valuation techniques.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company performs the annual review of goodwill as at December 31 of each year, and based on the impairment test performed as at December 31, 2004, CAE concluded that a goodwill impairment charge was required (refer to Note 4 of the consolidated financial statements).

     CAE accounts for its business combinations under the purchase method of accounting, which requires that the total cost of an acquisition be allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires that the Company identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash flows, discount rates and asset lives. These determinations subsequently affect the amount of amortization expense to be recognized in future periods, over the intangible assets’ estimated useful lives.

DEFERRED DEVELOPMENT COSTS

Where CAE intends to produce or market a product under development that is clearly defined, has identifiable costs, is technically feasible, and has a clearly defined market or use, and the Company expects to have the financial resources to complete the project, the costs associated with the project are deferred (as per CICA Handbook Section 3450 Research and Development Costs) to the extent their recovery through future sales or use of the product is reasonably assured. This requires CAE to make judgments about the likelihood of recovery of the costs or assets if deferred. If the Company determines that recovery of the costs through future sales or use is no longer likely, deferred costs are charged against earnings in the period in which it becomes likely that the costs will not be recovered. Once the project is complete, CAE amortizes the deferred costs by reference to sales or use of the product over a period not to exceed five years (refer to Note 10 of the consolidated financial statements).

PRE-OPERATING COSTS

The Company defers costs incurred during the pre-operating period for all new training centres. Pre-operating costs are incremental in nature and are considered by Management to be recoverable from the future operations of the new training centre. Capitalization ceases at the opening of the training centre. Amortization of the deferred pre-operating costs is taken over five years in respect to civil training operations.

DEFERRED FINANCING COSTS

Costs incurred relating to the issuance of long-term debt are deferred and amortized on a straight-line basis over the term of the related debt. Costs related to sale and leaseback agreements are amortized on a straight-line basis over the term of the lease (refer to Note 10 of the consolidated financial statements).

EMPLOYEE FUTURE BENEFITS

The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and Management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service period of active employees at the date of amendment.

     When a curtailment arises, any unamortized past service cost associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligation is recognized as a loss or a gain net of unrecognized actuarial gains or losses. Finally, when the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to settlement (refer to Note 21 of the consolidated financial statements).

DISCLOSURE OF OUTSTANDING SHARE DATA

CAE’s articles of incorporation authorize the issuance of an unlimited number of common shares, and an unlimited number of preferred shares, issuable in series. To date, the Company has not issued any preferred shares. As at March 31, 2005, CAE had 248,070,329 common shares issued and outstanding. As at the same date, the Company had 8,208,675 options outstanding, of which 3,731,085 were exercisable.

SYSTEMS, PROCEDURES AND CONTROLS

Management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by Management, is complete and reliable. These procedures include a review of the financial statements and associated information, including this MD&A, by the Audit Committee of the Board of Directors. The Company’s Chief Executive Officer and Chief Financial Officer have a process to evaluate the applicable systems, procedures and controls and are satisfied they are adequate for ensuring that complete and reliable financial information is produced.

ADDITIONAL INFORMATION

Additional information relating to the Company, including its Annual Information Form (“AIF”), is available on-line at www.sedar.com as well as on the Company’s website at www.cae.com.

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SELECTED FINANCIAL INFORMATION

SELECTED ANNUAL INFORMATION FOR THE PAST FIVE YEARS

(Unaudited— amounts in millions except per share amounts)	2005	2004	2003	2002	2001

Revenue	$986.2	$938.4	$976.8	$1,010.7	$820.3
(Loss) earnings from continuing operations	(304.7)	47.4	113.9	133.0	99.3
Net (loss) earnings	(199.9)	64.0	117.2	149.5	106.1

Financial position:
Total assets	$1,699.7	$2,308.7	$2,356.5	$2,378.4	$1,366.8
Total net debt	285.8	529.6	757.1	822.2	108.7

Per share:
(Loss) earnings from continuing operations	$(1.23)	$0.20	$0.52	$0.61	$0.46
Net (loss) earnings	(0.81)	0.27	0.53	0.69	0.49
Dividends	0.10	0.12	0.12	0.11	0.10
Shareholders’ equity	2.64	3.94	3.42	2.81	2.13

SELECTED QUARTERLY FINANCIAL INFORMATION

(Unaudited— amounts in millions, except share amounts and per share amounts)	Q1	Q2	Q3	Q4

Fiscal 2003
Revenue	$244.7	214.7	246.9	270.5
Earnings from continuing operations	$33.2	18.2	27.9	34.6
Basic earnings per share from continuing operations	$0.15	0.08	0.13	0.16
Diluted earnings per share from continuing operations	$0.15	0.08	0.13	0.16
Net earnings	$37.4	23.3	31.5	25.0
Basic earnings per share	$0.17	0.11	0.14	0.11
Diluted earnings per share	$0.17	0.11	0.14	0.11
Average number of shares outstanding, in millions	219.3	219.4	219.4	219.4
Average exchange rate, 1 US dollar to Canadian dollar	$1.56	1.56	1.57	1.51

Fiscal 2004
Revenue	$208.9	213.2	255.2	261.1
Earnings from continuing operations	$12.2	11.0	14.5	9.7
Basic earnings per share from continuing operations	$0.06	0.05	0.05	0.04
Diluted earnings per share from continuing operations	$0.06	0.05	0.05	0.04
Net earnings	$13.2	15.1	21.4	14.3
Basic earnings per share	$0.06	0.07	0.09	0.05
Diluted earnings per share	$0.06	0.07	0.09	0.05
Average number of shares outstanding, in millions	219.7	220.0	246.5	246.6
Average exchange rate, 1 US dollar to Canadian dollar	$1.40	1.38	1.32	1.32

Fiscal 2005
Revenue	$230.9	235.1	257.5	262.7
Earnings (loss) from continuing operations	$18.9	12.8	(345.7)	9.3
Basic earnings (loss) per share from continuing operations	$0.08	0.05	(1.40)	0.04
Diluted earnings (loss) per share from continuing operations	$0.08	0.05	(1.40)	0.04
Net earnings (loss)	$24.3	14.0	(347.0)	108.8
Basic earnings (loss) per share	$0.10	0.06	(1.40)	0.44
Diluted earnings (loss) per share	$0.10	0.05	(1.40)	0.44
Average number of shares outstanding, in millions	246.7	246.8	247.0	247.8
Average exchange rate, 1 US dollar to Canadian dollar	$1.36	1.31	1.22	1.23

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MANAGEMENT AND AUDITORS’ REPORTS

MANAGEMENT’S STATEMENT OF RESPONSIBILITY

The consolidated financial statements contained in this Annual Report are the responsibility of management, and have been prepared in accordance with Canadian generally accepted accounting principles and include when necessary some estimates based on management best judgment. Financial information presented elsewhere in the Annual Report is under management responsibilities and consistent with that contained in the accompanying financial statements.

     CAE’s policy is to maintain internal accounting and administrative systems, combined with disclosure control of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

     The Board of Directors is responsible for ensuring that Management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements through its Audit Committee, consisting solely of outside directors, which reviews the consolidated financial statements and reports thereon to the Board. The Committee meets periodically with the external auditors, internal auditors and management to review their respective activities and to satisfy itself that each party is properly discharging its responsibilities. Both external auditors and internal auditors have free access to the Committee, with or without management, to discuss the scope of their audits, the adequacy of the system of internal controls and financial reporting.

     The financial statements have been reviewed by the Audit Committee and, together with the other required information in the Annual Report, approved by the Board of Directors. In addition, the consolidated financial statements have been audited by PricewaterhouseCooper LLP, whose report is provided below.

(Signed)	(Signed)
R.E. Brown	A. Raquepas
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

Montreal, Canada
May 10, 2005

AUDITORS’ REPORT

To the Shareholders of CAE Inc.

We have audited the consolidated balance sheets of CAE Inc. as at March 31, 2005 and 2004, and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended March 31,2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004, and the results of its operations and cash flows for each of the years in the three-year period ended March 31, 2005 in accordance with Canadian generally accepted accounting principles.

(Signed)
Chartered Accountants, Montreal, Canada
May 10, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in Note 1 to the consolidated financial statements. Our report to the shareholders dated May 10, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(Signed)
Chartered Accountants, Montreal, Canada
May 10, 2005

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> CAE ANNUAL REPORT 2005

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As at March 31 (amounts in millions of Canadian dollars)	2005	2004

Assets
Current assets
Cash and cash equivalents	$57.1	$54.7
Accounts receivable (Note 5)	255.7	316.5
Inventories (Note 6)	101.0	147.7
Prepaid expenses	17.8	19.6
Income taxes recoverable	58.5	52.0
Future income taxes (Note 15)	2.5	1.8
Current assets held for sale (Note 3)	5.8	89.8

	498.4	682.1
Restricted cash	0.9	7.0
Property, plant and equipment, net (Note 7)	792.2	780.0
Future income taxes (Note 15)	101.0	89.0
Intangible assets (Note 8)	20.2	129.2
Goodwill (Note 9)	92.1	300.7
Other assets (Note 10)	137.4	180.8
Long-term assets held for sale (Note 3)	57.5	139.9

	$1,699.7	$2,308.7

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$312.8	$322.0
Deposits on contracts	93.5	69.3
Long-term debt due within one year (Note 11)	35.3	8.8
Future income taxes (Note 15)	19.6	51.1
Current liabilities related to assets held for sale (Note 3)	7.8	54.5

	469.0	505.7
Long-term debt (Note 11)	307.6	575.5
Deferred gains and other long-term liabilities (Note 16)	179.8	171.0
Future income taxes (Note 15)	38.3	77.5
Long-term liabilities related to assets held for sale (Note 3)	53.4	60.2

	1,048.1	1,389.9

Shareholders’ Equity
Capital stock (Note 12)	373.8	367.5
Contributed surplus (Note 13)	3.3	1.3
Retained earnings	340.8	562.1
Currency translation adjustment (Note 22)	(66.3)	(12.1)

	651.6	918.8

	$1,699.7	$2,308.7

Contingencies and commitments (Notes 18 and 20)

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board:	(Signed)	(Signed)
	R.E. Brown	L.R. Wilson
	Director	Director

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> CAE ANNUAL REPORT 2005

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended March 31 (amounts in millions of Canadian dollars, except per share amounts)	2005	2004	2003

Revenue
Civil Simulation and Training	$520.2	$461.8	$517.2
Military Simulation and Training	466.0	476.6	459.6

	$986.2	$938.4	$976.8

Earnings from continuing operations before interest and income taxes
Civil Simulation and Training (Note 23)	$47.6	$39.0	$115.6
Military Simulation and Training (Note 23)	47.2	51.6	78.8
Impairment of goodwill, tangible and intangible assets (Note 4)	(443.3)	—	—
Restructuring Costs (Note 24)	(24.5)	(9.3)	—

(Loss) earnings from continuing operations before interest and income taxes	$(373.0)	$81.3	$194.4
Interest on long-term debt (Note 11A(ix))	37.8	28.0	31.6
Other interest expense (income), net (Note 11A(ix))	(5.7)	(5.6)	(3.5)

(Loss) earnings from continuing operations before income taxes	$(405.1)	$58.9	$166.3
Income tax (recovery) expense (Note 15)	(100.4)	11.5	52.4

(Loss) earnings from continuing operations	$(304.7)	$47.4	$113.9
Results of discontinued operations (Note 3)	104.8	16.6	3.3

Net (loss) earnings	$(199.9)	$64.0	$117.2

Basic (loss) earnings per share from continuing operations	$(1.23)	$0.20	$0.52

Diluted (loss) earnings per share from continuing operations	$(1.23)	$0.20	$0.52

Basic (loss) earnings per share	$(0.81)	$0.27	$0.53

Diluted (loss) earnings per share	$(0.81)	$0.27	$0.53

Weighted average number of common shares outstanding	247.1	233.2	219.4

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended March 31 (amounts in millions of Canadian dollars)	2005	2004	2003

Retained earnings at beginning of year as previously reported	$562.1	$531.2	$440.4
Change in accounting policy (Note 1)	3.3	—	—

Retained earnings at beginning of year	565.4	531.2	440.4
Share issue costs (2004-net of taxes of $2.4 million)	—	(5.1)	—
Net (loss) earnings	(199.9)	64.0	117.2
Dividends	(24.7)	(28.0)	(26.4)

Retained earnings at end of year	$340.8	$562.1	$531.2

The accompanying notes form an integral part of these consolidated financial statements.

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> CAE ANNUAL REPORT 2005

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended March 31 (amounts in millions of Canadian dollars)	2005	2004	2003

Operating activities
Net (loss) earnings	$(199.9)	$64.0	$117.2
Results of discontinued operations	(104.8)	(16.6)	(3.3)

(Loss) earnings from continuing operations	(304.7)	47.4	113.9
Adjustments to reconcile earnings to cash flows from operating activities:
Impairment of goodwill, tangible and intangible assets (Note 4)	443.3	—	—
Amortization	82.0	71.4	65.1
Future income taxes	(113.9)	(2.9)	16.2
Investment tax credits	(29.2)	(9.2)	28.2
Stock based compensation (Note 13)	2.0	1.3	—
Other	20.9	(6.3)	(18.4)
Decrease (increase) in non-cash working capital (Note 17)	85.6	(100.2)	(64.7)

Net cash provided by continuing operating activities	186.0	1.5	140.3
Net cash provided by discontinued operating activities	21.6	4.2	14.6

Net cash provided by operating activities	207.6	5.7	154.9

Investing activities
Purchase of businesses (Note 2)	(13.8)	—	—
Proceeds from disposal of discontinued operations (Note 3)	239.4	22.3	25.0
Short-term investments, net	—	2.6	18.8
Capital expenditures	(118.0)	(86.8)	(224.2)
Proceeds from sale and leaseback of assets	43.8	122.5	127.0
Deferred development costs	(9.9)	(12.7)	(13.3)
Deferred pre-operating costs	(1.7)	(6.6)	(7.6)
Other assets	(2.4)	(4.8)	(27.5)

Net cash provided by (used in) continuing investing activities	137.4	36.5	(101.8)
Net cash used in discontinued investing activities	(5.8)	(12.0)	(32.6)

Net cash provided by (used in) investing activities	131.6	24.5	(134.4)

Financing activities
Proceeds of long-term debt	267.7	514.9	250.0
Repayments of long-term debt	(588.5)	(650.4)	(326.3)
Dividends paid	(24.0)	(27.4)	(26.2)
Capital stock issuances (Note 12)	3.6	176.4	3.5
Share issue costs	—	(7.5)	—
Other	0.7	1.4	(14.1)

Net cash (used in) provided by continuing financing activities	(340.5)	7.4	(113.1)
Net cash provided by discontinued financing activities	3.2	10.4	18.7

Net cash (used in) provided by financing activities	(337.3)	17.8	(94.4)

Effect of foreign exchange rate changes on cash and cash equivalents	(2.3)	(3.2)	2.2

Net (decrease) increase in cash and cash equivalents	(0.4)	44.8	(71.7)
Cash and cash equivalents at beginning of year	61.9	17.1	88.8

Cash and cash equivalents at end of year	$61.5	$61.9	$17.1

Cash and cash equivalents related to:
Continuing operations	$57.1	$54.7	$13.5
Discontinued operations	4.4	7.2	3.6

	$61.5	$61.9	$17.1

Supplementary Cash Flow Information (Note 17)

The accompanying notes form an integral part of these consolidated financial statements.

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2004 and 2003 (amounts in millions of Canadian dollars)

NOTE 01.
NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

CAE Inc designs and provides simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers.

     CAE’s flight simulators replicate aircraft performance in normal and abnormal operations and a comprehensive set of environmental conditions, utilizing visual systems with an extensive database of airports, other landing areas and flying environments and motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. CAE also operates a global network of training centres in locations around the world.

     CAE’s operations are broken down into two operating segments; Military Simulation and Training (“Military”) and Civil Simulation and Training (“Civil”).

     Prior to the sale of its Marine Controls division in the fourth quarter of fiscal 2005 the Company also provided simulators and training services for sea and land-based activities and supplied marine automation systems for military and civil applications.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

The accounting policies of CAE Inc. and its subsidiaries (“CAE” or “the Company”) conform, in all material respect, to Canadian generally accepted accounting principles (“GAAP”) as defined by the Canadian Institute of Chartered Accountants (“CICA”). These accounting principles are different in some respects from United States generally accepted accounting principles (“U.S. GAAP”). The significant differences are described in Note 27.

     On April 1, 2004, the Company adopted CICA Handbook Sections 1100, Generally Accepted Accounting Principles and 1400, General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources, and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying GAAP hierarchy. Section 1400 clarifies what is fair presentation in accordance with GAAP and provides general guidance on financial presentation. The adoption of these standards did not have any material effect on consolidated financial statements.

     Except where otherwise noted, all amounts in these financial statements are expressed in Canadian dollars.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires CAE’s management (“Management”) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period reported. On a ongoing basis, Management reviews its estimates, particularly as they relate to accounting on long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates, significant changes in estimates and/or assumptions could result in impairment of certain assets.

CONSOLIDATION

The consolidated financial statements include the accounts of CAE Inc. and of all majority owned subsidiaries. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest. All significant intercompany accounts and transactions have been eliminated. Investments over which CAE exercises significant influence are accounted for using the equity method and portfolio investments are accounted for using the cost method.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

On January 1st, 2005, the Company adopted Accounting Guideline “Consolidation of Variable Interest Entities” (“AcG-15”) on a retroactive basis without restatement of prior periods. AcG-15 provides a framework for identifying variable interest entities (“VIEs”) and determining when an entity should include the assets, liabilities and results of operations of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 01. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

AcG-15 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is exposed to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party is exposed to a majority of the VIE’s losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and non-controlling interests at fair value at the date the enterprise became the primary beneficiary. However, for variable interest entities created prior to the initial adoption of AcG-15, the assets, liabilities and non-controlling interest of these entities must be initially consolidated as if the entities were always consolidated based on majority voting interest. AcG-15 also requires disclosures about VIEs that the variable interest holder is not required to consolidate, but in which it has a significant variable interest.

     The adoption of AcG-15 on January 1, 2005 resulted in an increase in total assets, total liability, and retained earnings of $46.4 million, $43.2 million, and $3.3 million, respectively and a decrease in the currency translation adjustment of $0.1 million.

FOREIGN CURRENCY TRANSLATION

SELF-SUSTAINING FOREIGN OPERATIONS

Foreign operations of the Company classified as self-sustaining operations are translated to Canadian dollars using the current rate method. Under this method assets and liabilities are translated at exchange rates in effect at the balance sheet date and revenues and expenses are translated at the average exchange rates for the period. Gains or losses on translation of foreign operations into Canadian dollars are included in the currency translation adjustment account, a separate component of shareholders’ equity.

     Accumulated amounts in the currency translation adjustment account are released to the statement of earnings when the Company reduces its net investment in foreign operations by way of capital reduction or through the settlement of long-term inter-company balances which had been considered part of CAE’s net investment.

FOREIGN CURRENCY TRANSACTIONS

Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the prevailing exchange rate at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than the functional currency and revenue and expense items are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Translation gains or losses are included in the determination of earnings, except those related to long-term intercompany account balances, that form part of the net investment in foreign operations, and those arising from the translation of foreign currency debt that has been designated as a hedge of the net investment in subsidiaries, which are included in the currency translation adjustment account, a separate component of shareholders’ equity.

REVENUE RECOGNITION

Revenue from long-term contracts for the design, engineering and manufacturing of flight simulators is recognized, when persuasive evidence of an arrangement exists, the fee is fixed or determinable and recovery is reasonably certain, using the percentage-of-completion method. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date, relative to the estimated total costs to complete the contract. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. Losses, if any, are recognized fully when first anticipated. Warranty provisions are recorded at the time revenue is recognized, based on past experience. No right of return or complementary upgrades is provided to customers. Post-delivery customer support is billed separately and revenue is recognized over the support period.

     Long-term contracts provide for progress billings based on completion of certain phases of work. Unbilled receivables represent excess of work performed over customer billings. Deposits on contract represent customer payments in excess of work performed.

     Training services and other revenue are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, recovery is reasonably certain and, when applicable, products have been delivered, or services have been rendered.

INCOME TAXES AND INVESTMENT TAX CREDITS

The Company uses the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities. This method also requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Future tax assets and liabilities are measured by applying enacted or substantively enacted rates and laws at the date of the financial statements for the year for which the temporary differences are expected to reverse. CAE does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

     A valuation allowance is recognized to the extent that, in the opinion of Management, it is more likely than not that the future income tax assets will not be realized. (Refer to Note 15)

Investment tax credits (“ITC”) arising from research and development (“R&D”) activities are deducted from the related costs and are accordingly included in the determination of earnings when there is reasonable assurance that the credits will be realized. ITC arising from the acquisition of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is subject to examination by taxation authorities in various jurisdictions. The determination of tax liabilities and ITC recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITC recoverable based on Management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITC are recorded in earnings at the time they can be determined. (Refer to Note 23)

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of highly liquid investments with original terms to maturity of 90 days or less.

RESTRICTED CASH

During fiscal 2004, under the terms of subsidiaries external bank financing and some government-related sales contracts, the Company was required to hold a defined amount of cash as collateral. In fiscal 2005, the subsidiaries’ external bank financing agreements which required the holding of cash as collateral as well as the government-related contracts were settled and effectively released a large portion of the restricted cash.

ACCOUNTS RECEIVABLE

Receivables are recorded at cost, net of a provision for doubtful accounts, based on expected recoverability. In fiscal 2005, the Company entered into a program under which it sells certain of its accounts receivable to a third party for cash consideration without recourse to the Company. These transactions are accounted for when the Company is considered to have surrendered control over the transferred accounts receivable. Losses and gains on these transactions are recognized as other expense or income. (Refer to Note 5)

INVENTORIES

Raw materials are valued at the lower of cost and replacement cost. Work in process is stated at the lower of average cost and net realizable value. The cost of work in process includes material, labour and an allocation of manufacturing overhead. (Refer to Note 6)

LONG-LIVED ASSETS

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at amortized cost, net of any impairment charges. The declining balance and straight-line methods are used in computing amortization over the estimated useful lives of the assets. Useful lives are estimated as follows:

	method	rates/years

Building and improvements	Declining balance	5% -10%
Simulators	Straight-line (10% residual)	5 to 25 years
Machinery and equipment	Declining balance	20% -35%

LEASES

Leases entered into by the Company in which substantially all the benefits and risks of ownership are transferred to the Company are recorded as capital leases and classified as property, plant and equipment and long-term borrowings. All other leases are classified as operating leases under which leasing costs are expensed in the period in which they are incurred. Gains, net of transaction costs, related to the sale and leaseback of simulators are deferred and the gains in excess of the residual value guarantees are amortized over the term of the lease. The residual value guarantees are to be ultimately recognized in the Company’s earnings upon expiry of the related sale and leaseback agreement.

INTEREST CAPITALIZATION

Interest costs relating to the construction of simulators and buildings for training centres are capitalized as part of the cost of property, plant and equipment. Capitalization of interest ceases when the simulator and training centre are completed and ready for productive use.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 01. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

INTANGIBLE ASSETS WITH DEFINITE USEFUL LIVES

Intangible assets with definite useful lives are recorded at their fair value at the date of acquisition of the related acquired enterprise. Amortization is provided for all intangible assets on a straight-line basis over their estimated useful lives as follows:

	amortization period	weighted average amortization period

Trade names	10 to 25 years	20
Backlog and contractual agreements	1 to 20 years	15
Customer relationships	10 to 25 years	10
Other	12 to 20 years	12

IMPAIRMENT OF LONG-LIVED ASSETS

The Company recognizes impairment losses for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value.

BUSINESS COMBINATIONS AND GOODWILL

Acquisitions are accounted for using the purchase method and, accordingly, the results of operations of the acquired enterprise are included in the consolidated statement of earnings (losses) from the respective dates of acquisition.

     Goodwill represents the excess of the cost of acquired enterprises over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment, at least annually or more frequently if events or changes in circumstances indicate that it might be impaired.

     The impairment test consists of a comparison of the fair value of the Company’s reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds the fair value, the Company compares, in a second step, the fair value of goodwill related to the reporting unit to its carrying value and recognizes if required an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more fair value measures, including present value techniques of estimated future cash flows and estimated amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties. If the carrying amount of the reporting unit exceeds the fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in net earnings (loss). (Refer to Note 9)

OTHER ASSETS

RESEARCH AND DEVELOPMENT COSTS

Research costs are charged to earnings in the periods in which they are incurred. Development costs are also charged to earnings in the period incurred unless they meet all the criteria for deferral as per the CICA Handbook Section 3450, Research and Development Costs and their recovery is reasonably assured. Government assistance arising from research and development activities is deducted from the related costs or assets if deferred. Amortization of development costs deferred to future periods commences with the commercial production of the product and is charged to earnings based on anticipated sales of the product, over a period not exceeding five years.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PRE-OPERATING COSTS

The Company defers costs incurred during the pre-operating period for all new training centres. Pre-operating costs are incremental in nature and are considered by Management to be recoverable from the future operations of the new training centre. Capitalization ceases at the opening of the training centre. Amortization of the deferred pre-operating costs is taken over five years in respect to civil training operations.

DEFERRED FINANCING COSTS

Costs incurred relating to the issuance of long-term debt are deferred and amortized on a straight-line basis over the term of the related debt. Costs related to sale and leaseback agreements are amortized on a straight-line basis over the term of the lease. (Refer to Note 10)

EMPLOYEE FUTURE BENEFITS

The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and Management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service period of active employees at the date of amendment.

     When a curtailment arises, any unamortized past service cost associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligation is recognized as a loss or a gain net of unrecognized actuarial gains or losses. Finally, when the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

     On April 1, 2004, CAE adopted new disclosure requirements for employee future benefits of CICA Handbook Section 3461, Employee Future Benefits. Section 3461 requires additional disclosures about the assets, cash flow and net periodic benefit costs of defined benefits pension plans and other future employee benefit plans. (Refer to Note 21)

STOCK-BASED COMPENSATION PLANS

The Company’s stock-based compensation plans consist of five plans; an Employee Stock Option Plan (“ESOP”), an Employee Stock Purchase Plan (“ESPP”), a Deferred Share Unit (“DSU”) plan for executives, a Long-Term Incentive Deferred Share Unit (“LTI-DSU”) Plan and on April 1, 2004, the Company adopted a Long-Term Incentive Restricted Share Unit (“LTI-RSU”) Plan. All plans are described in Note 13.

     Since fiscal 2004, net earnings include compensation costs for CAE’s stock options. Using the fair value method, compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to contributed surplus in shareholders’ equity. The Company estimates the fair value of options using the Black-Scholes pricing model.

     The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, valuation models generally require the input of highly subjective assumptions including the expected stock price volatility.

     In Note 13, pro forma net earnings and pro forma basic and diluted net earnings per share figures are presented as if the fair value based method of accounting had been used to account for stock options granted to employees during fiscal 2003.

     A compensation expense is also recognized for the Company’s portion of the contributions made under the ESPP and for the grant date amount of vested units under the DSU, LTI-DSU and LTI-RSU plans. Any subsequent changes in CAE’s stock price affects the compensation expense. In March 2004, the Company entered into an equity swap agreement with a major Canadian institution to reduce its cash and earnings exposure to fluctuation in the Company’s share price relating to the DSU, LTI-DSU and LTI-RSU programs.

     CAE’s practice is to issue options in May of each fiscal year or at the time of hiring of new employees or new appointments. In both instances these options vest equally over four years. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to share capital together with any related stock-based compensation expense.

HEDGING RELATIONSHIPS AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into forward, swap and option contracts to reduce financial risk related to its exposure to fluctuations in interest rates and foreign exchange rates. The interest rate risk associated with certain long-term debt is hedged through interest rate swaps. The foreign currency risk associated with certain purchase and sale commitments denominated in a foreign currency is hedged through a combination of forward contracts and options. The Company does not use any derivative financial instruments for trading or speculative purposes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 01. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Effective April 1, 2004, the Company adopted prospectively CICA Accounting Guideline (“AcG-13”), Hedging Relationships and CICA Emerging Issues Committee Abstract 128 (“EIC-128”), Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. This guideline addresses identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting, and the discontinuance of hedge accounting. Under this guideline, complete documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. The adoption of these guidelines did not have a material impact on the Company’s financial statements.

     Gains and losses on foreign currency contracts designated and effective as hedges are recognized in the consolidated statement of earnings during the same period as the underlying revenues and expenses. For interest rate swaps, the difference between the swap rate and the actual rate is reflected in earnings against the related interest expense. CAE assesses on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

     Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matured prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings. The interest payments relating to swap contracts are recorded in net earnings over the life of the underlying transaction based on the accrual method as an adjustment to interest income or interest expense. (Refer to Note 14)

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

Long-lived assets to be disposed of by sale are measured at the lower of their carrying amount or fair value less cost to sell, and are not depreciated while classified as held for sale.

     Results of operations of components of the Company that have been disposed of by sale or are classified as held for sale are reported as discontinued operations if the operations and cash flows of those components have been, or will be, eliminated from the ongoing operations as a result of the disposal transaction and if the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. A component of an enterprise comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company’s operations and cash flows. (Refer to Note 3)

SEVERANCE, TERMINATION BENEFITS AND COSTS ASSOCIATED WITH EXIT AND DISPOSAL ACTIVITIES

In accordance with EIC-134, Accounting for Severance and Termination Benefits and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring), the Company recognizes severance benefits that do not vest when the decision is made to terminate the employee. Special termination benefits are accounted for when Management commits to a plan that specifically identifies all significant actions to be taken and commits the entity to the event that obligates it under the terms of the contract with its employees to pay such termination benefits. Such termination benefits and the benefit arrangement is communicated to the employees in sufficient detail to enable them to determine the type and amount of benefits they will receive when their employment is terminated.

     All other costs associated with restructuring, exit and disposal activities are recognized in the period when they are incurred and measured at their fair value.

     CAE applied these guidelines for severance termination benefits and other restructuring costs as described in Note 24.

DISCLOSURE OF GUARANTEES

The Company discloses all information concerning certain types of guarantees that may require payments, contingent on specified types of future events. In the normal course of business, CAE issues letters of credit and performance guarantees. (Refer to Note 14)

EARNINGS PER SHARE

Earnings per share are calculated by dividing net earnings available for common shareholders by the weighted average number of common shares outstanding during the year. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date. The treasury stock method is used to determine the dilutive effect of the stock options. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period.

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FUTURE CHANGES TO ACCOUNTING STANDARDS

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT, HEDGES AND COMPREHENSIVE INCOME

In January 2005, the ASB issued three new standards dealing with financial instruments; (i) Financial Instruments-Recognition and Measurement; (ii) Hedges; and (iii) Comprehensive Income. The new standards are based on the U.S. FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and on the International Accounting Standards (“IAS”) Board’s new standard, IAS 39, Financial Instruments-Recognition and Measurement. These requirements will be applicable for CAE in the first quarter of fiscal 2007. The Company is currently evaluating the impact of these new Handbook Sections on its financial statements.

     The Handbook Section 3855, Financial instruments-Recognition And Measurement prescribes when a financial instrument is to be recognized on the balance sheet and the measurement method, using fair value or using cost-based measures. It also specifies how financial instrument gains and losses are to be presented.

     New Handbook Section 3865, Hedges allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation. For a fair value hedge, the gain or loss attributable to the hedged risk is recognized in net income in the period of change together with the offsetting loss or gain on the hedged item attributable to the hedged risk. The carrying amount of the hedged item is adjusted for the hedged risk. For a cash flow hedge or for a hedge of a net investment in a self-sustaining foreign operation, the effective portion of the hedging item’s gain or loss is initially reported in other comprehensive income and subsequently reclassified to net income when the hedged item affects net income.

     The ASB has issued new Handbook Section 1530, Comprehensive Income, and amended Surplus, Section 3250 to be renamed Equity, Section 3251. These standards require that an enterprise present comprehensive income and its components, as well as net income in its financial statements; and that an enterprise present separately changes in equity during the period, as well as components of equity at the end of the period, including comprehensive income.

NOTE 02.
BUSINESS ACQUISITIONS AND COMBINATIONS

GREENLEY & ASSOCIATES INC.

On November 30, 2004, the Company acquired all the issued and outstanding shares of Greenley & Associates Inc. (“G&A”), which provides services in the areas of project management, human factors, modelling and simulation. Total consideration for this acquisition amounted to $4.4 million payable in equivalent common shares issued by CAE in four installments as follows; 424,628 shares (representing $2.0 million) at the closing date, $0.8 million on November 30, 2005, $0.8 million on November 30, 2006, and 169,851 shares (representing $0.8 million) to be issued on November 30, 2007. The number of shares issued (to be issued) to satisfy the first and the fourth payments was calculated based on the average closing share price ($4.71 per share) of CAE common shares on the Toronto Stock Exchange (“TSX”) for the 20-day period ending two days prior November 30, 2004. The number of shares to be issued to satisfy the second and the third payments will be based on the average closing share price of CAE common shares on the TSX for the 20-day period ending two days before their respective date of issuance. The purchase price is subject to an adjustment based on performance of the business for the twelve-month period following the acquisition. Any changes in the total consideration will be accounted for as a change in goodwill.

SERVICIOS DE INSTRUCCION DE VUELO, S.L.

In February 2004, CAE and Iberia Lineas Aereas de Espana, SA (“Iberia”) agreed to combine their aviation training operations in Spain after receiving regulatory clearance from the Spanish authorities to commence operations, under an agreement entered into in October 2003.

     On May 27, 2004, in connection with the financing of the combined operation, CAE Servicios Globales de Instruccion de Vuelo (Espana), S.L. (“SGIV”), a wholly-owned subsidiary of CAE, and Iberia contributed the net assets of their respective training centre facilities to Servicios de Instruccion de Vuelo, S.L. (“SIV”), with SGIV obtaining ownership of 80% of SIV. SIV financed the acquisition of the assets from SGIV and Iberia through an asset-backed financing transaction. (Refer to Note 11)

     As part of this transaction, should the October 2003 agreement be terminated, SGIV and Iberia will be obliged to repurchase the assets they contributed, in proportion to the fair market value of the assets, for a total amount equal to the outstanding balance under the financing transaction.

FLIGHT TRAINING CENTRE CHILE S.A.

On April 22, 2004, the Company acquired from LAN Chile S.A. all the issued and outstanding shares of Flight Training Centre Chile S.A. (“FTC Chile”) located in Santiago, Chile, for a total cash consideration of $0.9 million (US$ 0.7 million). This acquisition expands the Company’s pilot-training operations into the South American market.

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 02. BUSINESS ACQUISITIONS AND COMBINATIONS (CONT’D)

For the years ended March 31, 2004 and 2003, there were no acquisitions for the continuing operations. The net assets contributed by Iberia to SIV and net assets acquired from FTC Chile and G&A are summarized as follows:

(amounts in millions)	SIV	FTC CHILE	G&A	TOTAL

Current assets	$4.6	$0.2	$2.1	$6.9
Current liabilities	(0.1)	(0.1)	(1.2)	(1.4)
Property, plant and equipment	73.1	2.2	0.3	75.6
Other assets	—	—	0.5	0.5
Intangible assets
Trade names	—	—	0.3	0.3
Customer relations	7.2	—	0.5	7.7
Other intangibles	—	—	0.1	0.1
Goodwill	6.9	—	2.5	9.4
Future income taxes	—	0.4	(0.5)	(0.1)
Long-term debt	(61.8)	—	(0.2)	(62.0)
Long-term liabilities	(2.4)	(0.3)	—	(2.7)

Total cost of the purchase:	27.5	2.4	4.4	34.3
Less: Balance of purchase price	—	(1.5)	—	(1.5)
Issuance of 424,628 shares (Note 12)	—	—	(2.0)	(2.0)
Common shares to be issued	—	—	(2.4)	(2.4)
Minority interest	(14.6)	—	—	(14.6)

Total cash consideration	$12.9	$0.9	$—	$13.8

The net assets of SIV and FTC are included in the Civil Simulation and Training segment. The net assets of G&A are included in the Military Simulation and Training segment.

     As part of the May 27, 2004 agreement (the “Agreement”), Iberia was to subsequently transfer a simulator that it was leasing from a third party, to SIV in exchange for a cash consideration of $5.7 million (€3.5 million). This transaction was accounted for as an increased contribution of property, plant and equipment and in long-term debt with a cash consideration equivalent to the net asset value.

     During the year the Company reviewed its initial purchase price allocation of SIV, whereby property, plant and equipment were reduced by $4.5 million, customer relationship was increased by $7.2 million, goodwill increased by $4.5 million and cash consideration increased by $7.2 million.

     In addition, as part of the Agreement, SIV has agreed to fund an amount up to a maximum of $2.4 million (€1.5 million) to cover any payments made by Iberia to former employees in order to indemnify Iberia for potential costs to be incurred due to certain employment matters. Based on Management’s best estimate of SIV’s potential liability, an amount of $2.4 million (€1.5 million) has been accrued as part of the purchase price and accounted for as goodwill.

NOTE 03.
DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

DISCONTINUED OPERATIONS

CLEANING TECHNOLOGIES

On April 30, 2003, the Company completed the sale of certain assets of its German Cleaning Technologies operations to Bavaria AG for a nominal cash consideration approximating book value. Subsequent to completing the sale, CAE incurred post disposition costs with respect to the transfer of employees, resulting in a net charge of $2.6 million recorded in its results of discontinued operations. At the time of the sale, CAE and the buyer also entered into agreements by which CAE was to finance pension costs which would be compensated by the buyer. During fiscal 2005, CAE recorded in its results from discontinued operations a charge of $4.4 million (€2.8 million) relating to cover potential bad debts.

     On July 31, 2003, CAE completed the sale of substantially all the assets of its last remaining Cleaning Technology business, Alpheus Inc. to Cold Jet Inc. of Cincinnati, Ohio. The total consideration, received was $2.8 million (US$2.1 million) of which $2.0 million (US$1.5 million) was received in fiscal 2004 and $0.8 million (US$0.6 million) received during the current fiscal year. In addition, the Company is entitled to receive further consideration of US$1.0 million based on the future performance of the combined businesses over the 53-month period from closing. No value has been ascribed in these financial statements to this additional consideration.

> 54

> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FORESTRY SYSTEMS

On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems segment for cash consideration of $25.0 million and a further estimated payment at $10.0 million, included in other assets, based on the operating performance of the disposed business in the three-year period following the closing date.

     On May 2, 2003, CAE completed the sale of its remaining Forestry Systems business to Carmanah Design and Manufacturing Inc. for a total cash consideration of $20.3 million ($19.8 million received on closing, $0.5 million received during the second quarter of fiscal 2004). The Company is entitled to receive further consideration based on the performance of the business over the 30-month period following the closing. No value has been ascribed to this additional consideration in these financial statements.

MARINE CONTROLS

In the second quarter of fiscal 2005, the Board of Directors approved a plan to divest its Marine Controls business. The plan was consistent with the Company’s strategic process of focusing on its core competency–the development and use of simulation and modelling technology to provide training solutions. On February 3, 2005, CAE completed with L-3 Communications Corporation (“L-3”) the sale of the substantial components of its Marine Controls segment for cash consideration of $238.6 million. This amount is subject to completion of a net working capital audit of the Marine Controls segment. CAE does not believe this provision will result in a material adjustment to the cash consideration received. In accordance with the purchase agreement, L-3 will also acquire two other components of the Marine Controls segment, including the assumption of the CAE’s guarantee of $53.0 million (£23 million) of project financed related debt for the U.K. Astute Class submarine training program. The sale of these components is subject to regulatory approvals and expected to be completed by the end of fiscal 2006. The expected proceeds on the sale of these components are nominal. The results of Marine Controls have been reported as discontinued operations and previously reported statements have been reclassified. Interest expense relating to debt not directly attributable to the continuing operations and expected to be paid with the proceeds of the sale of the Marine Controls business has been allocated to the discontinued operations based on their share of net assets (refer to Note 11A (ix)). This transaction resulted in a gain of $103.9 million, net of taxes of $25.1 million. The gain takes into account $43.7 million of goodwill and $7.0 million relating to the release of currency translation adjustment on CAE’s Marine entities.

ASSETS HELD FOR SALE

CIVIL SIMULATION AND TRAINING

In the third quarter of fiscal 2005, CAE as part of is global expansion, announced that it will be opening a new business aviation-training centre in Morris County, New Jersey. The new training centre is expected to be operational in fiscal 2006. As a result, two redundant training centre buildings, one located in Dallas, Texas and a second located in Marietta, Georgia were adjusted to their fair value in fiscal 2005 and reclassified to assets held for sale in December 2004 and previously reported statements have been restated.

Summarized financial information for the discontinued operations is as follows:

OPERATION SUMMARY OF DISCONTINUED OPERATIONS

(amounts in millions, except per share amounts)	2005		2004	2003

Revenue
Cleaning Technologies	$		$1.7	$72.0
Forestry Systems		—	3.1	20.8
Marine Controls		109.6	154.8	153.8

		$109.6	$159.6	$246.6

Net loss from Cleaning Technologies net of tax recovery (2005 –Nil; 2004–$1.7; 2003–$7.7)		$(4.4)	$(2.6)	$(6.6)
Net loss from Forestry Systems net of tax recovery (2005 –Nil; 2004–$0.2; 2003–$3.0)		—	(0.5)	(7.2)
Net loss from Civil Simulation and Training net of tax recovery (2005–$0.1; 2004–$0.2; 2003–$0.2)		(0.2)	(0.3)	(0.4)
Net earnings from Marine Controls net of tax expense (2005 –$3.8; 2004 –$9.2; 2003 –$8.0)		5.5	20.0	17.5
Gain on sale of Marine Controls net of $25.1 million tax expense		103.9	—	—

Net earnings from discontinued operations		$104.8	$16.6	$3.3

Basic net earnings per share		$0.42	$0.07	$0.01

Diluted net earnings per share		$0.42	$0.07	$0.01

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 03. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONT’D)

NET ASSETS OF DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

(amounts in millions)	as at march 31, 2005		as at march 31, 2004
	marine		marine
	controls	civil	controls	civil

Current assets held for sale
Cash and cash equivalents	$4.4	$—	$7.2	$—
Accounts receivable	1.2	—	74.4	—
Inventories	—	—	7.1	—
Prepaid expenses	0.2	—	1.1	—

	$5.8	$—	$89.8	$—

Long-term assets held for sale
Property, plant and equipment, net	$50.8	$4.2	$51.3	$11.7
Future income taxes	—	—	4.8	—
Intangible assets	—	—	26.0	—
Goodwill	—	—	43.1	—
Other assets	2.5	—	3.0	—

	$53.3	$4.2	$128.2	$11.7

Current liabilities related to assets held for sale
Accounts payable and accrued liabilities	$7.8	$—	$28.0	$—
Deposits on contracts	—	—	21.8	—
Long-term debt due within one year	—	—	4.7	—

	$7.8	$—	$54.5	$—

Long-term liabilities related to assets held for sale
Long-term debt	$53.0	$—	$47.9	$—
Future income taxes	0.4	—	12.3	—

	$53.4	$—	$60.2	$—

NOTE 04.
IMPAIRMENT OF GOODWILL, TANGIBLE AND INTANGIBLE ASSETS

During the third quarter of fiscal 2005, Management performed a comprehensive review of current performance and strategic orientation of its reporting units. This strategic review revealed that, several factors have severely affected mainly the Civil business, including; the enduring adverse economic environment of the airline industry creating a new market reality, slower than anticipated training outsourcing opportunities (due to pilot-related restructuring efforts at some major airlines), the escalating cost of manufacturing full-flight simulators, the erosion of the less than 50-seat regional jet market and the recent and rapid appreciation of the Canadian dollar versus its US counterpart. These elements have caused the recalibration of some key assumptions in Civil’s strategic planning, which led to the review of the carrying amount of certain assets including; goodwill, intangible assets acquired in previous acquisitions, inventory levels, non-performing training equipment and certain other assets.

     In testing for impairment of long-lived assets, the Company assessed recoverability of the carrying amounts by reference to expected undiscounted cash flows. An impairment charge is recognized when the carrying amount is not fully recoverable and when it exceeds the fair values determined by reference to recognized valuation methods, including discounted cash flows and independent appraisals.

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Therefore, based on this review, the Company recorded a $443.3 million impairment charge, virtually all related to its Civil business, detailed as follows:

(amounts in millions)	2005

Goodwill	$205.2
Customer relations	86.7
Trades names	20.4
Property, plant and equipment (simulators)	78.4
Inventories	33.3
Other assets	19.3

$443.3

NOTE 05.
ACCOUNTS RECEIVABLE

(amounts in millions)	2005	2004

Trade	$99.9	$130.0
Allowance for doubtful accounts	(3.5)	(7.9)
Unbilled receivables	122.0	148.7
Other receivables	37.3	45.7

	$255.7	$316.5

Approximately $10.4 million of the March 2005 unbilled receivables are not expected to be recovered within one year (2004–$5.9 million).

     Under an agreement dated March 24, 2005, on an ongoing basis, the Company will sell third party receivables to a financial institution for an amount of up to $25.0 million. Under the terms of the agreement, the Company will continue to act as collection agent. The selected accounts receivable will be sold to a third party for cash consideration on a non-recourse basis to the Company. As at March 31, 2005, $16.5 million of specific accounts receivable were sold to the financial institution pursuant to this agreement. Net proceeds of the sale were used to repay borrowings under the Company’s committed credit facilities.

NOTE 06.
INVENTORIES

(amounts in millions)	2005	2004

Work-in-progress	$61.6	$110.8
Raw materials, supplies and manufactured products	39.4	36.9

	$101.0	$147.7

As indicated in Note 4, the Company recognized an impairment charge of $33.3 million related to certain inventory, during the third quarter of fiscal 2005.

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 07.
PROPERTY, PLANT AND EQUIPMENT

(amounts in millions)			2005			2004
		accumulated	net book		accumulated	net book
	cost	depreciation	value	cost	depreciation	value

Land	$18.8	$—	$18.8	$19.7	$—	$19.7
Buildings and improvements	233.9	66.9	167.0	240.4	58.3	182.1
Simulators	396.3	43.0	353.3	403.2	36.1	367.1
Machinery and equipment	185.3	100.3	85.0	214.4	102.6	111.8
Assets under capital lease	137.0	27.8	109.2	38.2	24.3	13.9
Assets under construction
Simulators	58.9	—	58.9	85.4	—	85.4

	$1,030.2	$238.0	$792.2	$1,001.3	$221.3	$780.0

As indicated in Note 4, during the third quarter of fiscal 2005, the Company recognized an impairment charge of $78.4 million related to non performing simulators.

     Depreciation of property, plant and equipment was $55.1 million in 2005 (2004—$51.3 million, 2003–$48.5 million).

NOTE 08.
INTANGIBLE ASSETS

(amounts in millions)			2005			2004
		accumulated	net book		accumulated	net book
	cost	depreciation	value	cost	depreciation	value

Trade names	$12.3	$0.2	$12.1	$30.5	$3.3	$27.2
Customer relations	0.5	—	0.5	101.7	10.6	91.1
Customer contractual agreements	8.5	2.5	6.0	11.5	2.3	9.2
Other intangible assets	2.1	0.5	1.6	2.4	0.7	1.7

	$23.4	$3.2	$20.2	$146.1	$16.9	$129.2

As indicated in Note 4, during the third quarter of fiscal 2005, the Company recognized an impairment charge of $86.7 million and $20.4 million related to customer relations and trade names, respectively, originating from Civil’s acquisitions in fiscal 2002.

The continuity of intangible assets is as follows:

(amounts in millions)			2005			2004
	civil	military	total	civil	military	total

Beginning balance	$127.4	$1.8	$129.2	$140.1	$2.1	$142.2
Additions (Note 2)	7.2	0.9	8.1	0.6	—	0.6
Amortization	(6.3)	(0.1)	(6.4)	(6.8)	(0.1)	(6.9)
Impairment	(107.1)	—	(107.1)	—	—	—
Foreign exchange	(3.5)	(0.1)	(3.6)	(6.5)	(0.2)	(6.7)

Ending balance	$17.7	$2.5	$20.2	$127.4	$1.8	$129.2

The yearly amortization expense for the five following years will be approximately $1.8 million.

> 58

> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 09.
GOODWILL

The continuity of goodwill by reportable segment is as follows:

(amounts in millions)			2005			2004
	civil	military	total	civil	military	total

Beginning balance	$204.1	$96.6	$300.7	$216.5	$104.0	$320.5
Additions (Note 2)	6.9	2.5	9.4	—	—	—
Impairment	(205.2)	—	(205.2)	—	—	—
Foreign exchange	(5.8)	(7.0)	(12.8)	(12.4)	(7.4)	(19.8)

Ending balance	$—	$92.1	$92.1	$204.1	$96.6	$300.7

As indicated in Note 4, a goodwill impairment charge of $205.2 million was recorded in the third quarter of fiscal 2005, which represented all the goodwill related to the Civil segment.

NOTE 10.
OTHER ASSETS

(amounts in millions)	2005	2004

Investment in and advances to CVS Leasing Ltd. (1)	$41.2	$49.1
Deferred development costs net of $10.7 million accumulated amortization (2004– $5.6 million) (ii) (iv)	33.7	41.3
Deferred pre-operating costs net of $14.6 million accumulated amortization (2004– $8.5 million)	13.5	25.2
Long-term receivables (iii)	10.6	18.4
Deferred financing costs net of $14.7 million accumulated amortization (2004– $5.7 million)	5.6	11.5
Other net of $0.3 million accumulated amortization (2004– Nil) (Note 21)	32.8	35.3

	$137.4	$180.8

(i)	The Company led a consortium which was contracted by the U.K. Ministry of Defence (MoD) to design, construct, manage, finance and operate an integrated simulator-based aircrew training facility for the Medium Support Helicopter (“MSH”) fleet of the Royal Air Force. The contract covers a 40-year period, which can be terminated by the MoD after 20 years, in 2018.

In connection with the contract, the Company has established a subsidiary, CAE Aircrew Training Pic (“Aircrew”), of which it owns 78% with the balance held by the other consortium partners. This subsidiary has leased the land from the MoD, built the facility and operates the training centre. Aircrew has been consolidated with the accounts of the Company.

In addition, the Company has a minority shareholding of 14% in, and has advanced funds to, CVS Leasing Ltd. (“CVS”), an entity established to acquire the simulators and other equipment that are leased to Aircrew. CVS obtained project financing which amounts to £70.6 million at March 31, 2005 and expires in October 2016. This financing is secured solely by the assets of CVS with no recourse to CAE.

(ii)	R&D expenditures aggregated $93.5 million during the year (2004–$81.0 million, 2003–$102.0 million), of which $9.9 million representing qualifying development costs pursuant to CICA requirements (2004–$12.7 million, 2003–$13.7 million) was deferred. The Company has received government assistance of $10.8 million related to R&D expenditures during the year (2004–$13.9 million, 2003–$32.5 million), of which $0.9 million (2004–$2.3 million, 2003–$2.3 million) was recorded against deferred costs incurred to develop new products and none was recorded against machinery and equipment (2004–$1.8 million, 2003-nil), with the balance being accounted for as a reduction of research and development expenses. (Refer to Note 19)

(iii)	The Company has established secured subordinated promissory notes in connection with the sale of its various Cleaning Technologies businesses totaling $7.6 million. The notes bear interest at rates ranging from 3% to 7%.

(iv)	As indicated in Note 4, during the third quarter of fiscal 2005, the Company recognized an impairment charge of $19.3 million related to deferred development charges.

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.
DEBT FACILITIES

A. LONG-TERM DEBT

(amounts in millions)	2005	2004

(i) Senior notes	$150.6	$161.5
(ii) Revolving unsecured term credit facilities,
5 years maturing April 2006, US$350.0 (outstanding March 31, 2005–$30.4 and US$Nil, March 31, 2004–$18 1.4 and US$70.0)	30.4	273.1
5 years, maturing April 2006, €100.0 (outstanding March 31, 2005–€Nil, March 31, 2004–€20.0)	—	32.2
(iii) Term loan, maturing in April 2009 (outstanding March 31, 2005–US$Nil, March 31, 2004–US$28.2)	—	37.0
(iv) Term loans, maturing in May and June 2011
(outstanding March 31, 2005–€30.5 and €6.0, March 31, 2004–€Nil)	57.3	—
(v) Term loan of £12.7, secured, maturing in October 2016
(outstanding March 31, 2005–£6.0, March 31, 2004–£8.9)	13.7	21.4
(vi) Grapevine Industrial Development Corporation bonds, secured (US$27.0)	32.7	35.4
(vii) Amsterdam asset-backed financing maturing in December 2007 and August 2008
(outstanding March 31, 2005–€24.7, March 31, 2004–€Nil)	38.8	—
(viii) Obligations under capital lease commitments	19.4	23.7

	342.9	584.3
Less: Long-term debt due within one year	35.3	8.8

	$307.6	$575.5

(i)	Pursuant to a private placement, the Company borrowed US$108.0 million and $20.0 million. These unsecured senior notes rank equally with term bank financings with fixed repayment amounts of $20.0 million in 2005, US$15.0 million in 2007, US$60.0 million in 2009 and US$33.0 million in 2012. Fixed interest is payable semi-annually in June and December at an average rate of 7.6% on the US amounts and 7.2% on the Canadian amount. The Company has entered into interest rate swap agreements converting the initial fixed interest rate into the equivalent of a three-month LIBOR borrowing plus 3.6% on US$33.0 million of the senior notes.

(ii)	These revolving term credit facilities (US$350.0 million and €100.0 million) are unsecured and the interest rate payable is based on LIBOR, BAs or EURIBOR plus 0.6%. As at the end of March 31, 2004, an amount of $35.0 million had been fixed through a swap agreement until April 2006 at a rate of 5.0%. This swap was unwound in February 2005 as the Company repaid substantially all of the outstanding borrowings under the facilities. The average interest rate at March 31, 2005 is 3.1% (2004–3.4%).

(iii)	The Company had arranged project financing for its training centre in São Paulo, Brazil. This term loan was carrying an interest rate of 7.7% and was supported by a letter of credit for an amount equal to the outstanding obligations. The loan was repaid prior to March 31, 2005 with the proceeds from the sale of the Marine division.

(iv)	The Company, in association with Iberia Lineas de España, combined their aviation training operations in Spain. The operators financed the acquisition of the simulators from CAE and Iberia through asset-backed financing maturing in May and June 2011. As part of the lease agreements, should the October 2003 agreement be terminated, CAE and Iberia will be obliged to repurchase the simulators they contributed, in proportion to the fair value of the simulators, for a total amount equal to the outstanding balance under the financing agreement. Quarterly capital repayments are to be made for the term of the financing. The implicit interest rate is 4.60%. The net book value of the simulators being financed, as at March 31, 2005 is equal to approximately $90.2 million (€57.5 million).

(v)	The Company arranged project financing for one of its subsidiaries to finance the Company’s MSH program for the MoD in the United Kingdom. The credit facility includes a term loan that is secured by the project assets of the subsidiary and a bi-annual repayment is required until 2016. Interest on the loans is charged at a rate approximating LIBOR plus 0.85%. The Company has entered into an interest rate swap totaling £5.5 million fixing the interest rate at 6.31%. The value of the assets pledged as collateral for the credit facility as at March 31, 2005, is £26.1 million (2004–27.5 million).

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(vi)	Airport Improvement Revenue Bonds were issued by the Grapevine Industrial Development Corporation, Grapevine, Texas for amounts of US$8.0 million and US$19.0 million and maturing respectively in 2010 and 2013. Real property, improvements, fixtures and specified simulation equipment secure the bonds. The rates are set periodically by the remarketing agent based on market conditions. For the bonds maturing in 2010, the rate is set weekly. For the bonds maturing in 2013, the rate is set yearly and is subject to a maximum rate of 10% permissible under current applicable laws. As at March 31, 2005, the combined rate for both series was approximately 2.6%. The security is limited to an amount not exceeding the outstanding balance of the loans which represents US$27.0 million as at March 31, 2005. Also, a letter of credit has been issued to support the bonds for the outstanding amount of the loans.

(vii)	Asset backed financing in the Company’s Amsterdam Training centre represents financing for three different simulators expiring in December 2007 and August 2008. The average cost of the financing is equal to approximately 8.0%. The net book value of the simulators under the financing, as at March 31, 2005 is equal to approximately $44.7 million (€28.5 million).

(viii)	These capital leases are related to the leasing of various simulators in CAE’s subsidiaries. The effective interest rate on obligations under capital leases which mature have staggered maturities until March 2024 was approximately 5.0% (2004–5.0%).

(ix)	Payments required in each of the next five fiscal years to meet the retirement provisions of the long-term debt are as follows:

(amounts in millions)
2006	$35.3
2007	45.7
2008	47.8
2009	21.9
2010	84.3
Thereafter	107.9

$342.9

Details of net interest expense (income) are as follows:

(amounts in millions)	2005	2004	2003

Long-term debt interest expense	$35.3	$30.2	$33.5
Amortization of deferred financing costs and other	9.7	5.7	6.7
Allocation of interest expense to discontinued operations	(1.4)	(1.5)	(2.4)
Interest capitalized	(5.8)	(6.4)	(6.2)

Interest on long-term debt	$37.8	$28.0	$31.6

(amounts in millions)	2005	2004	2003

Interest income	$(5.7)	$(6.1)	$(3.7)
Other interest expense	—	0.5	0.2

Other interest income, net	$(5.7)	$(5.6)	$(3.5)

Certain of the Company’s debt instruments include customary positive and negative covenants, including interest coverage, leverage ratios, and restrictions on the sale of assets. In connection with the impairment charge taken during the third quarter of fiscal 2005, CAE obtained an amendment to certain definitions related to financial covenants from both its banking syndicate, with respect to the unsecured revolving credit facilities, and its senior note holders. CAE was able to obtain approval from both groups of senior lenders to amend the definitions, thus allowing the Company to be compliant with the financial covenants associated with each agreement. As at March 31, 2005, CAE is in full compliance with its financial covenants.

B. SHORT-TERM DEBT

The Company has unsecured bank lines of credit available in various currencies totaling $31.0 million (2004–$28.2 million, 2003–$89.0 million), of which $11.2 million was used as at March 31, 2005 (2004–$6.4 million, 2003–$41.3 million). The effective rate on the short-term borrowings was 4.25% (2004–4.0%, 2003–4.8%).

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.
CAPITAL STOCK

(i)	The Company’s articles of incorporation authorize the issuance of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. To date, the Company has not issued any preferred shares.

(ii)	A reconciliation of the issued and outstanding common shares of the Company is as follows:

(amounts in milions, except number of shares)		2005		2004		2003
	number	stated	number	stated	number	stated
	of shares	value	of shares	value	of shares	value

Balance at beginning of year	246,649,180	$367.5	219,661,178	$190.5	218,955,780	$186.8
Shares issued (Note 2, (a) (b))	424,628	2.0	26,600,000	175.0	—	—
Stock options exercised	869,620	3.6	282,000	1.4	650,776	3.5
Stock dividends (c)	126,901	0.7	106,002	0.6	54,622	0.2

Balance at end of year	248,070,329	$373.8	246,649,180	$367.5	219,661,178	$190.5

(a)	On November 30, 2004, the Company issued 424,628 common shares at a price of $4.71 per share, for the acquisition of Greenley &
Associates Inc.

(b)	On September 30, 2003, the Company issued 26,600,000 common shares at a price of $6.58 per share, for a cash proceeds of $175.0 million.

(c)	Until February 29th, 2004, the Company’s Dividend Reinvestment Plan (“DRIP”) provided that eligible shareholders (which covered all shareholders living wherever the shares were distributed) could elect to receive common stock dividends in lieu of cash dividends.
As of March 1, 2004, eligibility has been limited to Canadian resident shareholders only.

(iii)	The following is a reconciliation of the denominators for the basic and diluted earnings per share computations:

	2005	2004	2003

Weighted average number of common shares outstanding –Basic	247,060,580	233,167,858	219,427,513
Effect of dilutive stock options	812,273	849,912	897,806

Weighted average number of common shares outstanding –Diluted	247,872,853	234,017,770	220,325,319

Options to acquire 4,635,100 common shares (2004–4,195,400, 2003–3,198,000) have been excluded from the above calculation since their inclusion would have an anti-dilutive effect.

NOTE 13.
STOCK-BASED COMPENSATION PLANS

EMPLOYEE STOCK OPTION PLAN

Under the long-term incentive program of the Company, options may be granted to officers and other key employees of the Company and its subsidiaries to purchase common shares of the Company at a subscription price of 100% of the market value at the date of the grant. Market value is determined as the closing price of the common shares on the Toronto Stock Exchange on the last day of trading prior to the effective date of the grant.

     At March 31, 2005, a total of 10,660,426 common shares remained authorized for issuance under the Employee Stock Option Plan (“ESOP”). The options are exercisable during a period not to exceed six years and are not exercisable during the first 12 months after the date of the grant. The right to exercise all of the options accrues over a period of four years of continuous employment. However, if there is a change of control of the Company, the options become immediately exercisable. Options are adjusted proportionately for any stock dividends or stock splits attributed to the common shares of the Company.

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the outstanding options is as follows:

For the years ended March 31		2005		2004		2003
		weighted		weighted		weighted
		average		average		average
	number	exercise	number	exercise	number	exercise
	of options	price	of options	price	of options	price

Options outstanding at beginning of year	8,128,370	$7.51	5,692,750	$9.37	4,999,078	$7.70
Granted	2,046,650	$5.68	3,536,320	$4.14	1,767,000	$12.71
Exercised	(869,620)	$4.15	(282,000)	$4.88	(650,776)	$5.62
Forfeited	(809,725)	$6.77	(718,400)	$6.98	(325,400)	$9.38
Expired	(287,000)	$6.43	(100,300)	$5.70	(97,152)	$9.10

Options outstanding at end of year	8,208,675	$7.52	8,128,370	$7.51	5,692,750	$9.37

Options exercisable at end of year	3,731,085	$8.76	2,887,000	$8.07	2,000,975	$6.78

The following table summarizes information about the Company’s ESOP as at March 31, 2005:

	options outstanding			options exercisable
		average
		remaining	weighted		weighted
	number	contractual life	average exercise	number	average exercise
range of exercise prices	outstanding	(years)	price	exercisable	price

$4.08 to $5.20	2,876,875	4.07	$4.21	916,185	$4.15
$5.28 to $5.89	1,206,700	5.15	$5.63	91,800	$5.45
$6.03 to $9.20	1,527,850	2.52	$6.72	1,021,225	$6.98
$12.225 to $14.60	2,597,250	3.65	$12.53	1,701,875	$12.48

Total	8,208,675	3.33	$7.52	3,731,085	$8.76

For the year ended March 31, 2005, compensation cost for CAE’s stock options was recognized in net earnings with a corresponding credit of $2.0 million (fiscal 2004-$1.3 million) to contributed surplus using the fair value method of accounting for awards that were granted in fiscal 2004 and 2005.

The assumptions used for purposes of the option calculations outlined in this note are presented below:

	2005	2004	2003

Assumptions used in Black-Scholes options pricing model:
Dividend yield	1.26%	1.29%	1.06%
Expected volatility	40.0%	41.5%	46.5%
Risk-free interest rate	5.75%	5.75%	5.26%
Expected life (years)	6	6	6
Weighted average fair value of options granted	$2.27	$1.65	$5.84

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. STOCK-BASED COMPENSATION PLANS (CONT’D)

DISCLOSURE OF PRO FORMA INFORMATION REQUIRED UNDER CICA HANDBOOK SECTION 3870

During the year ended March 31, 2003, the Company granted 1,767,000 options to purchase common shares. The weighted average grant date fair value of options granted during this period amounted to $5.84 per option. To compute the pro forma compensation cost, the Black-Scholes valuation model was used to determine the fair value of the options granted. Pro forma net earnings and pro forma basic and diluted net earnings per share are presented below:

(amounts in millions, except per share amounts)	2005	2004	2003

Net (loss) earnings, as reported	$(199.9)	$64.0	$117.2
Pro forma impact	(2.1)	(2.5)	(2.5)

Pro forma net (loss) earnings	$(202.0)	$61.5	$114.7

Pro forma basic and diluted net earnings per share[1]	$(0.82)	$0.26	$0.52

1	For fiscal 2005, the effect of stock options potentially exercisable on pro forma net loss per share was anti-dilutive; therefore, basic and diluted pro forma net loss per share are the same.

EMPLOYEE STOCK PURCHASE PLAN

The Company maintains an Employee Stock Purchase Plan (“ESPP”) to enable employees of the Company and its participating subsidiaries to acquire CAE common shares through regular payroll deductions plus employer contributions. The Plan allows employees to contribute up to 10% of their annual base salary. The Company and its participating subsidiaries match the first $500 employee contribution and contribute $1 for every $3 on additional employee contributions, to a maximum of 2% of the employee’s base salary. Matching contributions vest at the beginning of the third year following the year during which the employee contributions were made, provided employment has been continuous during that period. Common shares of the Company are purchased by the ESPP trustee on behalf of the participants on the open market, through the facilities of the Toronto Stock Exchange. The Company recorded compensation expense in the amount of $1.4 million (2004–$1.6 million, 2003–$1.9 million) in respect of employer contributions under the Plan.

DEFERRED SHARE UNIT PLAN

The Company maintains a Deferred Share Unit (“DSU”) Plan for executives whereby an executive may elect to receive any cash incentive compensation in the form of deferred share units. The Plan is intended to enhance the Company’s ability to promote a greater alignment of interests between executives and the shareholders of the Company. A deferred share unit is equal in value to one common share of the Company. The units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the Toronto Stock Exchange during the last 10 days on which such shares traded prior to the date of issue. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. Deferred share units mature upon termination of employment, whereupon an executive is entitled to receive the fair market value of the equivalent number of common shares, net of withholdings, in cash.

     In fiscal 2000, the Company adopted a DSU Plan for Non-Employee Directors. A non-employee director holding less than 5,000 common shares of the Company receives the Board retainer and attendance fees in the form of deferred share units. A non-employee director holding at least 5,000 common shares may elect to participate in the Plan in respect of part or all of his or her retainer and attendance fees. The terms of the Plan are essentially identical to the key executive DSU Plan.

     The Company records the cost of the DSU Plan as compensation expense. As at March 31, 2005, 343,116 units were outstanding at a value of $1.9 million (2004–403,071 units at a value of $2.3 million; 2003–362,498 units at a value of $1.0 million). A total number of 114,969 units were redeemed during the fiscal year ended March 31, 2005 under both DSU Plans in accordance with their respective plan text, for a total of $0.6 million. As at March 31, 2005 and March 31, 2004 no DSU were cancelled.

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LONG-TERM INCENTIVE-DEFERRED SHARE UNIT PLAN (MAY 2003 AND MAY 2004)

During the year ended March 31, 2005, the Company adopted, as an element of its long-term incentive compensation plan, a new long-term deferred share units (“LTI-DSU”). This new LTI-DSU does not replace the existing 2003 LTI-DSU Plan. Both plans are intended to enhance the Company’s ability to promote a greater alignment of interests between executives and the shareholders of the Company. LTI-DSUs have been granted to executives and managers of the Company. A LTI-DSU is equal in value to one common share of the Company determined based on the closing quoted market value of the Company shares net of withholdings at a specific date, and subject to the Company plan. The LTI-DSU also accrued dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. The April 2003 LTI-DSU vest equally over four years and can be redeemed for cash upon retirement, death, disability or involuntary termination. In May 2003, the Company issued 1,441,011 LTI-DSU units. The expense recorded in fiscal 2005 with respect to these units was $1.2 million (2004–$1.4 million). The May 2004 LTI-DSU vest equally over five years and can be redeemed for value upon retirement, death, disability or involuntary termination. The vested shares in the account of the participant upon voluntary termination may be redeemed. The value is equal to the fair market value of the equivalent number of common shares of the Company, net of withholdings, in cash. In fiscal 2005, the Company issued 582,431 LTI-DSU units. The expense recorded in fiscal 2005 with respect to these units was $0.6 million. On March 15, 2004, the Company entered into a contract to reduce its earnings exposure to the fluctuations in the Company’s share price (refer to Note 14).

LONG-TERM INCENTIVE-RESTRICTED SHARE UNIT PLAN

The long-term incentive–restricted share unit (LTI-RSU) is intended to enhance CAE Inc.’s ability to attract and retain talented individuals to serve as officers and executive of CAE and to promote a greater alignment of interests between such officers, executives and the shareholders of CAE. The LTI-RSU is set up as a stock based performance plan. Vesting of granted restricted shares is based on the performance of the stock on the third anniversary of the grant date. Vesting is conditional to the targets set out in the LTI-RSU plan and described hereafter:

(i)	100% of the units, if CAE shares have appreciated at least 33% (10% annual compounded growth) during that timeframe; or

(ii)	50% of the units, if CAE shares have appreciated at least 24% (7.5% annual compounded growth) but not as much as 33% during that timeframe.

     No LTI-RSU vest if the market value of the Common Shares has appreciated less than 24% during the specified timeframe.

     No pro-ration in the vesting percentage of LTI-RSU occurs for any appreciation of the market value of CAE shares of between 24% and 33% during the specified timeframe.

In order to determine if the maximum or minimum return has been reached, the plan uses the weighted value of the Common Share, based on the Fair Market value during the twenty trading days immediately preceding the date. If a participant is subjected to employment loss or other form of dismissal other than for cause subjected to conditional pro-rata. If a participant leaves voluntarily or is terminated for cause, both the vested and unvested portion of the Restricted Share Units are cancelled. If the above-mentioned criteria are satisfied, the amount of money to be paid to each participant is determined by the number of Restricted Share Units in the participant’s account multiplied by the closing price of CAE’s stock on the TSX. Therefore, the closing price on the particular date is used for the vesting determination date (i.e. third anniversary vesting date). The participants are paid within ten days of the vesting determination date. In fiscal 2005, the Company issued 788,167-RSU units. The expense recorded in fiscal 2005 with respect to these units was $1.0 million.

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14.
FINANCIAL INSTRUMENTS

FOREIGN CURRENCY RISK

The Company entered into forward foreign exchange contracts totaling $305.0 million (buy contracts $42.4 million and sell contracts $262.6 million). The total net unrealized gain as of March 31, 2005, is $9.1 million (unrealized loss on buy contracts of $0.1 million and unrealized gain on sell contracts of $9.2 million).

CONSOLIDATED FOREIGN EXCHANGE TRANSACTIONS OUTSTANDING

(amounts in millions)		2005		2004
	notional	average	notional	average
CURRENCIES (SOLD/BOUGHT)	amount[1]	rate	amount[1]	rate

US/CA
Less than 1 year	$169.3	0.7964	$96.4	0.7492
Between 1 and 3 years	48.6	0.7989	15.4	0.7410
Between 3 and 5 years	0.4	0.8263	—	—
CA/US
Less than 1 year	34.4	1.2125	11.8	1.3141
US/EUR
Less than 1 year	—	—	1.9	1.1383
CA/EUR
Less than 1 year	7.9	1.5796	—	—
EUR/CA
Less than 1 year	22.2	0.6268	—	—
Between 1 and 3 years	8.9	0.6271	—	—
Between 3 and 5 years	7.8	0.6147	—	—
GBP/CA
Less than 1 year	5.0	0.4251	3.3	0.4122
Between 1 and 3 years	—	—	0.9	0.4135
CA/GBP
Less than 1 year	0.5	2.2126	—	—
GBP/US
Less than 1 year	—	—	51.7	0.5561

	$305.0		$181.4

1	Exchange rates as at the end of the respective fiscal years were used to translate amounts in foreign currencies.

CREDIT RISK

The Company is exposed to credit risk on billed and unbilled accounts receivable. However, its customers are primarily established companies with publicly available credit ratings or government agencies, factors that facilitate monitoring the risk. In addition, the Company typically receives substantial non-refundable deposits on contracts. The Company closely monitors its exposure to major airlines in order to curtail it to the extent possible.

     The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company minimizes this exposure by entering into contracts with counterparties that are of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. The credit standing of counterparties is regularly monitored.

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTEREST RATE EXPOSURE

The Company bears some interest rates fluctuation risk on its variable long-term debt and some fair value risk on its fixed interest long-term debt. As at March 31, 2005, the Company has entered into three interest rate swap agreements with three different financial institutions to mitigate these risks for a total notional value of $65.8 million. One agreement, with a notional value of $39.9 million (US$33.0 million), has converted fixed interest rate debt into floating whereby the Company pays the equivalent of a 3-month LIBOR borrowing rate plus 3.6% and receives a fixed interest rate of 7.8% up to June 2012. The remaining two contracts are converting floating interest rate debt into fixed for a notional value of $25.9 million whereby the Company will receive quarterly LIBOR and a weekly tax-exempt based floating rate and pay fixed interest payments as follows:

•	until September 2005 on $13.3 million (US$11.0 million), the Company will pay monthly a fixed annual interest rate of 5.0%;

•	until October 2016 on $12.6 million (£5.5 million), the Company will pay quarterly fixed annual interest rate of 6.3%.

After considering these swap agreements, as at March 31, 2005, 70% of the long-term debt bears fixed interest rates.

STOCK BASED COMPENSATION COST

In March 2004, the Company entered into an equity swap agreement with a major Canadian institution to reduce its cash and earnings exposure to fluctuation in the Company’s share price relating to the DSU and LTI-DSU programs. Pursuant to the agreement, the Company receives the economic benefit of dividends and share price appreciation while providing payments to the financial institution for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap partly offsets movements in the Company’s share price impacting the cost of the DSU and LTI-DSU programs. As at March 31, 2005, the equity swap agreement covered 600,000 shares of the Company.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions have been used to estimate the fair value of the financial instruments:

•	cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are valued at their carrying amounts on the balance sheet, which represent an appropriate estimate of their fair values due to their near-term maturities;

•	capital leases are valued using the discounted cash flow method;

•	long-term debt value is estimated based on discounted cash flows using current interest rates for debt with similar terms and remaining maturities;

•	interest rate and currency swap contracts reflect the present value of the potential gain or loss if settlement were to take place at the balance sheet date;

•	the forward foreign exchange contracts are represented by the estimated amounts that the Company would receive or pay to settle the con- tracts at the balance sheet date.

The fair value and the carrying amount of the financial instruments as at March 31 is as follows:

(amounts in millions)		2005		2004
	fair	carrying	fair	carrying
	value	amount	value	amount

Long-term debt	$354.2	$342.9	$612.0	$584.3
Net forward foreign exchange contracts	9.1	—	1.2	—
Interest rate swap contracts	(1.8)	—	(2.6)	—

LETTERS OF CREDIT AND GUARANTEES

As at March 31, 2005, CAE had outstanding letters of credit and performance guarantees in the amount of $73.3 million (2004–$168.6 million) issued in the normal course of business. These guarantees are issued under standby facilities available to the Company through various financial institutions.

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. FINANCIAL INSTRUMENTS (CONT’D)

The advance payment guarantees are related to progress/milestone payments made by our customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signature of a certificate of completion. The letters of credit for the operating lease obligations provide credit support for the benefit of the owner participant in the September 30, 2003 sale and leaseback transaction and an operating lease for a simulator in another subsidiary.

(amounts in millions)	2005	2004

Advance payment	$25.3	$119.2
Contract performance	7.8	10.6
Operating lease obligations	37.6	31.1
Others	2.6	7.7

Total	$73.3	$168.6

RESIDUAL VALUE GUARANTEES-SALE AND LEASEBACK TRANSACTIONS

Following certain sale and leaseback transactions, the Company has agreed to guarantee the residual value of the underlying equipment in the event that the equipment is returned to the lessor and the net proceeds of any eventual sale do not cover the guaranteed amount. The maximum amount of exposure is $52.3 million of which $22.6 million matures in 2007, $12.3 million matures in 2008, $8.2 million in 2020 and $9.2 million in 2023. Of this amount, as at March 31, 2005, $33.1 million is recorded as deferred gain (2004–$33.1 million).

INDEMNIFICATIONS

In certain instances when CAE sells businesses, the Company may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities existing, or arising from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental liabilities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that other than the liabilities already accrued, the maximum potential future payments that the Company could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defenses, which are not estimable. However, costs incurred to settle claims related to these indemnifications have not been material to the Company’s financial position, results of operations or cash flows.

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.
INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

(amounts in millions)	2005	2004	2003

Earnings before income taxes and discontinued operations	$(405.1)	$58.9	$166.3

Statutory income tax rates in Canada	31.27%	32.78%	34.70%
Income taxes at Canadian statutory rates	$(126.7)	$19.3	$57.7
Difference between Canadian statutory rates and those applicable to foreign subsidiaries	(12.2)	(2.9)	1.4
Manufacturing and processing allowance	—	(0.5)	(3.5)
Goodwill impairment	61.7	—	—
Losses not tax effected	2.7	0.2	1.0
Tax benefit of operating losses not previously recognized	(12.2)	(5.2)	(1.1)
Tax benefit of capital losses not previously recognized	(11.3)	—	—
Non taxable capital gain	(0.1)	(0.2)	(0.7)
Non deductible items	4.5	3.3	(0.4)
Prior years’ tax adjustments and assessments	(3.6)	(3.6)	(0.9)
Impact of change in income tax rates on future income taxes	(1.0)	0.7	(1.7)
Non taxable research and development tax credits	(1.5)	(0.5)	(0.4)
Other	(0.7)	0.9	1.0

Total income tax (recovery) expense	$(100.4)	$11.5	$52.4

Significant components of the provision for income tax expense attributable to continuing operations are as follows:

(amounts in millions)	2005	2004	2003

Current income tax expense	$13.5	$14.4	$36.2
Future income tax (recovery) expense	(113.9)	(2.9)	16.2

Total income tax (recovery) expense	$(100.4)	$11.5	$52.4

The tax effects of temporary differences that gave rise to future tax liabilities and assets are as follows:

(amounts in millions)	2005	2004

Non-capital loss carryforwards	$71.4	$73.6
Capital loss carryforwards	4.6	17.5
Investment tax credits	(20.9)	(14.3)
Property, plant and equipment	(8.7)	(32.7)
Intangibles	(0.5)	(22.3)
Amounts not currently deductible	19.1	13.7
Deferred revenues	12.4	4.7
Percentage of completion versus completed contract	(6.9)	(45.3)
Other	6.2	10.5

	76.7	5.4

Valuation allowance	(31.1)	(43.2)

Net future income tax assets (liabilities)	$45.6	$(37.8)

As of March 31, 2005, the Company has accumulated non-capital losses carried forward relating to operations in the United States for approximately $122.6 million (US$101.3 million). For financial reporting purposes, a net future tax income asset of $33.6 million (US$27.8 million) has been recognized in respect of these loss carry forwards.

     The Company has accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $66.8 million. For financial reporting purposes, a net future income tax asset of $10.6 million has been recognized.

69 >

> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. INCOME TAXES (CONT’D)

The Company has also accumulated capital losses carried forward relating to operations in the United States for approximately $11.5 million (US$9.5 million). For financial reporting purposes, no future tax income asset was recognized, as a full valuation allowance was taken.

The non-capital losses for income tax purposes expire as follows:

(amounts in millions)	UNITED STATES (US$)	OTHER COUNTRIES (CA$)

Year of expiration:
2006	$—	$—
2007	31.5	—
2008	27.2	0.4
2009	6.0	0.8
2010	—	0.1
2011-2023	36.6	0.6
No expiration	—	64.9

	$101.3	$66.8

The valuation allowance relates principally to loss carryforward benefits where realization is not likely due to a history of loss carryforwards and to the uncertainty of sufficient taxable earnings in the future, together with time limitations in the tax legislation giving rise to the potential benefit. In 2005, $22.3 million (2004–$5.7 million) of the valuation allowance balance was reversed when it became more likely than not that benefits would be realized.

NOTE 16.
DEFERRED GAINS AND OTHER LONG-TERM LIABILITIES

(amounts in millions)	2005	2004

Deferred gains on sale and leasebacks (i)	$90.7	$90.5
Deferred revenue and gains	21.1	33.9
Long-term portion of employee benefits obligation (Note 21)	24.9	26.3
Government cost sharing (Note 19)	7.6	7.2
Minority interest (ii)	16.9	1.6
Other	18.6	11.5

	$179.8	$171.0

(i)	The related amortization for the year amounts to $3.5 million (2004–$3.2 million, 2003–$2.1 million).

(ii)	In fiscal 2005 CAE acquired 80% of the training centre Servicios de Instruccion de Vuelo, S.L. in Spain.

NOTE 17.
SUPPLEMENTARY CASH FLOW INFORMATION

Cash provided (used in) by non-cash working capital is as follows:

(amounts in millions)	2005	2004	2003

Accounts receivable	$53.9	$(16.1)	$28.7
Inventories	18.7	(21.6)	0.6
Prepaid expenses	0.5	(6.3)	(6.3)
Income taxes recoverable	28.5	(8.8)	(23.7)
Accounts payable and accrued liabilities	(42.3)	(49.7)	17.9
Deposits on contracts	26.3	2.3	(81.9)

Decrease (increase) in non-cash working capital	$85.6	$(100.2)	$(64.7)

Interest paid	$38.2	$41.1	$38.1
Income taxes paid	$—	$8.2	$3.4

> 70

> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings from continuing operations include a net foreign exchange gain of $5.2 million in 2005 or $0.02 per share (2004–net foreign exchange gain of $10.2 million or $0.04 per share, 2003–net foreign exchange gain of $7.6 million or $0.03 per share).

NOTE 18.
CONTINGENCIES

Through the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Accruals are made in instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters will have a material impact on its financial position.

NOTE 19.
GOVERNMENT COST SHARING

The Company has signed agreements with the Government of Canada whereby the latter shares in the cost, based on expenditures incurred by the Company, of certain R&D programs for visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications. Funding in the amount of $31.2 million related to the visual R&D programs was completed in 2001. There were no royalty payments for this program in fiscal 2005 (2004-$0.4 million). Funding in the amount of $41.4 million related to the civil flight simulation program was completed in 2004. Royalty payments for this program are estimated at $3.5 million in fiscal 2005 (2004-$3.2 million). In fiscal 2003, funding of $39.0 million was approved to develop a military network simulation. Royalty payments for this program are estimated at $2.4 million in fiscal 2005 (2004–nil). The amount of funding received in fiscal 2005 was $10.8 million (2004–$8.5 million, 2003-$12.3 million). The Company provided for $12.9 million of future repayments on the civil flight simulation program and the military network simulation program in fiscal 2005. These programs are repayable in the form of royalties to March 2013 based on future sales. The maximum amount of royalties payable under the visual program is $41.4 million. The maximum payment under the civil or military simulation programs, based on future sales, is $66.0 million and $53.6 million respectively.

NOTE 20.
OPERATING LEASE COMMITMENTS

Future minimum lease payments under operating leases are as follows:

(amounts in millions)	civil	military	total

Years ending March 31,
2006	$46. 1	$34.7	$80.8
2007	58.5	26.3	84.8
2008	48.4	24.3	72.7
2009	36.0	23.4	59.4
2010	33.6	21.8	55.4
Thereafter	284.9	76.6	361.5

	$507.5	$207.1	$714.6

71 >

> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21.
EMPLOYEE FUTURE BENEFITS

The Company has two Registered funded defined benefit pension plans in Canada (one for employees and one for designated executives) that provide benefits based on length of service and final average earnings. In addition, the Company maintains a Supplemental arrangement to provide defined benefits for designated executives. This Supplemental arrangement is solely the obligation of the Company and there is no requirement to fund it. The Company, however, is obligated to pay the benefits when they become due. Once the designated executive retires from the Company, the Company is required to secure the obligation for that executive. As at March 31, 2005, the Company has issued letters of credit totaling $19.2 million to secure the obligations under this Supplemental arrangement.

     Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equities and government and corporate bonds.

     On February 3, 2005 the Company sold the Marine Controls division, resulting in a curtailment loss of $0.2 million which has been included in discontinued operations.

     On January 1, 2005, the Company approved some pension plan improvements to the Registered pension plans resulting in increased pension obligations of $0.9 million.

The changes in the pension obligations and in the fair value of assets and the funded status of the Registered pension plans were as follows:

(amounts in millions)	2005	2004

Change in pension obligations
Pension obligation, beginning of year	$139.5	$133.5
Current service cost	3.6	3.4
Interest cost	9.0	8.6
Curtailment of discontinued operations	(4.2)	(1.5)
Employee contributions	2.6	2.7
Plan amendments	0.9	1.2
Pension benefits paid	(8.1)	(8.4)
Actuarial loss	15.4	—

Pension obligation, end of year	158.7	139.5

Change in fair value of plan assets
Fair value of plan assets, beginning of year	$118.9	$105.6
Actual return on plan assets	12.6	14.4
Pension benefits paid	(8.1)	(8.4)
Settlement of discontinued operations	(4.2)	(1.3)
Plan expenses	(0.3)	(0.3)
Employee contributions	2.6	2.7
Employer contributions	6.7	6.2

Fair value of plan assets, end of year	128.2	118.9

Funded status-plan deficit	(30.5)	(20.6)
Unrecognized net actuarial loss	42.4	34.4
Unamortized past service cost	6.1	5.8

Amount recognized as an asset, end of year	$18.0	$19.6

As at March 31, 2004 and March 31, 2005, all plans had pension obligations in excess of plan assets.

> 72

> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CAE pension plan weighted-average asset allocations by asset category are as follows:

allocation of plan assets at measurement dates
asset category	december 31, 2004	december 31, 2003

Equity securities	63%	64%
Fixed income securities	37%	36%

Total	100%	100%

There is a target allocation percentage for equity securities of 63%, which includes a mix of Canadian, U.S. and international equities, and for the fixed income securities of 37%, which must be rated BBB or higher. Individual asset classes are allowed to fluctuate slightly, and are rebalanced regularly to the target mix. Fund managers are responsible for investing the assets so as to achieve return in line with underlying market indices.

The net pension cost for Registered pension plans for the years ended March 31 included the following components:

(amounts in millions)	2005	2004	2003

Current service cost	$3.6	$3.4	$3.8
Plan expenses	0.3	0.3	0.3
Interest cost on pension obligations	9.0	8.5	7.6
Actual return on plan assets	(12.6)	(14.4)	7.3
Net actuarial loss on benefit obligation	15.4	—	7.3
Past service cost arising from plan amendments in the period	0.9	1.2	2.8

Pension cost before adjustments to recognize the long-term nature of plans	16.6	(1.0)	29.1

Adjustments to recognize long-term nature of plans:
Difference between expected return and actual return on plan assets	4.8	7.7	(14.5)
Difference between actuarial loss recognized for the year and actual actuarial loss on benefit obligation for the year	(14.0)	2.2	(6.5)
Difference between amortization of past service cost for the year and actual plan amendments for the year	(0.4)	(0.8)	(2.6)

Total adjustment	(9.6)	9.1	(23.6)

Net pension cost	7.0	8.1	5.5
Curtailment/settlement of discontinued operations	1.3	0.8	—

Net pension cost including curtailment/settlement of discontinued operations	$8.3	$8.9	$5.5

The following components must be disclosed under US GAAP and are combinations of elements presented above:

(amounts in millions)	2005	2004	2003

Expected return on plan assets	$(7.8)	$(6.7)	$(7.2)
Amortization of net actuarial loss	1.4	2.2	0.8
Amortization of past service costs	0.5	0.4	0.2

With respect to the Supplemental arrangement, the net pension cost for 2005 was $1.4 million (2004–$1.7 million; 2003–$1.7 million). The net pension cost for 2005 is made up of $0.8 million of current service cost (2004–$0.8 million; 2003–$0.8 million), $1.0 million of interest cost on obligations (2004–$0.9 million; 2003–$0.9 million), $1.0 million of actuarial loss (2004–$0.1 million; 2003–$1.7 million), an adjustment to actuarial loss of ($1.0) million (2004–($0.1) million; 2003–($1.7 million) and ($0.4) million (2004–nil; 2003–nil) of settlement and other loss.

     The pension obligations relative to the Supplemental arrangement was $16.1 million as at March 31,2005 (2004–$14.6 million; 2003 – $13.7 million). In fiscal year ending March 2005, the current service cost was $0.8 million, the interest cost on pension obligations was $0.9 million, the benefits paid were $0.8 million, the actuarial loss was $1.0 million, the special/contractual termination benefits was $0.2 million and the settlement of discontinued operations was $0.6 million. In fiscal year ending March 2004, the current service cost was $0.8 million, the interest cost on pension obligations was $0.9 million, the benefits paid were $0.9 million and the actuarial loss was $0.1 million. The total amount recognized as a liability, as at March 31, 2005, was $16.0 million (2004–$15.4 million). The difference between this obligation recognized by the Company and the pension obligation is the amount of unamortized actuarial (loss) gains of $(0.1) million (2004-$0.8 million).

73 >

> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21. EMPLOYEE FUTURE BENEFITS (CONT’D)

Expected contributions and benefit payments:

In the fiscal year ending March 2005, CAE contributed $6.7 million (2004–$6.2 million) to its Registered pension plans and an additional $0.8 million (2004-0.9$ million) to the Supplemental arrangement.

     In the next fiscal year, CAE expects to contribute $7.4 million to its Registered pension plans and an additional $0.8 million to the Supplemental arrangement.

The benefit payments expected to be paid in future years are as follows:

	registered	supplemental
(amounts in millions)	plans	arrangement

Year:
2006	$8.3	$0.9
2007	8.9	0.9
2008	9.5	0.9
2009	10.3	0.9
2010	11.1	1.0
2011-2015	70.0	6.5

Significant assumptions (weighted average):

	2005	2004

Pension obligations as of March 31:
Discount rate	6.0%	6.5%
Compensation rate increases (i)	4.5%	4.25%
Net pension cost:
Expected return on plan assets	6.5%	6.5%
Discount rate	6.5%	6.5%
Compensation rate increases (i)	4.5%	4.25%

(i)	For the executive plans, the compensation rate increase is 3.25%.

For the purpose of calculating the expected return on plan assets, historical and expected future returns were considered separately for each class of asset based on the asset allocation.

     The Company measures its benefit obligations and fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of March 28, 2002 for the employee Registered plan, and December 31, 2001 for the designated executive Registered plan. The next required valuation will be as of December 31, 2004 for both Registered plans.

     The total net amount recognized for the Registered plans and the Supplemental arrangement is an asset of $2.0 million (2004–asset of $4.2 million) and is included in the Company’s Consolidated Balance Sheet in other assets for $18.0 million (2004 – $19.6 million) and in deferred gains and other long-term liabilities for $16.0 million (2004–$15.4 million).

NOTE 22.
CURRENCY TRANSLATION ADJUSTMENT

The net change in the currency translation adjustment account is as follows:

(amounts in millions)	2005	2004

Balance at beginning of year	$(12.1)	$28.5
Effect of changes in exchange rates during the year:
On net investment in self-sustaining subsidiaries (net of taxes)	(59.4)	(62.2)
On certain long-term debt denominated in foreign currencies designated as a hedge of net investments in self-sustaining foreign subsidiaries	12.2	21.6
Portion included in income as a result of reductions in net investments in self-sustaining foreign operations	(7.0)	—

Balance at end of year	$(66.3)	$(12.1)

> 74

> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23.
INVESTMENT TAX CREDITS

In the first quarter of fiscal 2005, an amount of $11.4 million, net of tax of $4.7 million of ITC was recognized in net earnings and $0.4 million was recorded against deferred development costs for expenses. These amounts related to the results of examinations by the taxation authorities for fiscal years 2000 to 2002, and to Management’s reassessment of its best estimate of potential tax liabilities for the subsequent fiscal years. On a per segment and discontinued operations basis gross ITC were recognized as follows: Civil $9.8 million, Military $4.4 million and discontinued operations $1.9 million.

     The following table provides the earnings from operations before interest and income taxes amounts by segment and discontinued operations, including and excluding ITC provisions reversed based on recent tax examinations:

	including	excluding
	itc provisions	itc provisions
(amounts in millions)	reversed	reversed

Civil	$47.6	$37.8
Military	47.2	42.8
Discontinued operations	135.0	133.1

	$229.8	$213.7

NOTE 24.
RESTRUCTURING COSTS

In fiscal 2004 and fiscal 2005, the Company proceeded with three measures intended to restore the Company’s profitability, cash flow and return on investment.

     The first two initiatives were announced at the end of the fourth quarter of fiscal 2004 and carried-out during the first and second quarters of fiscal 2005.

     The first initiative resulted in a restructuring charge of $8.2 million that was recorded in the results of the fourth quarter of fiscal 2004. An amount of $0.7 million related to the sale of its Marine Controls segment has been allocated to discontinued operations. The charge included severance and other involuntary termination costs that related mainly to the workforce reduction of approximately 250 employees in the Montreal plant, following the loss of a major simulation equipment contract to a competitor. The complete amount was disbursed during the first and second quarters of fiscal 2005.

     The second initiative was designed to integrate a number of functions in some European training centres. A restructuring charge of $1.8 million, mainly for severances and other costs, was also recorded in the results of the fourth quarter of fiscal 2004. During fiscal 2005, an amount of $1.2 million was disbursed, leaving a provision of $0.6 million, expected to be paid by the end of the first quarter of fiscal 2006.

     During the fourth quarter of 2005, following a comprehensive review of current performance and the strategic orientation of its operations, the Company announced a broad restructuring plan aimed at the elimination of existing duplications between the Civil and Military segments and the achievement of a more competitive cost structure. The plan, that includes a workforce reduction of approximately 450 employees and the closing of redundant facilities, has an important effect on the Company’s operations in Montreal but also around the world, including some European and American training centres. Total amount to be incurred as a result of this measure is in the range of $55 to $65 million. A restructuring charge of $24.5 million, consisting mainly of severance and other related costs, was recorded in the results of the fourth quarter of fiscal year 2005 on a separate line of the statement of earnings. During the quarter, $13.9 million was paid, resulting in a balance of $10.6 million as at March 31, 2005, which is expected to be paid in fiscal year 2006.

RESTRUCTURING COSTS SUMMARY

	employee
	termination
(amounts in millions)	costs	other costs	total

Costs charged to expense	$8.7	$0.6	$9.3
Payments made	(8.2)	(0.5)	(8.7)

Balance of provision as at March 31, 2004	0.5	0.1	0.6
Costs charged to expense	20.8	3.7	24.5
Payments made	(12.1)	(1.8)	(13.9)

Balance of provision as at March 31, 2005	$9.2	$2.0	$11.2

75 >

> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25.
VARIABLE INTEREST ENTITIES

The Company has entered into sale and leaseback arrangements with special purpose entities (“SPEs”). These arrangements relate to simulators used in the Company’s training centres for the military and civil aviation. These leases expire in different periods up to 2023, with the exception of one in 2037. Typically, the Company has the option to purchase the equipment at a specific time during the lease terms at a specific purchase price. Some leases include renewal options at the end of the term. In some cases, the Company has provided guarantees for the residual value of the equipment at the expiry date of the leases or at the date the Company exercises its purchase option. These SPEs are financed by secured long-term debt and third-party equity investors who in certain cases benefit from tax incentives. The equipment serves as collateral for the SPEs’ long-term debt.

     The Company’s variable interests in these SPEs are solely through residual value guarantees and fixed purchase price options, except for one case where it is in the form of equity and subordinated loan. In one case, the Company also provides administrative services to the SPE in return for a market fee.

     Some of these SPEs are variable interest entities (VIEs) and the Company is the primary beneficiary for only one of them with assets and liabilities amounting to $44.1 million and $38.9 million respectively as at March 31, 2005. Accordingly, this entity was consolidated effective January 1, 2005 and the retroactive application, without restatement, of AcG-15 resulted in a $3.3 million increase in retained earnings as at March 31, 2005. For all of the other SPEs that are VIEs, the Company is not the primary beneficiary and consolidation is not appropriate under AcG-15. As at March 31, 2005, the Company’s maximum potential exposure relating to these non-consolidated SPEs was $49.4 million. The non-consolidated SPEs’ assets amounted to $183.8 million as at March 31, 2005.

     The liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating this VIE do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Additionally, the consolidation of this VIE did not result in any change in the underlying tax, legal or credit exposure of the Company.

NOTE 26.
OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company’s significant operating segments include:

(i)	Civil Simulation and Training (“Civil”) –a world-leading supplier of civil flight simulators and visual systems, and a provider of business and civil aviation training.

(ii)	Military Simulation and Training (“Military”) –a premier supplier of military flight and land-based simulators, visual and training systems.

Each operating segment is led by a senior executive and offers different products and uses different technology and marketing strategies. The Company evaluates performance based on earnings before interest, income taxes and discontinued operations and uses capital employed to assess resources allocated to each segment. Capital employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets less accounts payable and accrued liabilities, deposits on contracts and deferred gains and other long-term liabilities.

> 76

> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial information on the Company’s operating segments is shown in the following table:

OPERATING SEGMENTS

(amounts in millions)	2005	2004	2003

Capital employed
Civil	$621.5	$1,030.1	$1,143.2
Military	193.5	303.6	251.9
Other	15.3	(21.5)	(35.9)

Total capital employed	$830.3	$1,312.2	$1,359.2
Cash and cash equivalents	57.1	54.7	13.5
Restricted cash	0.9	7.0	14.4
Short-term investments	—	—	2.5
Income taxes recoverable	58.5	52.0	25.7
Accounts payable and accrued liabilities	312.8	322.0	376.5
Deposits on contracts	93.5	69.3	68.5
Future income taxes— short-term	2.5	1.8	(13)
Future income taxes— long-term	101.0	89.0	85.7
Deferred gains and other long-term liabilities	179.8	171.0	139.6
Assets held for sale	63.3	229.7	272.2

Total assets	$1,699.7	$2,308.7	$2,356.5

Total assets by segment
Civil	$929.7	$1,315.6	$1,460.6
Military	418.5	509.6	449.1
Assets held for sale	63.3	229.7	272.2
Other	288.2	253.8	174.6

	$1,699.7	$2,308.7	$2,356.5

Segmented revenues
Civil	$523.0	$465.0	$518.1
Military	467.6	477.5	463.7

	$990.6	$942.5	$981.8

Intersegment revenues
Civil	$2.8	$3.2	$0.9
Military	1.6	0.9	4.1

	$4.4	$4.1	$5.0

External revenues
Civil	$520.2	$461.8	$517.2
Military	466.0	476.6	459.6

	$986.2	$938.4	$976.8

Amortization of property, plant and equipment
Civil	$41.8	$37.7	$37.2
Military	12.1	12.7	11.0
Other	1.2	0.9	0.3

	$55.1	$51.3	$48.5

Amortization of intangible assets
Civil	$6.3	$6.8	$7.5
Military	0.1	0.1	0.2

	$6.4	$6.9	$7.7

Amortization of other assets
Civil	$14.4	$10.1	$5.3
Military	4.5	1.4	1.6
Other	1.6	1.7	2.0

	$20.5	$13.2	$8.9

77 >

> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26. OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (CONT’D)

OPERATING SEGMENTS

(amounts in millions)	2005	2004	2003

Capital expenditures
Civil	$111.5	$81.7	$212.1
Military	6.5	5.1	12.1

	$118.0	$86.8	$224.2

Additions and adjustments to goodwill
Civil	$1.1	$(12.5)	$(4.8)
Military	(4.5)	(7.4)	(7.1)
Impairment	(205.2)	—	—

	$(208.6)	$(19.9)	$(11.9)

Additions and adjustments to intangible assets
Civil	$3.8	$(5.9)	$6.2
Military	0.7	(0.2)	(0.2)
Impairment	(107.1)	—	—

	$(102.6)	$(6.1)	$6.0

GEOGRAPHIC INFORMATION

(amounts in millions)	2005	2004	2003

Revenue from external customers based on their location
Canada	$81.4	$109.8	$75.3
United States	413.5	302.2	292.0
United Kingdom	85.3	86.5	109.6
Germany	110.2	129.8	113.7
Other European countries	137.9	153.2	128.0
Other countries	157.9	156.9	258.2

	$986.2	$938.4	$976.8

Property, plant and equipment, goodwill and intangible assets
Canada	$195.7	$224.1	$226.6
United States	277.4	430.6	563.1
European	405.1	500.9	466.4
Other countries	26.3	54.3	83.1

	$904.5	$1,209.9	$1,339.2

> 78

> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27.
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (US GAAP).

     Additional disclosures required under US GAAP have been provided in the accompanying financial statements and notes.

The reconciliation of net earnings in accordance with Canadian GAAP to conform to US GAAP is as follows:

Years ended March 31 (amounts in millions, except per share amounts)	note	2005	2004	2003

Net (loss) earnings in accordance with Canadian GAAP		$(199.9)	$64.0	$117.2
Discontinued operations in accordance with Canadian GAAP		104.8	16.6	3.3

(Loss) Earnings from continuing operations for the year in accordance with Canadian GAAP		$(304.7)	$47.4	$113.9
Deferred development costs, net of tax recovery of $2.2 (2004 - recovery-$1.2), (2003 - recovery — $2.7)	A	9.5	(2.5)	(5.8)
Deferred pre-operating costs, net of tax expense of $3.6 (2004 - $0.4), (2003 - recovery-$1.2)	B	8.1	(0.1)	(2.6)
Derivative instruments, net of tax recovery of $0.8 (2004 -$4.0) (2003 -$7.2)	C	(4.0)	(8.5)	(15.5)
Variable interest entities net of tax expense of $0.5 (2004 - $2.5) , (2003 - $0.9)	G	0.6	5.3	2.0
Foreign exchange gain on purchase of subsidiary in 2002, net of tax recovery of $3.7 million	E	(7.9)	—	—

(Loss) Earnings from continuing operations before cumulative effect of accounting change — US GAAP		$(298.4)	$41.6	$92.0
Discontinued operations in accordance to US GAAP	A,B,C,H	98.9	15.9	3.9

Net (loss) earnings before cumulative effect of accounting change — US GAAP		$(199.5)	$57.5	$95.9
Cumulative effect on prior years of accounting change	D,G	(0.6)	—	—

Net (loss) earnings for the year in accordance with US GAAP		$(200.1)	$57.5	$95.9

Basic and diluted (loss) earnings per share from continuing operations in accordance with US GAAP		$(1.21)	$0.18	$0.42

Basic and diluted results per share from discontinued operations in accordance with US GAAP		$0.40	$0.07	$0.02

Basic and diluted net (loss) earnings per share before cumulative effect of accounting change in accordance with US GAAP		$(0.81)	$0.25	$0.44

Basic and diluted net (loss) earnings per share in accordance with US GAAP		$(0.81)	$0.25	$0.44

Dividends per common share		$0.10	$0.12	$0.12

Weighted average number of common shares outstanding		247.1	233.2	219 .4

(amounts in millions)		2005	2004	2003

Comprehensive income
Net (loss) earnings in accordance with US GAAP		$(200.1)	$57.5	$95.9
Accumulated minimum pension liability, net of taxes of $1.7 (2004- $4.2) (2003 - $10.8)	J	(4.2)	9.1	(23.5)
Foreign currency translation adjustments		(41.3)	(40.1)	36.8

Comprehensive income		$(245.6)	$26.5	$109.2

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

ACCUMULATED OTHER COMPREHENSIVE LOSS IN ACCORDANCE WITH US GAAP

	foreign	change
	currency	in minimum
	translation	pension
(amounts in millions)	adjustments	liability	total

Opening balance — 2003	$(15.1)	$—	$(15.1)
Changes for the year — 2003	36.8	(23.5)	13.3

Closing balance — 2003	21.7	(23.5)	(1.8)
Changes for the year — 2004	(40.1)	9.1	(31.0)

Closing balance — 2004	(18.4)	(14.4)	(32.8)
Changes for the year — 2004	(41.3)	(4.2)	(45.5)

Ending balance — 2005	$(59.7)	$(18.6)	$(78.3)

The cumulative effect of these adjustments on the shareholders’ equity of the Company is as follows:

(amounts in millions)	note	2005	2004

Shareholders’ equity in accordance with Canadian GAAP		$651.6	$918.8
Deferred development costs, net of tax expense of $15.6 (2004 — $13.4)	A	(18.4)	(27.9)
Deferred pre-operating costs, net of tax expense of $5.2 (2004 — $8.8)	B	(10.8)	(18.9)
Derivative instruments, net of tax expense of $10.3 (2004 — $9.8)	C	(22.5)	(21.0)
Foreign currency translation adjustments	H	—	(6.6)
Variable interest entities net of tax recovery of nil (2004 — $3.0)	I	—	6.0
Foreign exchange gain on purchase of subsidiary, net of tax recovery of nil (2004 - $3.7)	E	—	7.9
Minimum pension liability, net of tax expense of $8.3 (2004 - $6.6)	J	(18.6)	(14.4)

Shareholders’ equity in accordance with US GAAP		$581.3	$843.9

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The balance sheets in accordance with US GAAP as at March 31, 2005 and March 31, 2004 are as follows:

			march 31, 2005		march 31,2005
		canadian	us	canadian	us
(amounts in millions)	notes	gaap	gaap	gaap	gaap

Assets
Cash and cash equivalents		$57.1	$57.1	$54.7	$54.7
Accounts receivable		255.7	255.7	316.5	316.5
Derivative instruments	C	—	9.1		1.4
Inventories		101.0	101.0	147.7	147.7
Prepaid expenses		17.8	17.8	19.6	16.2
Income taxes recoverable		58.5	58.5	52.0	52.0
Future income taxes		2.5	2.5	1.8	1.8
Current assets held for sale		5.8	3.4	89.8	87.7

		$498.4	$505.1	$682.1	$678.0

Restricted cash		0.9	0.9	7.0	7.0
Property, plant and equipment, net		792.2	792.2	780.0	858.9
Future income taxes	A,B,C,E,G,J	101.0	140.9	89.0	120.7
Intangible assets	J	20.2	26.3	129.2	135.0
Goodwill		92.1	92.1	300.7	312.3
Other assets	A,B	137.4	90.5	180.8	114.2
Long-term assets held for sale		57.5	56.9	139.9	140.0

		$1,699.7	$1,704.9	$2,308.7	$2,366.1

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$312.8	$312.8	$322.0	$321.3
Deposits on contracts		93.5	93.5	69.3	69.3
Derivative instruments	C	—	42.3	—	31.3
Long-term debt due within one year		35.3	35.3	8.8	21.1
Future income taxes		19.6	19.6	51.1	51.1
Current liabilities related to assets held for sale	J	7.8	8.0	54.5	55.8

		$469.0	$511.5	$505.7	$549.9

Long-term debt		307.6	307.6	575.5	669.1
Deferred gains and other long-term liabilities	J	179.8	212.8	171.0	165.5
Future income taxes		38.3	38.3	77.5	77.5
Long-term liabilities related to assets held for sale		53.4	53.4	60.2	60.2

		$1,048.1	$1,123.6	$1,389.9	$1,522.2

Shareholders’ equity
Capital stock	F,K	$373.8	$618.0	$367.5	$611.7
Contributed surplus		3.3	3.3	1.3	1.3
Retained earnings	A,B,C,D,E,F,G,H,K	340.8	38.3	562.1	263.7
Currency translation adjustment	H,I	(66.3)	—	(12.1)	—
Accumulated other comprehensive loss	H,J	—	(78.3)	—	(32.8)

		$651.6	$581.3	$918.8	$843.9

		$1,699.7	$1,704.9	$2,308.7	$2,366.1

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

CONSOLIDATED STATEMENT OF CASH FLOWS

Under US GAAP reporting, separate subtotals within operating, financing and investment activities would not be presented.

The reconciliation of cash flows under Canadian GAAP to conform to US GAAP is as follows:

Years ended March 31 (amounts in millions)	note	2005	2004	2003

Cash flows from operating activities in accordance with Canadian GAAP		$207.6	$5.7	$154.9
Deferred development costs	A	(9.9)	(12.7)	(13.3)
Deferred pre-operating costs	B	(1.7)	(6.6)	(10.3)
Variable interest entities	G	5.6	13.7	10.9
Deferred pre-operating costs related to discontinued operations		(0.4)	(3.8)	2.7

Cash flows from operating activities in accordance with US GAAP		$201.2	$(3.7)	$144.9

Cash flows from investing activities in accordance with Canadian GAAP		$131.6	$24.5	$(134.4)
Deferred development costs	A	9.9	12.7	13.3
Deferred pre-operating costs	B	1.7	6.6	10.3
Deferred pre-operating costs related to discontinued operations		0.4	3.8	(2.7)

Cash flows from investing activities in accordance with US GAAP		$143.6	$47.6	$(113.5)

Cash flows from financing activities in accordance with Canadian GAAP		$(337.3)	$17.8	$(94.4)
Variable interest entities	G	(5.6)	(13.7)	(10.9)

Cash flows from financing activities in accordance with US GAAP		$(342.9)	$4.1	$(105.3)

RECONCILIATION ITEMS

A) DEFERRED DEVELOPMENT COSTS

Under US GAAP, development costs are charged to expense in the period incurred. Under Canadian GAAP, certain development costs are capitalized and amortized over their estimated useful lives if they meet the criteria for deferral. The difference between US GAAP and Canadian GAAP represents the gross development costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized.

B) DEFERRED PRE-OPERATING COSTS

Under US GAAP, pre-operating costs are charged to expense in the period incurred. Under Canadian GAAP, the amounts are deferred and amortized over 5 years based on the expected period and pattern of benefit of the deferred expenditures. The difference between US GAAP and Canadian GAAP represents the gross pre-operating costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized.

C) DERIVATIVE FINANCIAL INSTRUMENTS

Under Canadian GAAP, the Company recognizes the gains and losses on forward contracts entered into for hedging purposes in income concurrently with the recognition of the transactions being hedged. The interest payments relating to swap contracts are recorded in net earnings over the life of the underlying transaction on an accrual basis as an adjustment to interest income or interest expense. Under US GAAP, all derivatives (including embedded derivatives in purchase and sale contracts) are recorded on the balance sheet at fair value. Realized and unrealized gains and losses resulting from the valuation of derivatives at market value are recognized in net earnings as the gains and losses arise and not concurrently with the recognition of the transactions being hedged, as the Company does not apply the optional hedge accounting provisions of SFAS 133, 138 and 149.

D) ADJUSTMENTS FOR CHANGES IN ACCOUNTING POLICIES

Under US GAAP, the cumulative effect of certain accounting changes must be included in earnings in the year of the change. Under Canadian GAAP, the impact is reflected through retained earnings.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

E) FOREIGN EXCHANGE GAIN ON PURCHASE OF SUBSIDIARY

Under Canadian GAAP, upon the purchase of Schreiner, a foreign exchange gain was recorded in fiscal 2002 as a reduction of goodwill on the forward contract hedge of the foreign currency denominated purchase price. Under US GAAP, this gain was recorded in earnings. In fiscal 2005, Management performed a comprehensive review of current performance and strategic orientation of its business units, which led to the review of the carrying amount of certain assets such as the goodwill of Schreiner (Note 4). Accordingly, an additional impairment charge of $7.9 million (net of tax of $3.7 million) was recorded in earnings as per US GAAP.

F) REDUCTION IN STATED CAPITAL

On July 7, 1994, the Company applied a portion of its deficit as a reduction of its stated capital in the amount of $249.3 million. Under US GAAP, the reduction of stated capital would not be permitted.

G) VARIABLE INTEREST ENTITIES

The Company enters into sale and leaseback arrangements with special purposes entities (SPEs) relating to simulation equipment used in the Company’s training center. Prior to the adoption of FASB Interpretation (“FIN”) No. 46 “Consolidation of Variable Interest Entities”, the Company was consolidating SPEs for which legal stated capital represented less than 3% of their assets. Under those rules, three SPEs were consolidated.

     In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, Consolidation of Variable Interest Entities. This interpretation clarifies how to apply Accounting Research Bulletin (“ARB No. 51”) Consolidated Financial Statements to those entities defined as Variable interest entities, when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. This interpretation requires that existing unconsolidated variable interest entities be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. An entity that holds a significant variable interest but is not the primary beneficiary is subject to specific disclosure requirements.

     In December 2003, the FASB revised FIN No.46 to make certain technical corrections and address certain implementation issues that had arisen. FIN No.46R provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. The Company was required to replace FIN No. 46 provisions with FIN No. 46R provisions to all newly created post-January 31, 2003 entities as of the end of the first period ending after March 15, 2005. As a foreign private issuer, the company will apply the provisions of FIN 46R to entities created before February 1, 2003, starting April 1, 2004. The Company adopted FIN No. 46R on April 1, 2004.

     Upon adoption by the Company of FIN No. 46R, the Company concluded that two out of the three SPEs that were consolidated under the old rules did not require to be consolidated anymore. The impact on CAE’s net earnings of the deconsolidation is $0.6 million.

     A similar accounting standard under Canadian GAAP, AcG 15–Consolidation of Variable Interest Entities, has been adopted by the Company on January 1, 2005 (Note 1). Due to a different application date between Canadian and US GAAP, the Company had to record in fiscal 2005 a decrease of $0.6 million (net of taxes of $0.5 million) in its net earnings as per US GAAP.

H) FOREIGN CURRENCY TRANSLATION ADJUSTMENT

Under US GAAP, foreign currency translation adjustment is included as a component of “Comprehensive income”. Under Canadian GAAP, the concept of comprehensive income is not yet applicable for the Company, and the currency translation adjustment is included as a component of “Shareholders’ equity”. In fiscal 2005, the Company transferred to earnings an amount of $6.6 million, as a results of reductions in net investments in self-sustaining foreign operations. Under US GAAP the reduction in currency translation adjustment account would not be permitted.

I) COMPREHENSIVE INCOME

US GAAP requires disclosure of comprehensive income, which comprises income and other components of comprehensive income. Other comprehensive income includes items that cause changes in shareholders’ equity but are not related to share capital or net earnings, which, for the Company, comprises currency translation adjustments and change in minimum pension liability. Under Canadian GAAP, the requirement to report comprehensive income will be applicable for the Company only in fiscal 2007 with the adoption of section 1530 “Comprehensive Income”.

J) MINIMUM PENSION LIABILITY

Under US GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of the additional liability that relates to unrecognized past service costs is recognized as an intangible asset while the remainder is charged to comprehensive income. The concept of additional minimum liability does not currently exist under Canadian GAAP.

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

K) SHARE ISSUE COSTS

Under Canadian GAAP, costs related to share issuance can be presented in retained earnings, net of taxes. Under US GAAP, these costs were recorded as a reduction of capital stock.

ACCOUNTING CHANGES

ACCOUNTING FOR STOCK-BASED COMPENSATION

Prior to April 1, 2003, CAE had elected to measure stock-based compensation using the intrinsic value base method of accounting. In that instance, however, under SFAS 123, the Company is required to make pro forma disclosures of net earnings, basic earnings per share and diluted earnings per share using the fair value method of accounting for stock-based compensation granted prior to April 1, 2003.

Pro forma net earnings and pro forma basic and diluted net earnings per share are presented below:

(amounts in millions of Canadian dollars, except per share amounts)	2005	2004	2003

Net (loss) earnings, as reported per US GAAP	$(200.1)	$57.5	$95.9
Compensation expense recorded	2.0	1.3	—

Net (loss) earnings before the effect of Stock-based compensation	(198.1)	58.8	95.9
Pro forma impact	(6.4)	(6.0)	(5.6)

Pro forma net (loss) earnings	(204.5)	52.8	90.3

Pro forma basic and diluted net (loss) earnings per share	(0.83)	0.23	0.41

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In fiscal 2004, the Company adopted SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies the financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 had no impact on CAE’s financial position.

PENSION AND OTHER RETIREMENT BENEFITS

During 2003, the Financial Accounting Standards Board revised SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. The revised SFAS 132 retains and revises the disclosure requirements contained in the original SFAS 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans.

CAE adopted revised SFAS 132, in fiscal 2004.

RECENT ACCOUNTING DEVELOPMENTS

EXCHANGES FOR NON-MONETARY ASSETS

During 2004, the Financial Accounting Standards Board issued SFAS 153, Exchanges for Non-Monetary Assets. SFAS 153 amends APB Opinion No.29, Accounting for Non-Monetary Transactions, and requires that all non-monetary exchanges be accounted for at fair value except for the exchanges of non-monetary assets that do not have commercial substance. The Company still evaluating the impact of this new standard on its financial statements, and is required to apply it to all non-monetary asset exchanges occurring in periods beginning after July 1, 2005.

STOCK-BASED COMPENSATION

In December 2004, the FASB has issued SFAS 123 (revised). This standard amends SFAS 123 Accounting for Stock-Based Compensation. The principal amendments require companies to recognize the costs of providing stock options to employees based on the fair value of the options at the grant date. The obligations to pay cash to employees based on the company’s share price must be recorded at fair value using an option pricing model. The Company still evaluating the impact of this new standard on its financial statements, and is required to apply this standard for periods beginning after June 15, 2005.

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ADDITIONAL DISCLOSURES

Additional disclosures required under US GAAP are as follows:

I) STATEMENTS OF EARNINGS

For the years ended March 31 (amounts in millions)		2005		2004		2003
	CANADIAN	US	CANADIAN	US	CANADIAN	US
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Revenues from sales of simulators	$456.4	$453.5	$456.1	$434.3	$530.6	$516.0
Revenues from sales of services	$529.8	$529.9	$482.3	$482.3	$446.2	$446.2
Cost of sales from simulators	$280.9	$281.7	$282.6	$281.6	$231.4	$231.4
Cost of sales from services	$317.8	$302.6	$277.0	$274.0	$239.5	$246.5
Research and development expenses	$93.5	$100.8	$81.0	$84.6	$108.3	$116.8
Rental expenses	$94.0	$94.0	$91.9	$79.0	$87.5	$73.2
Selling, general and administrative expenses	$105.2	$105.2	$115.3	$115.3	$115.7	$115.7
Impairment charges	$443.3	$440.4	$—	$—	$—	$—
Interest expense	$32.1	$33.9	$22.4	$22.2	$28.1	$44.6

II) BALANCE SHEET

Accounts payable and accrued liabilities on a Canadian GAAP basis are presented below:

As at March 31 (amounts in millions)	2005	2004

Accounts payable trade	$93.0	$91.0
Contract liabilities	90.1	101.9
Income tax payable	7.7	23.8
Other accrued liabilities	122.0	105.3

Accounts payable and accrued liabilities	$312.8	$322.0

Accounts receivable from government amounted to $52.4 million as of March 31, 2005 (2004–$33.9 million).

III) INCOME TAXES

The components of earnings from continuing operations and income taxes on a Canadian GAAP basis are as follows:

For the years ended March 31 (amounts in millions)	2005	2004	2003

Earnings before income taxes and other items
Canada	$(87.0)	$(13.8)	$96.4
Other countries	(318.1)	72.7	69.9

	$(405.1)	$58.9	$166.3

Current income taxes
Canada	$(1.8)	$1.8	$37.8
Other countries	15.3	12.6	(1.6)

	$13.5	$14.4	$36.2

Future income taxes
Canada	$(25.8)	$(6.9)	$(1.4)
Other countries	(88.1)	4.0	17.6

	$(113.9)	$(2.9)	$16.2

Income tax provision	$(100.4)	$11.5	$52.4

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> CAE ANNUAL REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

VI) PRODUCT WARRANTY COSTS

The Company has warranty obligations in connection to the sale of its civil and military simulators. The original warranty period is usually for a two-year period. The cost incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time revenue is recognized. The Company estimates its warranty cost for a given product based on past experience. The change in the Company’s accrued warranty liability as at March 31, are as follows:

(amounts in millions)	2005	2004

Accrued warranty liability at beginning of year	$6.6	$10.7
Warranty settlements during the year	(5.5)	(7.5)
Warranty provisions	3.9	3.0
Adjustments for changes in estimates	0.3	0.4

Accrued warranty obligations at the end of the year	$5.3	$6.6

V) PENSION

Obligations and funded status:

The accumulated benefit obligation (ABO) for all defined benefit pension plans was $158.5 million for March 31, 2005 and $139.8 million for March 31, 2004. At these dates, all plans had accumulated benefit obligation in excess of plan assets.

As at March 31 Before taxes (amounts in millions)	2005	2004	2003

Minimum Liability	$30.4	$20.9	$30.1
Balance — fiscal year end:
Additional liability	$33.2	$26.8	$39.5
Intangible Assets	(6.1)	(5.8)	(5.2)

Accumulated Net Additional Liability	$27.1	$21.0	$34.3

Change in Accumulated Net Additional Liability	$6.1	$(13.3)	$34.3

VI) IMPAIRMENT OF GOODWILL, TANGIBLE AND INTANGIBLE ASSETS

During the third quarter of fiscal 2005, the Company recorded an impairment charge of $443.3 million. For US GAAP purposes the impairment will be different has the company expenses development and pre-operating costs when incurred and because the carrying amount of goodwill is different for Canadian and US GAAP (Refer to E).

     Accordingly, the Company recorded a $440.4 million impairment charge for US GAAP purposes, virtually all related to its Civil business, detailed as follows:

(amounts in millions)	2005

Goodwill	$216.8
Customer relations	86.7
Trades names	20.4
Property, plant and equipment (simulators)	78.4
Inventories	33.3
Other assets	4.8

$440.4

NOTE 28.

COMPARATIVE FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassifïed from statements previously presented to conform to the presentation adopted in the current year.

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> CAE ANNUAL REPORT 2005

CORPORATE
GOVERNANCE

CAE’s Board of Directors and management team take pride in knowing that CAE has maintained the highest standards in corporate governance throughout its more than 50-year history. CAE’s corporate governance is rooted in the basic principle that proper and ethical practices lead to the creation and preservation of shareholder value.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company’s Board of Directors and management support the Guidelines for Corporate Governance (the “TSX Guidelines”) adopted by the Toronto Stock Exchange in 1995 and CAE’s approach to corporate governance complies fully with the TSX Guidelines.

     CAE is listed on the New York Stock Exchange (NYSE) as a non-U.S. company, which means that most of the NYSE corporate governance listing standards are not mandatory for CAE. However, the Company is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE. CAE is in compliance with the NYSE requirements in all significant respects, except as summarized on the Company’s website, www.cae.com. CAE also complies with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the United States Securities and Exchange Commission (“SEC”) pursuant to that Act.

CORPORATE GOVERNANCE GUIDELINES

The Board of Directors of CAE Inc. has adopted Corporate Governance Guidelines to assist the Board in exercising its responsibilities. The Board is elected by the Company’s shareholders to oversee management and the Company’s business results. The Board’s purpose is to build long-term value for the Company’s shareholders and to ensure the continuity and vitality of the Company’s businesses by setting policy for the Company, selecting the President and Chief Executive Officer, monitoring the performance of both the Company and the CEO, and providing management with appropriate advice and feedback. Management is responsible for and the Board is committed to ensuring that CAE operates in a legal and ethically responsible manner.

     Candidates for election or re-election to the CAE Board of Directors should possess the highest personal and professional ethics; i background and expertise that may be useful to the Company while being complementary to and different from the background of the other directors; and a willingness to devote the required time to the duties and responsibilities of Board membership.

     It is the policy of the Board that a substantial majority of the members of the Board of Directors of CAE, and all of the members of the Audit Committee, Compensation Committee and the Governance Committee, qualify as “independent Directors.” The Board of Directors has determined that it is comprised of “independent” and “unrelated” Directors, except for the President and Chief Executive Officer, Mr. Robert E. Brown, as defined under the listing requirements of the NYSE and the TSX Guidelines. The Board has a non-executive chairman.

     CAE’s Board regularly meets six times per year. The Board may hold additional meetings from time to time. One meeting per year will be a review of the strategic issues and opportunities facing the Company.

COMMITTEES OF THE BOARD

The Board has established the following standing committees: Audit, Compensation, Governance and Executive. Each committee has a written charter describing its duties. The frequency of meetings is set forth in each committee’s charter and additional meetings of all committees are held as needed.

     More details regarding CAE’s corporate governance guidelines and Board committee mandates can be found on the Company’s website, www.cae.com.

CODE OF CONDUCT

CAE’s long-standing reputation for conducting its local and international business with the highest ethical standards has earned it the trust of its customers, suppliers and investors as well as that of the general public.

     CAE is committed to conducting its business in accordance with these standards and requires that all of its employees, as well as individuals and organizations working on its behalf, strictly adhere to the principles of honesty and integrity outlined in CAE’s Code of Business Conduct.

     CAE’s Board also has a Code of Conduct applicable to the Directors. Both the Code of Business Conduct and the Board Member Code of Conduct can be found on CAE’s website, www.cae.com.

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> CAE ANNUAL REPORT 2005

COMMUNITY
INVOLVEMENT

EDUCATION

As a leader in technology, CAE is an active proponent of education and the pursuit of knowledge by students of science, engineering and aviation. To this end, sixty per cent of CAE’s donations are earmarked for programs supporting higher education. During fiscal year 2005, CAE added another educational institution-Montreal’s École de technologie supérieure (ETS) - to its network of Canadian scholarship programs, bringing to 11 the total number of North American universities and colleges that CAE supports.

     In the U.S., CAE SimuFlite funds a scholarship program to promote business aviation as a career for young aviators, with scholarships awarded through the University Aviation Association (UAA), the Organization of Black Airline Pilots (OBAP) and Women in Aviation International (WAI). These scholarships include training at the CAE SimuFlite centre in Dallas.

COMMUNITY

In addition to its support of higher education, CAE contributes to a number of charities, while CAE employees around the world volunteer their time, effort and funds to worthy causes in their respective communities, including cancer research, programs for disabled athletes, and humanitarian aid.

     Every year, CAE’s Canadian and U. S. - based employees raise funds for the Centraide/United Way campaign in support of a wide range of charitable works and organizations. In fiscal 2005, CAE employees in Montreal contributed a total of $380,000 to Centraide—$280,000 from employees and $100,000 in the form of a corporate donation—and CAE was awarded the Centraide Solidaires Award for Leadership Giving. In Tampa, Florida, CAE USA employees donated US$18,000 to their local United Way drive.

     In various countries around the world, CAE employees are involved in relief efforts. Employees in the Netherlands and Belgium donated 5,000 euros to an organization that funds humanitarian aid in Asia, while CAE Tampa raised over US$ 15,000 for the American Red Cross Hurricane Relief Fund.

     In Dallas, CAE SimuFlite has an Employee Activities Team that hosts fundraisers throughout the year to benefit Grapevine Relief and Community Exchange (GRACE), an organization providing food, clothing and other vital necessities to people in need within the Dallas-Fort Worth community.

     In both Tampa and Montreal, CAE employees participated in the “Relay for Life” Event, with funds raised going to the American and Canadian Cancer Societies.

HISTORY

CAE is a major contributor to the new Canadian War Museum, dedicated to the education, preservation and remembrance of Canada’s military history.

     CAE is also a proud supporter of the Historica Foundation of Canada, a charitable organization dedicated to increasing awareness and understanding of Canadian history.

cae employees in dubai
participated in the 2004
terry fox run.
for the fourth consecutive
year, cae montreal employees
took part in the 767 challenge,
a plane-pulling competition
that benefits quebec
special olympics.

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TRIBUTE
TO A PIONEER

ROY FRASER ELLIOTT, C.M., Q.C.
NOVEMBER 25, 1921
JANUARY 26, 2005

//

During the more than 50 years that he devoted to CAE, R. Fraser Elliott was an integral part of the Company’s evolution, nurturing it from its humble beginnings in a vacant aircraft hangar to the world-renowned multinational corporation that it is today. When Mr. Elliott passed away on January 26, 2005, he was the longest-serving member of CAE’s Board of Directors and the Company’s largest known individual shareholder.

     Mr. Elliott was witness to CAE’s foundation as Canadian Aviation Electronics in 1947 by Kenneth Patrick, whose dream it was to “create something Canadian and take advantage of a war-trained team that was extremely innovative and very technology-intensive.”

     “Although he ran a very successful law practice, Eraser’s first love was CAE. He really believed from early on that it could be something big,” says Douglas Reekie, a close friend of Mr. Elliott’s who served as CAE’s Chief Executive Officer from 1967 to 1985. “Every Saturday morning, Fraser would walk through the plant, just to see what was going on-that’s how deeply connected he felt to the Company.”

     Mr. Elliott saw the Company receive its first order for a CF100 flight simulator for the Royal Canadian Air Force in 1952. From the time he joined CAE’s Board of Directors in 1953 to the day he died, Mr. Elliott provided invaluable strategic direction, helping the Company diversify its product portfolio to meet changing market demands. During his 35-year tenure as Chairman, CAE grew from a manufacturer of consumer products to a provider of rail equipment, cleaning technology and forestry products, but always maintained its core business of simulation.

     Mr. Elliott was part of the decision to phase out consumer products and to aggressively pursue the commercial simulation business, a move that has catapulted CAE to becoming the world’s leading supplier of civil full-flight simulators for all major aircraft types. With continued investment in R&D, the Company is solidly positioned to continue on the path of technological excellence that Mr. Elliott helped pioneer for it.

     “Fraser was a straight talker and a straight doer,” concludes Mr. Reekie. “He didn’t believe in cutting corners. He was someone who believed in doing the right thing. I think that’s his greatest legacy to CAE.”

r. fraser elliott was fond
of walking the floor at
cae’s côte-de-liesse plant
(seen here in 1960).

//

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CEO EXCELLENCE
AWARDS

First introduced in May 2000, the annual CEO Excellence Award program recognizes employees who have demonstrated exemplary leadership in the accomplishment of their function, strong potential for advancement, and consistent performance that goes beyond expectations. It is an opportunity for senior management to formally recognize those employees who best reflect the Company’s vast pool of talent.

These are the recipients of this prestigious award for fiscal year 2005.

ALAN BRANNAN	HANS CORDEL	NADIA DIONISI	HANS-WERNER LINDERT
Manager, R&D	Manager, Technical Operations	Manager, Financial Reporting	Group Leader,
Military Simulation and Training	(Europe & Middle East)	and Budgeting	Flight Simulation
Tampa, U.S.A.	Civil Training and Services	Civil Training and Services	Military Simulation and Training
	Amsterdam, The Netherlands	Montreal, Canada	Stolberg, Germany

CAROL MAGEAU	JIM O’CONNELL	RONALD ROSITO	ANDREAS VAFIADIS
Manager,	Senior Manager,	Manager,	Manager, Aircraft Systems
Program Management	Training Services	Cockpit Module Design	Simulation Products
Simulation Products	Civil Training and Services	Simulation Products	Montreal, Canada
Montreal, Canada	Dallas, U.S.A.	Montreal, Canada

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BOARD OF DIRECTORS AND
OFFICERS

BOARD OF DIRECTORS	LYNTON R. WILSON, O.C.[1,2,4]	H. GARFIELD EMERSON, Q.C.[4]	JAMES F. HANKINSON[3,4]
	Chairman of the Board	National Chairman	President and Chief
	CAE Inc.	Fasken Martineau DuMoulin LLP	Executive Officer
	Oakville, Ontario	Toronto, Ontario	Ontario Power Generation Inc.
Toronto , Ontario
	BRIAN E. BARENTS[2]	ANTHONYS. FELL, O.C.[4]
	Corporate Director	Chairman	E. RANDOLPH (RANDY) JAYNE II2
	Andover, Kansas	RBC Dominion Securities Inc.	Senior Partner
		Toronto, Ontario	Heidrick & Struggles
	ROBERT E. BROWN[1]		International Inc.
	President and Chief	PAUL GAGNÉ[3]	McLean, Virginia
	Executive Officer	Corporate Director
	CAE Inc. Westmount, Quebec JOHN A. (IAN) CRAIG[3] Business Consultant Ottawa, Ontario	Montreal, Quebec THE HONOURABLE JAMES A. GRANT, PC., C.M., Q.C.[1,2] Partner Stikeman Elliott LLP Montreal, Quebec	JAMES W. McCUTCHEON, Q.C.[3] Counsel McCarthy Tétrault LLP Toronto, Ontario LAWRENCE N. STEVENSON[2] Chief Executive Officer
	RICHARD J. CURRIE, O.C.[3] Chairman of the Board BCE Inc. and Bell Canada		Pep Boys Inc. Toronto, Ontario
Toronto, Ontario

1	Member of the Executive Committee

2	Member of the Compensation Committee

3	Member of the Audit Committee

4	Member of the Governance Committee

OFFICERS	LYNTON R. WILSON Chairman of the Board ROBERT E. BROWN President and Chief Executive Officer DONALD W. CAMPBELL Group President Military Simulation and Training	MARC PARENT Group President Simulation Products JEFF ROBERTS Group President Civil Training and Services GUY BLANCHETTE Vice President and Treasurer	ERIC GEMME
Vice President and
Corporate Controller

HARTLAND J.A. PATERSON
Vice President, Legal
General Counsel
and Corporate Secretary

ALAIN RAQUEPAS
Vice President, Finance
and Chief Financial Officer

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SHAREHOLDER AND INVESTOR
INFORMATION

CAE SHARES

CAE’s shares are traded on the Toronto Stock Exchange (TSX) under the symbol “CAE” and on the New York Stock Exchange (NYSE) under the symbol “CGT”.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1
Tel: (514) 982-7555 or 1 800 564-6253
(toll free in Canada and the U.S.)
Fax: (416) 263-9394 or 1 888 453-0330
(toll free in Canada and the U.S.)
E-mail: service@computershare.com
www.computershare.com

DIVIDEND REINVESTMENT PLAN

Canadian resident registered shareholders of CAE Inc. who wish to receive dividends in the form of CAE Inc. common shares rather than a cash payment may participate in CAE’s dividend reinvestment plan. In order to obtain the dividend reinvestment plan form, please contact Computershare Trust Company of Canada.

DIRECT DEPOSIT DIVIDEND

Canadian resident registered shareholders of CAE Inc. who receive cash dividends may elect to have the dividend payment deposited directly to their bank accounts instead of receiving a cheque. In order to obtain the direct deposit dividend form, please contact Computershare Trust Company of Canada.
DUPLICATE MAILINGS

To eliminate duplicate mailings by consolidating accounts, registered shareholders must contact Computershare Trust Company of Canada; non-registered shareholders must contact their brokers.

INVESTOR RELATIONS

Quarterly and annual reports as well as other corporate documents are available on our website: www.cae.com. These documents can also be obtained from our Investor Relations department:
Investor Relations
CAE Inc.
8585 Côte-de-Liesse
Saint-Laurent, Quebec H4T 1G6
Tel.: 1 866 999-6223
investor.relations@cae.com

VERSION FRANÇAISE
Pour obtenir la version française du rapport annuel, s’adresser á investisseurs@cae.com.

2005 ANNUAL MEETING

The Annual and Special Meeting of Shareholders will be held at 10:00 a.m. (Eastern Time), Wednesday, June 22, 2005, at the International Civil Aviation Organization, 999 University Street, Room 3, Montreal, Quebec. The meeting will also be webcast live on CAE’s website, www.cae.com.	AUDITORS

PricewaterhouseCoopers LLP
Chartered Accountants
Montreal, Quebec

TRADEMARKS

The CAE logo, and the terms CAE Simfïnity, CAE Tropos, CAE STRIVE, CAE NeTTS and CAE Medallion-S are all trademarks of CAE or its subsidiaries.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements that are based on certain assumptions and reflect CAE’s current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE’s materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements.

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